     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 24, 1998



                                                              File No. 333-50737
                                                               File No. 811-7924

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                    FORM N-4


            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                         PRE-EFFECTIVE AMENDMENT NO. 1
                                      AND
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1940



                        POST-EFFECTIVE AMENDMENT NO. 16


                 LINCOLN BENEFIT LIFE VARIABLE ANNUITY ACCOUNT
                           (Exact Name of Registrant)

                          LINCOLN BENEFIT LIFE COMPANY
                              (Name of Depositor)
                             206 South 13th Street
                            Lincoln, Nebraska 68508
               (Complete Address of Depositor's Principal Office)

                                  JOHN MORRIS
                          Lincoln Benefit Life Company
                             206 South 13th Street
                            Lincoln, Nebraska 68508
                                 1-800-865-5237
                (Name and Complete Address of Agent for Service)

                                    Copy to:

                              JOAN E. BOROS, ESQ.
                          Jorden Burt Boros Cicchetti
                             Berenson & Johnson LLP
                       1025 Thomas Jefferson Street N.W.
                                 Suite 400 East
                          Washington, D.C. 20007-0805

                            ------------------------

SECURITIES BEING OFFERED: FLEXIBLE PREMIUM INDIVIDUAL DEFERRED VARIABLE ANNUITY CONTRACTS

APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING: AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

AN INDEFINITE NUMBER OF SHARES ARE DEEMED TO BE REGISTERED AND NO FILING FEE IS DUE BECAUSE OF RELIANCE ON SECTION 24(f) OF THE INVESTMENT COMPANY ACT OF 1940. THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a)OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                             CROSS REFERENCE SHEET
Showing Location in Part A (Prospectus) and Part B of Registration Statement of
                  Additional Information Required by Form N-4

ITEM OF FORM N-4
PART A: INFORMATION REQUIRED IN A PROSPECTUS
----------------------------------------------------------------------------------------------------------------
  1.    Cover Page........................................    Cover Page

  2.    Definitions.......................................    Definitions

  3.    Synopsis..........................................    Questions and Answers About your Contract; Fee
                                                                Tables; Examples; Explanation of Fee Tables and
                                                                Examples

  4.    Condensed Financial Information
        (a) Accumulation Unit Values......................    Not Applicable
        (b) Explanation of Calculation of Performance.....    Appendix A: Portfolios and Performance Data
        (c) Location of Other Financial Statements........    Condensed Financial Data

  5.    General Description of Registrant, Depositor, and
          Portfolio Companies
        (a) Depositor.....................................    Lincoln Benefit Life Company
        (b) Registrant....................................    Lincoln Benefit Life Variable Annuity Account
        (c) Portfolio Companies...........................    The Portfolios
        (d) Portfolio Company Prospectuses................    The Portfolios
        (e) Voting Rights.................................    Voting Rights
        (f) Administrators................................    Administration

  6.    Deductions
        (a) General.......................................    Contract Charges
        (b) Sales Load Percent............................    Not applicable
        (c) Special Purchase Plans........................    Not applicable
        (d) Commissions...................................    Distribution of the Contracts
        (e) Portfolio Expenses............................    Other Expenses
        (f) Operating Expenses............................    Fee Tables; Contract Charges

  7.    General Description of Contracts
        (a) Persons with Rights...........................    Description of the Contracts; Annuity Benefits;
                                                                Other Contract Benefits; Voting Rights;
                                                                Beneficiary
        (b) (i)  Allocation of Purchase Payments..........    Allocation of Purchase Payments
            (ii) Transfers................................    Purchases and Contract Value; Transfers During
                                                                Annuity Period
            (iii) Exchanges...............................    Not Applicable
        (c) Changes.......................................    Modification of the Contract
        (d) Inquiries.....................................    Questions and Answers about Your Contract: Who
                                                                Should I Contact for More Information

  8.    Annuity Period....................................    Annuity Benefits

  9.    Death Benefit.....................................    Death Benefit

 10.    Purchases and Contract Value......................    Purchases and Contract Value; Distribution of the
                                                                Contracts

 11.    Redemptions
        (a) By Owners.....................................    Withdrawals (Redemptions); Substantially Equal
                                                                Periodic Payments; Systematic Withdrawal Program
        (b) By Annuitant..................................    Annuity Options
        (c) Texas ORP.....................................    Not Applicable
        (d) Lapse.........................................    Minimum Contract Value
        (e) Free Look.....................................    Free Look Period

 12.    Taxes.............................................    Taxes

 13.    Legal Proceedings.................................    Legal Proceedings

 14.    Table of Contents of SAI..........................    Table of Contents of SAI

ITEM OF FORM N-4
PART B: INFORMATION REQUIRED IN A STATEMENT OF ADDITIONAL INFORMATION
----------------------------------------------------------------------------------------------------------------

 15.    Cover Page........................................    Cover Page

 16.    Table of Contents.................................    Table of Contents

 17.    General Information and History
        (a) Depositor's Name..............................    Not Applicable
        (b) Assets of Subaccount..........................    Not Applicable
        (c) Control of Depositor..........................    Prospectus: Lincoln Benefit Life Company

 18.    Services
        (a) Fees and Expenses of Registrant...............    Not Applicable
        (b) Management Contracts..........................    Not Applicable
        (c) Custodian.....................................    Prospectus: Separate Account
            Independent Public Accountant.................    Prospectus: Experts
        (d) Assets of Registrant..........................    Prospectus: Separate Account
        (e) Affiliated Persons............................    Not Applicable
        (f) Principal Underwriter.........................    Prospectus: Distribution of the Contracts

 19.    Purchase of Securities Being Offered..............    Prospectus: Distribution of the Contracts

 20.    Underwriters......................................    Prospectus: Distribution of the Contracts

 21.    Calculation of Performance Data...................    Prospectus: Appendix A: Portfolios and Performance
                                                                Data; Separate Account Performance

 22.    Annuity Payments..................................    SAI: The Contract

 23.    Financial Statements
        (a) Financial Statements of Registrant............    SAI: Financial Statements
        (b) Financial Statements of Depositor.............    Prospectus: Financial Statements

PART C: OTHER INFORMATION
----------------------------------------------------------------------------------------------------------------
The information required to be provided in Part C is separately identified by Item number.

                                FLEXIBLE PREMIUM
                 INDIVIDUAL DEFERRED VARIABLE ANNUITY CONTRACTS
                                   ISSUED BY
                          LINCOLN BENEFIT LIFE COMPANY
                               IN CONNECTION WITH
                 LINCOLN BENEFIT LIFE VARIABLE ANNUITY ACCOUNT
           STREET ADDRESS: 206 SOUTH 13TH ST., LINCOLN, NE 68508-1993
            MAILING ADDRESS: P. O. BOX 82532, LINCOLN, NE 68501-2532
                        TELEPHONE NUMBER: 1-800-865-5237

This prospectus describes a Flexible Premium Individual Deferred Variable Annuity Contract ("Contract") offered by Lincoln Benefit Life Company ("we" or "Lincoln Benefit"). Lincoln Benefit is owned by Allstate Life Insurance Company. The Contract is a deferred annuity contract designed to aid you in long-term financial planning. You may purchase it on either a tax qualified or non-tax qualified basis.

Because this is a flexible premium annuity contract, you may pay multiple premiums. We allocate your premium to the investment options under the Contract and our Fixed Account in the proportions that you choose. The Contract currently offers thirty-seven investment options, each of which is a subaccount of the Lincoln Benefit Life Variable Annuity Account ("Separate Account"). Each Subaccount invests exclusively in shares of one of the following Portfolios:

JANUS ASPEN SERIES: Flexible Income Portfolio, Balanced Portfolio, Growth Portfolio, Aggressive Growth Portfolio, Worldwide Growth Portfolio

FEDERATED INSURANCE MANAGEMENT SERIES: Utility Fund II, Fund for U.S. Government Securities II, High Income Bond Fund II

FIDELITY VARIABLE INSURANCE PRODUCTS FUND: Money Market Portfolio, Equity-Income Portfolio, Growth Portfolio, Overseas Portfolio

FIDELITY VARIABLE INSURANCE PRODUCTS FUND II: Asset Manager Portfolio, Contrafund Portfolio, Index 500 Portfolio

THE ALGER AMERICAN FUND: Income and Growth Portfolio, Small Capitalization Portfolio, Growth Portfolio, MidCap Growth Portfolio, Leveraged AllCap Portfolio

SCUDDER VARIABLE LIFE INVESTMENT FUND: Bond Portfolio, Balanced Portfolio, Growth and Income Portfolio, Global Discovery Portfolio, International Portfolio


STRONG VARIABLE INSURANCE FUNDS, INC.: Discovery Fund II, Growth Fund II



STRONG OPPORTUNITY FUND II, INC.: Opportunity Fund II


T. ROWE PRICE INTERNATIONAL SERIES, INC.: International Stock Portfolio

T. ROWE PRICE EQUITY SERIES, INC.: New America Growth Portfolio, Mid-Cap Growth Portfolio, Equity Income Portfolio

MFS VARIABLE INSURANCE TRUST: Growth with Income Series, Research Series, Emerging Growth Series, Total Return Series, New Discovery Series

We may make available other investment options in the future.

You may not purchase a Contract if either you or the Annuitant are 90 years old or older before we receive your application.

Your Contract Value will vary daily as a function of the investment performance of the Subaccounts to which you have allocated Purchase Payments and any interest credited to the Fixed Account. We do not guarantee any minimum Contract Value for amounts allocated to the Subaccounts. Benefits provided by this Contract, when based on the Fixed Account, are subject to a Market Value Adjustment, which may result in an upwards or downwards adjustment in withdrawal benefits, death benefits, settlement values, transfers to the Subaccounts, or periodic income payments.

In certain states the contract may be offered as a group contract with individual ownership represented by Certificates. The discussion of Contracts in this prospectus applies equally to Certificates under group contracts, unless the context specifies otherwise.

This prospectus sets forth the information you ought to know about the Contract. You should read it before investing and keep it for future reference.


We have filed a Statement of Additional Information with the Securities and Exchange Commission ("SEC"). The current Statement of Additional Information is dated July 23, 1998. The information in the Statement of Additional Information is incorporated by reference in this prospectus. You can obtain a free copy by writing us or calling us at the telephone number given above. The Table of Contents of the Statement of Additional Information appears on page 40 of this prospectus.


                                                        (continued on next page)

--------------------------------------------------------------------------------

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES NOR HAS IT PASSED ON THE ACCURACY OR THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                 THE DATE OF THIS PROSPECTUS IS JULY 23, 1998.

At least once each year we will send you an annual statement. The annual statement details values and specific information for your Contract. It does not contain our financial statements. Our financial statements begin on page F-1 of this prospectus. Lincoln Benefit will file annual and quarterly reports and other information with the SEC. You may read and copy any reports, statements or other information we file at the SEC's public reference room in Washington, D.C. You can obtain copies of these documents by writing to the SEC and paying a duplicating fee. Please call the SEC at 1-800-SEC-0330 for further information as to the operation of the public reference room. Our SEC filings are also available to the public on the SEC Internet site (http://www.sec.gov).


THIS PROSPECTUS IS VALID ONLY IF ACCOMPANIED OR PRECEDED BY CURRENT PROSPECTUSES FOR THE PORTFOLIOS LISTED ABOVE. IF ANY OF THESE PROSPECTUSES IS MISSING OR OUTDATED, PLEASE CONTACT US AND WE WILL SEND YOU THE PROSPECTUS YOU NEED.

PLEASE READ THIS PROSPECTUS CAREFULLY AND RETAIN IT FOR YOUR FUTURE REFERENCE.

                               TABLE OF CONTENTS


DEFINITIONS...................................          5

QUESTIONS AND ANSWERS ABOUT YOUR CONTRACT.....          6

FEE TABLES....................................         10

EXAMPLES......................................         12

EXPLANATION OF FEE TABLES AND EXAMPLES........         12

CONDENSED FINANCIAL INFORMATION...............         13

DESCRIPTION OF THE CONTRACTS..................         13
Summary.......................................         13
Contract Owner................................         13
Annuitant.....................................         13
Modification of the Contract..................         13
Assignment....................................         13
Free Look Period..............................         13

PURCHASES AND CONTRACT VALUE..................         13
Minimum Purchase Payment......................         13
Automatic Payment Plan........................         13
Allocation of Purchase Payments...............         14
Contract Value................................         14
Separate Account Accumulation Unit Value......         14
Transfer During Accumulation Period...........         14
Transfers Authorized by Telephone.............         15
Automatic Dollar Cost Averaging Program.......         15
Portfolio Rebalancing.........................         15

THE INVESTMENT AND FIXED ACCOUNT OPTIONS......         16
Separate Account Investments..................         16
The Portfolios................................         16
Voting Rights.................................         19
Additions, Deletions, and Substitutions of
 Securities...................................         20
The Fixed Account.............................         20
General.......................................         20
Guaranteed Maturity Fixed Account Option......         20
Market Value Adjustment.......................         22
Dollar Cost Averaging Fixed Account Option....         22

ANNUITY BENEFITS..............................         22
Annuity Date..................................         22
Annuity Options...............................         22
Other Options.................................         23
Annuity Payments: General.....................         23
Variable Annuity Payments.....................         23
Fixed Annuity Payments........................         24
Transfers During Annuity Period...............         24
Death Benefit During Annuity Period...........         24
Certain Employee Benefit Plans................         24

OTHER CONTRACT BENEFITS.......................         24
Death Benefit.................................         24
Beneficiary...................................         25
Contract Loans for 401(a), 401(k), and 403(b)
 Contracts....................................         26
Withdrawals (Redemptions).....................         27
Substantially Equal Periodic Payments.........         28
Systematic Withdrawal Program.................         28
ERISA Plans...................................         28
Minimum Contract Value........................         28

CONTRACT CHARGES..............................         28
Mortality and Expense Risk Charge.............         28
Administrative Charges........................         29
  Contract Maintenance Charge.................         29
  Administrative Expense Charge...............         29
  Transfer Fee................................         29
Premium Taxes.................................         29
Deduction for Separate Account Income Taxes...         29
Other Expenses................................         29

TAXES.........................................         29
General.......................................         29
Withholding Tax on Distributions..............         30
Tax Treatment of Assignments..................         31
Tax Treatment of Withdrawals..................         31
  Qualified Plans.............................         31
  Non-Qualified Plans.........................         32

DESCRIPTION OF LINCOLN BENEFIT LIFE COMPANY
AND THE SEPARATE ACCOUNT......................         32
Lincoln Benefit Life Company..................         32
Financial Statements of Lincoln Benefit.......         32
Selected Financial Data.......................         32
Investments by Lincoln Benefit................         33
Management's Discussion and Analysis of
 Financial Condition and Results of
 Operation....................................         33
Management's Discussion and Analysis of
 Financial Condition and Results of Operation
 -- First Quarter 1998........................         36
Competition...................................         38
Employees.....................................         38
Properties....................................         38
Executive Officers and Directors of Lincoln
 Benefit......................................         38
Executive Compensation........................         40
State Regulation of Lincoln Benefit...........         41
Separate Account..............................         41

ADMINISTRATION................................         41

MARKET TIMING AND ASSET ALLOCATION SERVICES...         41

DISTRIBUTION OF CONTRACTS.....................         41

LEGAL PROCEEDINGS.............................         42

LEGAL MATTERS.................................         42

EXPERTS.......................................         42

REGISTRATION STATEMENT........................         43

TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL
INFORMATION...................................         43

FINANCIAL STATEMENTS..........................        F-1

APPENDIX A - PORTFOLIOS AND PERFORMANCE
DATA..........................................        A-1

APPENDIX B - EXAMPLES OF MARKET VALUE
ADJUSTMENTS...................................        B-1


THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. WE DO NOT AUTHORIZE ANYONE TO PROVIDE ANY INFORMATION OR REPRESENTATIONS REGARDING THE OFFERING DESCRIBED IN THIS PROSPECTUS OTHER THAN AS CONTAINED IN THIS PROSPECTUS.

                                  DEFINITIONS

Please refer to this list for the meaning of the following terms:

ACCUMULATION PERIOD - The period, beginning on the Issue Date, during which Contract Value builds up under your Contract.

ACCUMULATION UNIT - A unit of measurement which we use to calculate Contract Value.

ANNUITANT - The natural person on whose life the annuity benefits under a Contract are based.

ANNUITIZATION - The process to begin annuity payments under the Contract.

ANNUITIZED VALUE - The Contract Value adjusted by any applicable Market Value Adjustment and less any applicable taxes.

ANNUITY DATE - The date on which annuity payments are scheduled to begin.

ANNUITY PERIOD - The period during which annuity payments are paid. The Annuity Period begins on the Annuity Date.

ANNUITY UNIT - A unit of measurement which we use to calculate the amount of Variable Annuity payments.

BENEFICIARY(IES) - The person(s) designated to receive any death benefits under the Contract.

COMPANY ("WE," "US," "OUR," "LINCOLN BENEFIT") - Lincoln Benefit Life Company.

CONTRACT ANNIVERSARY - Each anniversary of the Issue Date.

CONTRACT OWNER ("YOU") - The person(s) having the privileges of ownership defined in the Contract. If your Contract is issued as part of a retirement plan, your ownership privileges may be modified by the plan.

CONTRACT VALUE - The sum of the values of your interests in the Subaccounts of the Separate Account and the Fixed Account.

CONTRACT YEAR - Each twelve-month period beginning on the Issue Date and each Contract Anniversary.

CONTRIBUTION YEAR - Each twelve-month period beginning on the date a Purchase Payment is allocated to a Subaccount, or each anniversary of that date.

FIXED ACCOUNT - The portion of the Contract Value allocated to our general account.

FIXED ANNUITY - A series of annuity payments that are fixed in amount.

GUARANTEE PERIODS - A period of years for which we have guaranteed a specific effective annual interest rate on an amount allocated to the Fixed Account.

ISSUE DATE - The date when the Contract becomes effective.

LATEST ANNUITY DATE - The latest date by which you must begin annuity payments under the Contract.

LOAN ACCOUNT - An account established for amounts transferred from the Subaccounts or the Fixed Account as security for outstanding Contract loans.

MARKET VALUE ADJUSTMENT - An amount added to or subtracted from certain transactions involving your interest in the Fixed Account, to reflect the impact of changing interest rates.

NET INVESTMENT FACTOR - The factor used to determine the value of an Accumulation Unit and Annuity Unit in any Valuation Period. We determine the Net Investment Factor separately for each Subaccount.

NON-QUALIFIED PLAN - A retirement plan which does not receive special tax treatment under Sections 401, 403(b), 408, 408A or 457 of the Tax Code.

PORTFOLIO(S) - The underlying mutual funds in which the Subaccounts invest. Each Portfolio is an investment company registered with the SEC or a separate investment series of a registered investment company.

PURCHASE PAYMENTS - Amounts paid to us as premium for the Contract by you or on your behalf.

QUALIFIED PLAN - A retirement plan which receives special tax treatment under Sections 401, 403(b), 408 or 408A of the Tax Code or a deferred compensation plan for a state and local government or another tax exempt organization under
Section 457 of the Tax Code.

SEPARATE ACCOUNT - The Lincoln Benefit Life Variable Annuity Account, which is a segregated investment account of the Company.

SUBACCOUNT - A subdivision of the Separate Account, which invests wholly in shares of one of the Portfolios.

SURRENDER VALUE - The amount paid upon complete surrender of the Contract, equal to the Contract Value, less any applicable premium taxes and the contract maintenance charge and increased or decreased by any Market Value Adjustment.

TAX CODE - The Internal Revenue Code of 1986, as amended.

TREASURY RATE - The U.S. Treasury Note Constant Maturity Yield for the preceding week as reported in Federal Reserve Bulletin Release H.15.

VALUATION DATE - Each day the New York Stock Exchange is open for business.

VALUATION PERIOD - The period of time over which we determine the change in the value of the Subaccounts in order to price Accumulation Units and Annuity Units. Each Valuation Period begins at the close of normal trading on the New York Stock Exchange ("NYSE") currently 4:00 p.m. Eastern time on each Valuation Date and ends at the close of the NYSE on the next Valuation Date.

VARIABLE ANNUITY - A series of annuity payments that vary in amount based on changes in the value of the Subaccounts to which your Contract Value has been allocated.

                             QUESTIONS AND ANSWERS
                              ABOUT YOUR CONTRACT

THE FOLLOWING ARE ANSWERS TO SOME OF THE QUESTIONS YOU MAY HAVE ABOUT SOME OF THE MORE IMPORTANT FEATURES OF THE CONTRACT. THE CONTRACT IS MORE FULLY DESCRIBED IN THE REST OF THE PROSPECTUS. PLEASE READ THE PROSPECTUS CAREFULLY.

1. WHAT IS THE CONTRACT?

The Contract is a flexible premium deferred variable annuity contract. It is designed for tax-deferred retirement investing. The Contract is available for non-qualified or qualified retirement plans. The Contract, like all deferred annuity contracts, has two phases: the Accumulation Period and the Annuity Period. During the Accumulation Period, earnings accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal. The Annuity Period begins when you begin receiving payments under one of the annuity payment options described in the answer to Question 2. The amount of money accumulated under your Contract during the Accumulation Period will be used to determine the amount of your annuity payments during the Annuity Period.

Your premiums are invested in one or more of the Subaccounts of the Separate Account or allocated to the Fixed Account, as you instruct us. You may allocate your Contract Value to up to twenty-one options under the Contract, counting each Subaccount and the Fixed Account as one option. We will treat all of your Contract Value allocated to the Fixed Account as one option for purposes of this limit, even if you have chosen more than one Guarantee Period. The value of your Contract will depend on the investment performance of the Subaccounts and the amount of interest we credit to the Fixed Account.

Each Subaccount will invest in a single investment portfolio (a "Portfolio") of a mutual fund. The Portfolios offer a range of investment objectives, from conservative to aggressive. You bear the entire investment risk on amounts allocated to the Subaccounts. The investment policies and risks of each Portfolio are described in the accompanying prospectuses for the Portfolios.

In some states, you may also allocate all or part your Contract Value to the "Fixed Account", as described in the answer to Question 5.

2. WHAT ANNUITY OPTIONS DOES THE CONTRACT OFFER?
You may receive annuity payments on a fixed or a variable basis or a combination of the two. We offer a variety of annuity options including:
- a life annuity with payments guaranteed for five to twenty years;
- a joint and full survivorship annuity, with payments guaranteed for five to twenty years; and
- fixed payments for a specified period of five to thirty years.

Call us to inquire about other options.

You may change your annuity option at any time before annuitization. You may select the date to annuitize the Contract. The date you select, however, may be no later than the later of the tenth Contract Anniversary or the Annuitant's 90th birthday. If your Contract was issued in connection with a qualified plan, different deadlines may apply.

If you select annuity payments on a variable basis, the amount of our payments to you will be affected by the investment performance of the Subaccounts you have selected. The fixed portion of your annuity payments, on the other hand, generally will be equal in amount to the initial payment we determine. As explained in more detail below, however, during the Annuity Period you will have a limited ability to change the relative weighting of the Subaccounts on which your variable annuity payments are based or to increase the portion of your annuity payments consisting of Fixed Annuity payments.

3. HOW DO I BUY A CONTRACT?

You can obtain a Contract application from your Lincoln Benefit agent. You must pay at least $25,000 in a lump sum as an initial Purchase Payment. Subsequent Purchase Payments must be at least $500. We may lower these minimums at our sole discretion. We will not issue a Contract to you if either you or the Annuitant is age 90 or older before we receive your application.

4. WHAT ARE MY INVESTMENT CHOICES UNDER THE CONTRACT?

You can allocate and reallocate your investment among the Subaccounts, each of which in turn invests in a single Portfolio. Under the Contract, the Separate Account currently invests in the following Portfolios:

             Fund                        Portfolio(s)
------------------------------  ------------------------------
--------------------------------------------------------------

Janus Aspen Series              Flexible Income Portfolio
                                Balanced Portfolio
                                Growth Portfolio
                                Aggressive Growth Portfolio
                                Worldwide Growth Portfolio
--------------------------------------------------------------
Federated Insurance Management  Utility Fund II
Series                          Fund for U.S. Government
                                   Securities II
                                High Income Bond Fund II
--------------------------------------------------------------
Fidelity Variable Insurance     Money Market Portfolio
Products Fund                   Equity-Income Portfolio
                                Growth Portfolio
                                Overseas Portfolio
--------------------------------------------------------------
Fidelity Variable Insurance     Asset Manager Portfolio
Products Fund II                Contrafund Portfolio
                                Index 500 Portfolio
--------------------------------------------------------------
The Alger American Fund         Income and Growth Portfolio
                                Small Capitalization Portfolio
                                Growth Portfolio
                                MidCap Growth Portfolio
                                Leveraged AllCap Portfolio

             Fund                        Portfolio(s)
------------------------------  ------------------------------
--------------------------------------------------------------
Scudder Variable Life           Bond Portfolio
Investment Fund                 Balanced Portfolio
                                Growth and Income Portfolio
                                Global Discovery Portfolio
                                International Portfolio
--------------------------------------------------------------
Strong Variable Insurance       Discovery Fund II
Funds, Inc.                     Growth Fund II
--------------------------------------------------------------
Strong Opportunity Fund II.     Opportunity Fund II
Inc.
--------------------------------------------------------------
T. Rowe Price International     International Stock Portfolio
Series, Inc.
--------------------------------------------------------------
T. Rowe Price Equity Series,    New America Growth Portfolio
Inc.                            Mid-Cap Growth Portfolio
                                Equity Income Portfolio
--------------------------------------------------------------
MFS Variable Insurance Trust    Growth with Income Series
                                Research Series
                                Emerging Growth Series
                                Total Return Series
                                New Discovery Series
--------------------------------------------------------------


Each Portfolio holds its assets separately from the assets of the other Portfolios. Each Portfolio has distinct investment objectives and policies which are described in the accompanying prospectuses for the Portfolios.

5. WHAT IS THE FIXED ACCOUNT OPTION?

We offer two Fixed Account interest crediting options: the Guaranteed Maturity Fixed Account Option and the Dollar Cost Averaging Fixed Account Option.

We will credit interest to amounts allocated to the Guaranteed Maturity Fixed Account Option at a specified rate for a specified Guarantee Period. You select the Guarantee Period for each amount that you allocate to the Guaranteed Maturity Fixed Account Option. We will tell you what interest rates and Guarantee Periods we are offering at a particular time. At the end of each Guarantee Period, you may select a new Guarantee Period from among the choices we are then making available or transfer or withdraw the relevant amount from the Fixed Account without any Market Value Adjustment.

We may offer Guarantee Periods ranging from one to ten years in length. We are currently offering Guarantee Periods of one, three, five, seven, and ten years in length. In the future we may offer Guarantee Periods of different lengths or stop offering some Guarantee Periods.

We will not change the interest rate credited to a particular allocation until the end of the relevant Guarantee Period. From time to time, however, we may change the interest rate that we offer to credit to new allocations to the Guaranteed Maturity Fixed Account Option and to amounts rolled over in the Fixed Account for new Guarantee Periods.

In addition, if you participate in our dollar cost averaging program, you may designate amounts to be held in the Dollar Cost Averaging Fixed Account Option until they are transferred to the Subaccounts or Guarantee Periods of your choosing. When you make an allocation to the Fixed Account for this purpose, we will set an interest rate applicable to that amount. We will then credit interest at that rate to that amount until it has been entirely transferred to your chosen Subaccounts or Guarantee Periods. We will complete the transfers within one year of the allocation. In our discretion we may change the rate that we set for new allocations to the Fixed Account for the dollar cost averaging program. We will never, however, set a rate less than an effective annual rate of 3%.

A Market Value Adjustment may increase or decrease the amount of certain transactions involving the Fixed Account, to reflect changes in interest rates. As a general rule, we will apply a Market Value Adjustment to the following transactions:

(1) when you withdraw funds from the Guaranteed Maturity Fixed Account Option;

(2) when you transfer funds from the Guaranteed Maturity Fixed Account Option to the Subaccounts;

(3) when you allocate part of your interest in the Guaranteed Maturity Fixed Account Option to a new Guarantee Period before the end of the existing Guarantee Period;

(4) when you annuitize your Contract; and

(5) when we pay a death benefit.

We will not apply a Market Value Adjustment to a transaction to the extent that:

(1) it occurs within 30 days after the end of a Guarantee Period applicable to the funds involved in the transaction;

(2) it is part of a dollar cost averaging program; or

(3) it is necessary to meet IRS minimum withdrawal requirements.

We determine the amount of a Market Value Adjustment using a formula that takes into consideration:

(1) whether current interest rates differ from interest rates at the beginning of the applicable Guarantee Period; and

(2) how many years are left until the end of the Guarantee Period.

As a general rule, if interest rates have dropped, the Market Value Adjustment will be an addition; if interest rates have risen, the Market Value Adjustment will be a deduction. It is therefore possible that if you withdraw an amount from the Fixed Account during a Guarantee Period, a Market Value Adjustment may cause you to receive less than you initially allocated to the Fixed Account.

6. WHAT ARE MY EXPENSES UNDER THE CONTRACT?

CONTRACT MAINTENANCE CHARGE. During the Accumulation Period, each year we subtract an annual contract maintenance charge of $35 from your Contract Value allocated to the Subaccounts. We will waive this charge if you pay $50,000 or more in Purchase Payments or if you allocate all of your Contract Value to the Fixed Account.

During the Annuity Period, we will subtract the annual contract maintenance charge in equal parts from your annuity payments. We waive this charge if on the Annuity Date your Contract Value is $50,000 or more or if all payments are Fixed Annuity payments.

ADMINISTRATIVE EXPENSE CHARGE AND MORTALITY AND EXPENSE RISK CHARGE. We impose a mortality and expense risk charge at an annual rate of 1.30% of average daily net assets and an administrative expense charge at an annual rate of .10% of average daily net assets. These charges are assessed each day during the Accumulation Period and the Annuity Period. We guarantee that we will not raise these charges.


TRANSFER FEE. Although we currently are not charging a transfer fee, the Contract permits us to charge you up to $10 per transfer for each transfer after the first transfer in each month.



PREMIUM TAXES. Certain states impose a premium tax on annuity purchase payments received by insurance companies. Any premium taxes relating to the Contract may be deducted from Purchase Payments or the Contract Value when the tax is incurred or at a later time. State premium taxes generally range from 0% to 3.5%.


OTHER EXPENSES. In addition to our charges under the Contract, each Portfolio deducts amounts from its assets to pay its investment advisory fees and other expenses.

7. HOW WILL MY INVESTMENT IN THE CONTRACT BE TAXED?

You should consult a qualified tax adviser for personalized answers. Generally, earnings under variable annuities are not taxed until amounts are withdrawn or distributions are made. This deferral of taxes is designed to encourage long-term personal savings and supplemental retirement plans. The taxable portion of a withdrawal or distribution is taxed as ordinary income.

Special rules apply if the Contract is owned by a company or other legal entity. Generally, such an owner must include in income any increase in the excess of the Contract Value over the "investment in the contract" during the taxable year.

8. DO I HAVE ACCESS TO MY MONEY?

At any time during the Accumulation Period, we will pay you all or part of the value of your Contract, minus any applicable charge, if you surrender your Contract or request a partial withdrawal. Under some plans, you may also take a loan against the value of your Contract. Generally, a partial withdrawal must equal at least $50, and after the withdrawal your remaining Contract Value must at least equal $5,000.

Although you have access to your money during the Accumulation Period, certain charges, such as the contract maintenance charge and premium tax charges, may be deducted on a surrender or withdrawal. You may also incur federal income tax liability or tax penalties. In addition, if you have allocated some of the value of your Contract to the Fixed Account, the amount of your surrender proceeds or withdrawal may be increased or decreased by a Market Value Adjustment.

After annuitization, under certain settlement options you may be entitled to withdraw the commuted value of the remaining payments.

9. WHAT IS THE DEATH BENEFIT?

We will pay a death benefit while the Contract is in force and before the Annuity Date, if the Contract Owner dies, or if the Annuitant dies and the Contract Owner is not a natural person. To obtain payment of the Death Benefit, the Beneficiary must submit to us written proof of death as specified in the Contract.

The death benefit is the greatest of the following:

(1) your total Purchase Payments reduced proportionately for any prior partial withdrawals;

(2) your Contract Value;

(3) the amount you would have received by surrendering your Contract; or

(4) your highest Contract Value on any Contract Anniversary, increased by the total Purchase Payments since the most recent Contract Anniversary and reduced proportionately by any partial withdrawals since the most recent Contract Anniversary.

We will determine the value of the death benefit on the day that we receive all of the information that we need to process the claim.

10. WHAT ELSE SHOULD I KNOW?

ALLOCATION OF PURCHASE PAYMENTS. You allocate your initial Purchase Payment among the Subaccounts and the Fixed Account in your Contract application. You may make your allocations in specific dollar amounts or percentages, which must be whole numbers that add up to 100%. When you make subsequent Purchase Payments, you may again specify how you want your payments allocated. If you do not, we will automatically allocate the payment based on your most recent instructions. You may not allocate Purchase Payments to the Fixed Account if it is not available in your state.


TRANSFERS. During the Accumulation Period, you may transfer Contract Value among the Subaccounts and from the Subaccounts to the Fixed Account. You may not make a transfer, however, that would result in your allocating your Contract Value to more than twenty-one options under the Contract. While you may also transfer amounts from the Fixed Account, a Market Value Adjustment may apply. You may instruct us to transfer Contract Value by writing or calling us.

You may also use our automatic dollar cost averaging or portfolio rebalancing programs. You may not use both programs at the same time.

Under the dollar cost averaging program, amounts are automatically transferred at regular intervals from the Fixed Account or a Subaccount of your choosing to up to eight options, including other Subaccounts or the Fixed Account. Transfers may be made monthly, quarterly, or annually. You do not pay a Market Value Adjustment on transfers that are part of a dollar cost averaging program.

Under the portfolio rebalancing program, you can maintain the percentage of your Contract Value allocated to each Subaccount at a pre-set level. Investment results will shift the balance of your Contract Value allocations. If you elect rebalancing, we will automatically transfer your Contract Value back to the specified percentages at the frequency (monthly, quarterly, semiannually, annually) that you specify. You may not include the Fixed Account in a portfolio rebalancing program. You also may not elect rebalancing after annuitization.

During the Annuity Period, you may not make any transfers for the first six months after the Annuity Date. Thereafter, you may make transfers among the Subaccounts or from the Subaccounts to increase your Fixed Annuity payments. Your transfers, however, must be at least six months apart. You may not convert any portion of your right to receive Fixed Annuity payments into Variable Annuity payments.

FREE-LOOK PERIOD. You may cancel the Contract by returning it to us within 10 days after you receive it, or after whatever longer period may be permitted by state law. You may return it by delivering it or mailing it to us. If you return the Contract, the Contract terminates and, in most states, we will pay you an amount equal to the Contract Value on the date we receive the Contract from you. The Contract Value may be more or less than your Purchase Payments. In some states, we are required to send you the amount of your Purchase Payments. Since state laws differ as to the consequences of returning a Contract, you should refer to your Contract for specific information about your circumstances.

11. WHO CAN I CONTACT FOR MORE INFORMATION?

You can write to us at Lincoln Benefit Life Company, P.O. Box 82532, Lincoln, Nebraska 68501-2532, or call us at (800) 865-5237.

FEE TABLES

        CONTRACT OWNER TRANSACTION EXPENSES
        Sales Charge -- None.
        ANNUAL CONTRACT MAINTENANCE CHARGE....................................  $  35.00
        TRANSFER FEE (Applies solely to the second
         and subsequent transfers within a calendar month.
        We are currently waiving the transfer fee)............................  $  10.00
        SEPARATE ACCOUNT EXPENSES (AS A PERCENTAGE OF DAILY NET ASSET VALUE
         DEDUCTED FROM EACH OF THE SUBACCOUNTS OF THE SEPARATE ACCOUNT)
                Mortality and Expense Risk Charge.............................     1.30%
                Administrative Expense Charge.................................     0.10%
                                                                                --------
                Total Separate Account Annual Expenses........................     1.40%

                       PORTFOLIO COMPANY ANNUAL EXPENSES
               (AS A PERCENTAGE OF PORTFOLIO AVERAGE NET ASSETS)


                                                                              AGGRESSIVE        WORLDWIDE
JANUS ASPEN SERIES                        FLEXIBLE INCOME    BALANCED(1)       GROWTH(1)        GROWTH(1)        GROWTH(1)
                                          ---------------  ---------------  ---------------  ---------------  ---------------
Management (after fee waivers or
  reductions):                                   0.65%            0.76%            0.73%            0.66%            0.65%
Other (after fee waivers or reductions):         0.10%            0.07%            0.03%            0.08%            0.05%
Total (after fee waivers or reductions):         0.75%            0.83%            0.76%            0.74%            0.70%



                                                            U.S. GOVERN-
                                                            MENT SECURI-      HIGH INCOME
FEDERATED INSURANCE MANAGEMENT SERIES      UTILITY II(2)     TIES II(2)       BOND II(2)
                                          ---------------  ---------------  ---------------
Management (after fee waiver or expense
  reimbursements):                               0.48%            0.15%            0.51%
Other (after fee waiver or expense reim-
  bursements):                                   0.37%            0.65%            0.29%
Total (after fee waiver or expense
  reimbursements):                               0.85%            0.80%            0.80%



FIDELITY VARIABLE INSURANCE PRODUCTS                           EQUITY-
FUND                                       MONEY MARKET       INCOME(3)        GROWTH(3)       OVERSEAS(3)
                                          ---------------  ---------------  ---------------  ---------------
Management:                                      0.21%            0.50%            0.60%            0.75%
Other:                                           0.10%            0.08%            0.09%            0.17%
Total                                            0.31%            0.58%            0.69%            0.92%



FIDELITY VARIABLE INSURANCE PRODUCTS        ASSET MAN-
FUND II                                       AGER(3)       CONTRAFUND(3)      INDEX 500
                                          ---------------  ---------------  ---------------
Management:                                      0.55%            0.60%            0.24%
Other:                                           0.10%            0.11%            0.04%
Total                                            0.65%            0.71%            0.28%

                                            INCOME AND     SMALL CAPITAL-                                        LEVERAGED
THE ALGER AMERICAN FUND                       GROWTH           IZATION          GROWTH        MIDCAP GROWTH      ALLCAP(4)
                                          ---------------  ---------------  ---------------  ---------------  ---------------
Management:                                     0.625%            0.85%            0.75%            0.80%            0.85%
Other:                                          0.115%            0.04%            0.04%            0.04%            0.15%
Total                                           0.740%            0.89%            0.79%            0.84%            1.00%


                                                                              GROWTH AND       GLOBAL DIS-
SCUDDER VARIABLE LIFE INVESTMENT FUND          BOND           BALANCED          INCOME           COVERY        INTERNATIONAL
                                          ---------------  ---------------  ---------------  ---------------  ---------------
Management:                                      0.48%            0.48%            0.48%            0.67%            0.83%
Other:                                           0.14%            0.09%            0.10%            0.83%            0.17%
Total                                            0.62%            0.57%            0.58%            1.50%            1.00%


STRONG VARIABLE INSURANCE FUNDS, INC.      DISCOVERY II       GROWTH II
                                          ---------------  ---------------
Management:                                      1.00%            1.00%
Other:                                           0.18%            0.20%
Total:                                           1.18%            1.20%

STRONG OPPORTUNITY FUND II, INC.          OPPORTUNITY II
                                          ---------------
Management:                                      1.00%
Other:                                           0.15%
Total:                                           1.15%


                                           INTERNATIONAL
T. ROWE PRICE INTERNATIONAL SERIES, INC.       STOCK
                                          ---------------
Management:                                      1.05%
Other:                                           0.00%
Total:                                           1.05%

                                            NEW AMERICA
T. ROWE PRICE EQUITY SERIES, INC.             GROWTH       MID-CAP GROWTH    EQUITY INCOME
                                          ---------------  ---------------  ---------------
Management:                                      0.85%            0.85%            0.85%
Other:                                           0.00%            0.00%            0.00%
Total:                                           0.85%            0.85%            0.85%


                                            GROWTH WITH                                                         NEW DISCOV-
MFS VARIABLE INSURANCE TRUST(5)              INCOME(6)        RESEARCH      EMERGING GROWTH  TOTAL RETURN(6)      ERY(6)
                                          ---------------  ---------------  ---------------  ---------------  ---------------
Management (after expense
  reimbursement):                                0.75%            0.75%            0.75%            0.75%            0.90%
Other (after expense reimbursement):             0.25%            0.13%            0.12%            0.25%            0.25%
Total (after expense reimbursement):             1.00%            0.88%            0.87%            1.00%            1.15%


--------------------------

(1) Other expenses are based on the gross expenses of the Portfolios before expense offset arrangements for the fiscal year ended December 31, 1997. The information for Growth, Aggressive Growth, Worldwide Growth, and Balanced Portfolios is net of fee reductions from Janus Capital. Without such reductions, the Management Fee, Other Expenses and Total Operating Expenses for the Portfolios would have been 0.74%, 0.04% and 0.78% for Growth Portfolio; 0.74%, 0.04%, and 0.78% for Aggressive Growth Portfolio; 0.72%, 0.09%, and 0.81% for Worldwide Growth Portfolio, and 0.77%, 0.06%, and 0.83% for Balanced Portfolio, respectively. Janus Capital may modify or terminate the fee reductions at any time upon at least 90 days' notice to the Trustees.


(2) The expense figures shown reflect the voluntary waiver of all or a portion of the Management Fee. The maximum Management Fees for the indicated Portfolios and the Total Portfolio Expenses absent the voluntary waiver are as follows: 0.75% and 1.12%, respectively, for the Utility Fund II; 0.06% and 1.25%, respectively, for the U.S. Government Securities II; and 0.60% and 0.89%, respectively, for the High Income Bond Fund II. The expense figures for U.S. Government Securities II are also net of expense reimbursements from the investment adviser.


(3) A portion of the brokerage commissions the Portfolio paid was used to reduce its expenses. Including this reduction, total operating expenses would have been for Equity Income -- 0.57%, for Growth -- 0.67%, for Overseas -- 0.90%, for Asset Manager -- 0.64%, and for Contrafund -- 0.68%.


(4) Included in the Other Expenses of this Portfolio is 0.04% of interest expense.


(5) Each Portfolio has an expense offset arrangement which reduces the Portfolio's custodian fee based upon the amount of cash maintained by the Portfolio with its custodian and dividend disbursing agent, and may enter into other such arrangements and directed brokerage arrangements (which would also have the effect of reducing the Portfolio's expenses). Any such fee reductions are not reflected under "Other Expenses."



(6) The Adviser has agreed to bear expenses for these Portfolio. Subject to reimbursement by these Portfolios, such that each such Portfolio's "Other Expenses" shall not exceed 0.25% of the average daily net assets of the Portfolio during the current fiscal year. Otherwise, "Other Expenses" and "Total Expenses" for each such Portfolio would be:



                                                                                    "OTHER EXPENSES"    "TOTAL EXPENSES"
                                                                                     WITHOUT EXPENSE     WITHOUT EXPENSE
PORTFOLIO                                                                              LIMITATION          LIMITATION
---------------------------------------------------------------------------------  -------------------  -----------------
Growth With Income...............................................................            0.35%               1.10%
Total Return.....................................................................            0.27%               1.02%
New Discovery (estimate).........................................................            0.47%               1.37%

EXAMPLES

AT THE END OF THE APPLICABLE TIME PERIOD, YOU WOULD PAY THE FOLLOWING EXPENSES ON A $1,000 INVESTMENT, ASSUMING 5% ANNUAL RETURN ON ASSETS.

                                                                                  FEDERATED
                                                                                     U.S.     FEDERATED
            JANUS                               JANUS       JANUS                   GOV'T.       HIGH      FIDELITY
           FLEXIBLE     JANUS       JANUS     AGGRESSIVE  WORLDWIDE   FEDERATED   SECURITIES    INCOME      MONEY
            INCOME     BALANCED     GROWTH      GROWTH      GROWTH    UTILITY II      II       BOND II      MARKET
          ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
1 year        22          23          21          22          22          23          22          22          17
3 years       67          70          66          68          67          70          69          69          54


                                                                                    ALGER       ALGER
                                                           FIDELITY                AMERICAN    AMERICAN     ALGER
           FIDELITY    FIDELITY    FIDELITY    FIDELITY     ASSET      FIDELITY   INCOME AND    SMALL      AMERICAN
          EQUITY-INCOME   GROWTH   OVERSEAS   CONTRAFUND   MANAGER    INDEX 500     GROWTH    CAPITALIZATION   GROWTH
          ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
1 year        20          21          24          21          21          17          22          23          22
3 years       62          65          72          66          64          53          67          72          69

            ALGER       ALGER
           AMERICAN    AMERICAN                            SCUDDER     SCUDDER                  STRONG
            MIDCAP    LEVERAGED    SCUDDER     SCUDDER    GROWTH AND    GLOBAL     SCUDDER    DISCOVERY     STRONG
            GROWTH      ALLCAP       BOND      BALANCED     INCOME    DISCOVERY   INTERNATIONAL     II    GROWTH II
          ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
1 year        23          24          21          20          20          29          24          26          26
3 years       70          75          63          62          62          90          75          80          81

                       T. ROWE     T. ROWE     T. ROWE     T. ROWE
            STRONG      PRICE     PRICE NEW     PRICE       PRICE     MFS GROWTH                 MFS
          OPPORTUNITY INTERNATIONAL  AMERICAN  MID-CAP      EQUITY       WITH        MFS       EMERGING   MFS TOTAL
              II        STOCK       GROWTH      GROWTH      INCOME      INCOME     RESEARCH     GROWTH      RETURN
          ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
1 year        26          25          23          23          23          24          24          23          24
3 years       79          76          70          70          70          75          72          72          75


           MFS NEW
          DISCOVERY
          ----------
1 year        26
3 year        79

                     EXPLANATION OF FEE TABLES AND EXAMPLES

1. We have included the table and examples shown above to assist you in understanding the costs and expenses that you will bear directly or indirectly by investing in the Separate Account. The table reflects expenses of the Separate Account as well as the Portfolios. For additional information, you should read "Contract Charges," which begins on page 27 below; you should also read the sections relating to expenses of the Portfolios in their prospectuses. The examples do not include any taxes or tax penalties you may be required to pay if you surrender your Contract.

2. The examples assume that you did not make any transfers. We are currently waiving the transfer fee, but in the future, we may decide to charge $10 for the second and each subsequent transfer within a calendar month. Premium taxes are not reflected. Currently, we deduct premium taxes (which range from 0% to 3.5%) either from premium received or from Contract Value upon full surrender, death or annuitization.

3. To reflect the contract maintenance charge in the examples, we estimated an equivalent percentage charge, which we calculated by dividing the total amount of contract maintenance charges expected to be collected during a year by the total estimated average net assets of the Subaccounts and the Fixed Account attributable to the Contracts.

4. Your expenses will be the same regardless of whether you surrender, annuitize, or continue to hold your Contract at the end of the applicable time period, because we do not charge a withdrawal charge on surrenders or annuitizations of this Contract.

NEITHER THE FEE TABLES NOR THE EXAMPLES SHOULD BE CONSIDERED REPRESENTATIONS OF PAST OR FUTURE EXPENSES. YOUR ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN. SIMILARLY, THE ANNUAL RATE OF RETURN OF 5% ASSUMED IN THE EXAMPLE IS NOT AN ESTIMATE OR GUARANTEE OF FUTURE INVESTMENT PERFORMANCE.

                        CONDENSED FINANCIAL INFORMATION

We have included the financial statements of the Separate Account in the Statement of Additional Information. These financial statements do not reflect any assets attributable to the Contracts, because we did not sell the Contracts during the period covered by these financial statements. The Statement of Additional Information also includes a brief explanation of how performance of the Subaccounts is calculated.

                          DESCRIPTION OF THE CONTRACTS

SUMMARY. The Contract is a deferred annuity contract designed to aid you in long-term financial planning. You may add to the Contract Value by making additional Purchase Payments. In addition, the Contract Value will change to reflect the performance of the Subaccounts to which you allocate your Purchase Payments and your Contract Value, as well as to reflect interest credited to amounts allocated to the Fixed Account. You may withdraw your Contract Value by making a partial withdrawal or by surrendering your Contract. Upon Annuitization, we will pay you benefits under the Contract in the form of an annuity, either for the life of the Annuitant or for a fixed number of years. All of these features are described in more detail below.

CONTRACT OWNER. As the Contract Owner, you are the person usually entitled to exercise all rights of ownership under the Contract. You usually are also the person entitled to receive benefits under the Contract or to choose someone else to receive benefits. If your Contract was issued under a Qualified Plan, however, the Plan may limit or modify your rights and privileges under the Contract and may limit your right to choose someone else to receive benefits. We will not issue a Contract to a purchaser who has attained age 90, or where the Annuitant has attained age 90.

ANNUITANT. The Annuitant is the living person whose life span is used to determine annuity payments. You initially designate an Annuitant in your application. You may change the Annuitant at any time before annuity payments begin. If your Contract was issued under a plan qualified under Section 403(b), 408 or 408A of the Tax Code, you must be the Annuitant. You may also designate a Co-Annuitant, who is a second person on whose life annuity payments depend. Additional restrictions may apply in the case of Qualified Plans. If you are not the Annuitant and the Annuitant dies before annuity payments begin, then either you become the new Annuitant or you must name another person as the new Annuitant. You must attest that the Annuitant is alive in order to annuitize your Contract.

MODIFICATION OF THE CONTRACT. Only a Lincoln Benefit officer may approve a change in or waive any provision of the Contract. Any change or waiver must be in writing. None of our agents has the authority to change or waive the provisions of the Contract.

We are permitted to change the terms of the Contract if it is necessary to comply with changes in the law. If a provision of the Contract is inconsistent with state law, we will follow state law.

ASSIGNMENT. Before the Annuity Date, if the Annuitant is still alive, you may assign a Contract issued under a Non-Qualified Plan that is not subject to Title 1 of the Employee Retirement Income Security Act of 1974 ("ERISA"). If a Contract is issued pursuant to a Qualified Plan or a Non-Qualified Plan that is subject to Title 1 of ERISA, the law prohibits some types of assignments, pledges and transfers and imposes special conditions on others. An assignment may also result in taxes or tax penalties.

We will not be bound by any assignment until we receive written notice of it. Accordingly, until we receive written notice of an assignment, we will continue to act as though the assignment had not occurred. We are not responsible for the validity of any assignment.

BECAUSE OF THE POTENTIAL TAX CONSEQUENCES AND ERISA ISSUES ARISING FROM AN ASSIGNMENT, YOU SHOULD CONSULT WITH AN ATTORNEY BEFORE TRYING TO ASSIGN YOUR CONTRACT.

FREE LOOK PERIOD. You may cancel the Contract by returning it to us within 10 days after you receive it, or within whatever longer period may be permitted by state law. You may return it by delivering it to your agent or mailing it to us. If you return the Contract, the Contract terminates and, in most states, we will pay you an amount equal to the Contract Value on the date we receive the Contract from you. The Contract Value at that time may be more or less than your Purchase Payments.

In some states, if you exercise your "free look" rights, we are required to return the amount of your Purchase Payments. Currently, if you live in one of those states, on the Issue Date we will allocate your Purchase Payment to the Subaccounts and the Fixed Account Options as you specified in your application. However, we reserve the right in the future to delay allocating your Purchase Payments to the Subaccounts you have selected or to the Fixed Account until 20 days after the Issue Date or, if your state's free look period is longer than ten days, for ten days plus the period required by state law. During that time, we will allocate your Purchase Payment to the Fidelity Money Market Subaccount. Your Contract will contain specific information about your free-look rights in your state.

                          PURCHASES AND CONTRACT VALUE

MINIMUM PURCHASE PAYMENT. The minimum initial Purchase Payment for a Contract is $25,000. You must pay it in a lump sum. You may not pay more than $1 million in Purchase Payments without our prior approval. As a general rule, subsequent Purchase Payments may be made in amounts of $500 or more. We may lower these minimums if we choose. We may refuse any Purchase Payment at any time.

AUTOMATIC PAYMENT PLAN. You may make scheduled Purchase Payments of $100 or more per month by automatic payment through your bank account. Call or write us for an enrollment form.

ALLOCATION OF PURCHASE PAYMENTS. Your Purchase Payments are allocated to the Subaccount(s) and the Fixed Account in the proportions that you have selected. You must specify your allocation in your Contract application, either as percentages or specific dollar amounts. If you make your allocation in percentages, the total must equal 100%. We will allocate your subsequent Purchase Payments in those percentages, until you give us new allocation instructions. You may not allocate Purchase Payments to the Fixed Account if it is not available in your state.

You initially may allocate your Purchase Payments to up to twenty-one options, counting each Subaccount and the Fixed Account as one option. For this purpose, we will treat all of your allocations to the Fixed Account as one option, even if you choose more than one Guarantee Period. You may add or delete Subaccounts and/or the Fixed Account from your allocation instructions, but we will not execute instructions that would cause you to have Contract Value in more than twenty-one options. In the future, we may waive this limit.

If your application is complete, we will issue your Contract within two business days of its receipt at our P.O. Box shown on the first page of this prospectus. If your application for a Contract is incomplete, we will notify you and seek to complete the application within five business days. For example, if you do not fill in allocation percentages, we will contact you to obtain the missing percentages. If we cannot complete your application within five business days after we receive it, we will return your application and your Purchase Payment, unless you expressly permit us to take a longer time.

Usually, we will allocate your initial Purchase Payment to the Subaccounts and the Fixed Account, as you have instructed us, on the Issue Date. We will allocate your subsequent Purchase Payments on the date that we receive them at the next computed Accumulation Unit Value.

In some states, however, we are required to return at least your Purchase Payment if you cancel your Contract during the "free-look" period. In those states, we currently will allocate your Purchase Payments on the Issue Date as you have instructed us, as described above. In the future, however, we reserve the right, if you live in one of those states, to allocate all Purchase Payments received during the "free-look period" to the Fidelity Money Market Subaccount. If we exercise that right and your state's free-look period is ten days, we will transfer your Purchase Payments to your specified Subaccounts or Fixed Account 20 days after the Issue Date; if your state's free look period is longer, we will transfer your Purchase Payment after ten days plus the period required by state law have passed.

We determine the number of Accumulation Units in each Subaccount to allocate to your Contract by dividing that portion of your Purchase Payment allocated to a Subaccount by that Subaccount's Accumulation Unit Value on the Valuation Date when the allocation occurs.

CONTRACT VALUE. We will establish an account for you and will maintain your account during the Accumulation Period. The total value of your Contract at any time is equal to the sum of the value of your Accumulation Units in the Subaccounts you have selected, plus the value of your interest in the Fixed Account.

SEPARATE ACCOUNT ACCUMULATION UNIT VALUE. As a general matter, the Accumulation Unit Value for each Subaccount will rise or fall to reflect changes in the share price of the Portfolio in which the Subaccount invests. In addition, we subtract from Accumulation Unit Value amounts reflecting the mortality and expense risk charge, administrative expense charge, and any provision for taxes that have accrued since we last calculated the Accumulation Unit Value. We determine transfer fees and contract maintenance charges separately for each Contract. They do not affect Accumulation Unit Value. Instead, we obtain payment of those charges and fees by redeeming Accumulation Units.


We determine a separate Accumulation Unit Value for each Subaccount. If we elect or are required to assess a charge for taxes, we may calculate a separate Accumulation Unit Value for Contracts issued in connection with Non-Qualified and Qualified Plans, respectively, within each Subaccount. We determine the Accumulation Unit Value for each Subaccount Monday through Friday on each day that the New York Stock Exchange is open for business.


You should refer to the prospectuses for the Portfolios which accompany this prospectus for a description of how the assets of each Portfolio are valued, since that determination has a direct bearing on the Accumulation Unit Value of the corresponding Subaccount and, therefore, your Contract Value.

TRANSFER DURING ACCUMULATION PERIOD. During the Accumulation Period, you may transfer Contract Value among the Fixed Account and the Subaccounts in writing or by telephone. Currently, there is no minimum transfer amount. The Contract permits us to set a minimum transfer amount in the future. You may not make a transfer that would result in your allocating your Contract Value to more than twenty-one options under the Contract at one time.

As a general rule, we only make transfers on days when we and the NYSE are open for business. If we receive your request on one of those days, we will make the transfer that day. Otherwise, we will make the transfer on the first subsequent day on which we and the NYSE are open.

If you transfer an amount from the Fixed Account to a Subaccount before the end of the applicable Guarantee Period or you allocate an amount in the Fixed Account to a new Guarantee Period before the end of the existing Guarantee Period, we usually will increase or decrease the amount by a Market Value Adjustment. The calculation of the

Market Value Adjustment is described in "Market Value Adjustment" on page 22 below. The following types of transfers are not subject to a Market Value
Adjustment:


-  transfers within 30 days after the end of the applicable Guarantee Period;
   and

-  transfers that are part of a dollar cost averaging program.

The Contract permits us to defer transfers from the Fixed Account for up to six months from the date you ask us.

You may not transfer Contract Value into the Dollar Cost Averaging Fixed Account Option. You may not transfer Contract Value out of the Dollar Cost Averaging Fixed Account Option except as part of a Dollar Cost Averaging program.

TRANSFERS AUTHORIZED BY TELEPHONE. You may make transfers by telephone, if you first send us a completed authorization form. The cut off time for telephone transfer requests is 4:00 p.m. Eastern time. Calls completed before 4:00 p.m. will be effected on that day at that day's price. Calls completed after 4:00 p.m. will be effected on the next day on which we and the NYSE are open for business, at that day's price.


We may charge you the transfer fee described on page 29 below, although we currently are waiving it. In addition, we may suspend, modify or terminate the telephone transfer privilege at any time without notice.


We use procedures that we believe provide reasonable assurance that telephone authorized transfers are genuine. For example, we tape telephone conversations with persons purporting to authorize transfers and request identifying information. Accordingly, we disclaim any liability for losses resulting from allegedly unauthorized telephone transfers. However, if we do not take reasonable steps to help ensure that a telephone authorization is valid, we may be liable for such losses.

AUTOMATIC DOLLAR COST AVERAGING PROGRAM. Under our Automatic Dollar Cost Averaging program, you may authorize us to transfer a fixed dollar amount at fixed intervals from the Dollar Cost Averaging Fixed Account Option or a Subaccount of your choosing to up to eight options, including other Subaccounts or the Guaranteed Maturity Fixed Account Option. The interval between transfers may be monthly, quarterly, or annually, at your option. The transfers will be made at the Accumulation Unit Value on the date of the transfer. The transfers will continue until you instruct us otherwise, or until your chosen source of transfer payments is exhausted. Currently, the minimum transfer amount is $100 per transfer. However, if you wish to Dollar Cost Average to a Guaranteed Maturity Fixed Account Option, the minimum amount that must be transferred into any one Option is $500. We may change this minimum or grant exceptions. If you elect this program, the first transfer will occur one interval after your Issue Date. You may not use the Dollar Cost Averaging program to transfer amounts from the Guaranteed Maturity Fixed Account Option.


Your request to participate in this program will be effective when we receive your completed application at the P.O. Box given on the first page of this prospectus. Call or write us for a copy of the application. You may elect to increase, decrease or change the frequency or amount of transfers under a Dollar Cost Averaging program. We do not apply a Market Value Adjustment to transfers made as part of a Dollar Cost Averaging program. We will not charge a transfer fee for Dollar Cost Averaging.


The theory of dollar cost averaging is that you will purchase greater numbers of units when the unit prices are relatively low rather than when the prices are higher. As a result, when purchases are made at fluctuating prices, the average cost per unit is less than the average of the unit prices on the purchase dates. However, participation in this program does not assure you of a greater profit from your purchases under the program; nor will it prevent or necessarily reduce losses in a declining market. You may not use Dollar Cost Averaging and Portfolio Rebalancing at the same time.

PORTFOLIO REBALANCING. Portfolio Rebalancing allows you to maintain the percentage of your Contract Value allocated to each Subaccount at a pre-set level. For example, you could specify that 30% of your Contract Value should be in the Balanced Portfolio, 40% in the Growth Portfolio-Janus Aspen Series and 30% in Federated High Income Bond Fund II. Over time, the variations in each Subaccount's investment results will shift the balance of your Contract Value allocations. Under the Portfolio Rebalancing feature, each period, if the allocations change from your desired percentages, we will automatically transfer your Contract Value, including new Purchase Payments (unless you specify otherwise), back to the percentages you specify. Portfolio Rebalancing is consistent with maintaining your allocation of investments among market segments, although it is accomplished by reducing your Contract Value allocated to the better performing segments.

You may choose to have rebalances made monthly, quarterly, semi-annually, or annually until your Annuity Date. Portfolio Rebalancing is not available after you annuitize. We will not charge a transfer fee for Portfolio Rebalancing. No more than eight Subaccounts can be included in a Portfolio Rebalancing program at one time. You may not include the Fixed Account in a Portfolio Rebalancing program.

You may request Portfolio Rebalancing at any time before your Annuity Date by submitting a completed written request to us at the P.O. Box given on the first page of this prospectus. Please call or write us for a copy of the request form. If you stop Portfolio Rebalancing, you must wait 30 days to begin again. In your request, you may specify a date for your first rebalancing. If you specify a date fewer than 30 days after your Issue Date, your first rebalance will be delayed one month. If you request Portfolio Rebalancing in your Contract application and do not specify a date for your first rebalancing, your first rebalance will occur one period after the Issue Date. For example, if you specify quarterly rebalancing, your first rebalance will occur three months after your Issue Date. Otherwise, your first rebalancing will occur one period after we receive your completed request form. All subsequent rebalancing will occur at the intervals you have specified on the day of the month that coincides with the same day of the month as your Contract Anniversary Date.

Generally, you may change the allocation percentages, frequency, or choice of Subaccounts at any time. If your total Contract Value subject to rebalancing falls below any minimum value that we may establish, we may prohibit or limit your use of Portfolio Rebalancing. You may not use Dollar Cost Averaging and Portfolio Rebalancing at the same time. We may change, terminate, limit, or suspend Portfolio Rebalancing at any time.

                    THE INVESTMENT AND FIXED ACCOUNT OPTIONS

SEPARATE ACCOUNT INVESTMENTS

THE PORTFOLIOS. Each of the Subaccounts of the Separate Account invests in the shares of one of the Portfolios. Each Portfolio is either an open-end management investment company registered under the Investment Company Act of 1940 or a separate investment series of an open-end management investment company. We have briefly described the Portfolios below. You should consult the current prospectuses for the Portfolios for more detailed and complete information concerning the Portfolios. If you do not have a prospectus for a Portfolio, contact us and we will send you a copy. Appendix A contains a description of how advertised performance data for the Subaccounts are computed.

We do not promise that the Portfolios will meet their investment objectives. Amounts you have allocated to Subaccounts may grow in value, decline in value, or grow less than you expect, depending on the investment performance of the Portfolios in which those Subaccounts invest. You bear the investment risk that those Portfolios possibly will not meet their investment objectives. You should carefully review their prospectuses before allocating amounts to the Subaccounts of the Separate Account.

JANUS ASPEN SERIES (investment adviser: Janus Capital Corporation)

FLEXIBLE INCOME PORTFOLIO seeks to maximize total return from a combination of current income and capital appreciation, with an emphasis on current income. This Portfolio invests in all types of income-producing securities. This Portfolio may have substantial holdings of debt securities rated below investment grade. Investments in such securities present special risks; you are urged to carefully read the risk disclosure in the accompanying Prospectus for the Portfolio before allocating amounts to the Janus Flexible Income Subaccount.

BALANCED PORTFOLIO seeks long-term growth of capital balanced by current income. This Portfolio normally invests 40-60% of its assets in securities selected primarily for their growth potential and 40-60% of its assets in securities selected primarily for their income potential.

GROWTH PORTFOLIO seeks long-term growth of capital by investing primarily in a diversified portfolio of common stocks of a large number of issuers of any size. Generally, this Portfolio emphasizes issuers with larger market capitalizations.

AGGRESSIVE GROWTH PORTFOLIO seeks long-term growth of capital. It is a non-diversified fund. It normally invests at least 50% of its equity assets in securities issued by medium-sized companies, which are companies whose market capitalizations at the time of purchase by the Portfolio fall within the same range as companies in the S&P MidCap 400 Index. This range is expected to change on a regular basis. This Portfolio may invest its remaining assets in smaller or larger issuers.

WORLDWIDE GROWTH PORTFOLIO seeks long-term growth of capital by investing in a diversified portfolio of common stocks of foreign and domestic issuers of any size. This Portfolio normally invests in issuers from at least five different countries including the United States.

FEDERATED INSURANCE MANAGEMENT SERIES (investment adviser: Federated Advisers)

FEDERATED UTILITY FUND II'S investment objective is to achieve high current income and moderate capital appreciation. The Portfolio invests primarily in equity and debt securities of utility companies that produce, transmit, or distribute gas and electric energy, as well as those companies that provide communications facilities, such as telephone and telegraph companies.

FEDERATED FUND FOR U.S. GOVERNMENT SECURITIES II'S investment objective is to provide current income. The Portfolio invests in direct obligations of the U.S. Government or its agencies or instrumentalities, and securities guaranteed by the U.S. Government, its agencies, or instrumentalities. This Portfolio may also invest in certain collateralized mortgage obligations and repurchase agreements.

FEDERATED HIGH INCOME BOND FUND II'S investment objective is to seek high current income. This Portfolio invests at least 65% of its assets in lower rated corporate debt obligations, such as preferred stocks, bonds, debentures, notes, equipment lease certificates and equipment trust certificates. Some of these fixed income securities may involve equity features. Under normal circumstances, this Portfolio will not invest more than 10% of the value of its total assets in equity securities.

FIDELITY VARIABLE INSURANCE PRODUCTS FUND (investment adviser: Fidelity Management & Research Company)

MONEY MARKET PORTFOLIO seeks to obtain as high a level of current income as is consistent with preserving capital and providing liquidity. This Portfolio will invest in high quality

U.S. dollar-denominated money market securities of domestic and foreign insurers, including U.S. government securities and repurchase agreements.

EQUITY-INCOME PORTFOLIO seeks reasonable income by investing primarily in income-producing equity securities. The goal is to achieve a higher yield than the composite yield of the S&P 500 Composite Stock Price Index. At least 65% of this Portfolio's assets will be invested in income-producing common or preferred stock. The Portfolio, however, has the flexibility to invest the balance in all types of domestic and foreign securities, including bonds.

GROWTH PORTFOLIO seeks to achieve capital appreciation. This Portfolio usually purchases common stocks, although its investments are not restricted to any one type of security.

OVERSEAS PORTFOLIO seeks long-term growth of capital primarily through investments in foreign securities. At least 65% of this Portfolio's assets will be invested in securities of issuers outside of the United States. The Portfolio normally diversifies its investments across countries and regions.

FIDELITY VARIABLE INSURANCE PRODUCTS FUND II (investment adviser: Fidelity Management & Research Company)

ASSET MANAGER PORTFOLIO seeks to obtain high total return with reduced risk over the long term by allocating its assets among domestic and foreign stocks, bonds, and short-term money market securities. Usually, this Portfolio's assets will be allocated within the following guidelines: 30-70% in stocks (equities); 20-60% in bonds (intermediate to long-term); and 0-50% in short-term instruments.

CONTRAFUND PORTFOLIO seeks capital appreciation by investing mainly in equity securities of companies whose value the Portfolio's adviser believes is not fully recognized by the public. This Portfolio usually invests primarily in common stock and securities convertible into common stock, but it may invest in other types of securities.

INDEX 500 PORTFOLIO seeks long-term capital growth through the purchase of a portfolio of securities that broadly represents the U.S. stock market, as measured by the S&P 500. By investing to match the return of the S&P 500, the Portfolio seeks to keep expenses low.

THE ALGER AMERICAN FUND (investment adviser: Fred Alger Management, Inc.)

INCOME AND GROWTH PORTFOLIO seeks primarily to provide a high level of dividend income. Capital appreciation is a secondary objective of the Portfolio. Except during temporary defensive periods, the Portfolio attempts to invest 100%, and it is a fundamental policy of the Portfolio to invest at least 65%, of its total assets in dividend paying equity securities.

SMALL CAPITALIZATION PORTFOLIO seeks long-term capital appreciation. Except during temporary defensive periods, the Portfolio invests at least 65% of its total assets in equity securities of companies that at the time of purchase have total market capitalization within the range of companies included in the Russell 2000 Growth Index or the S&P SmallCap 600 Index. The Portfolio may invest its remaining assets in larger or smaller issuers.

GROWTH PORTFOLIO seeks long-term capital appreciation. Under normal circumstances, the Portfolio invests at least 65% of its total assets in equity securities of companies that have total market capitalization of $1 billion or greater. The Portfolio may invest up to 35% of its total assets in equity securities of companies that have total market capitalization of less than $1 billion.

MIDCAP GROWTH PORTFOLIO seeks long-term capital appreciation. Under normal circumstances, the Portfolio invests at least 65% of its total assets in equity securities of companies that have total market capitalization within the range of companies included in the S&P MidCap 400 Index.

LEVERAGED ALLCAP PORTFOLIO seeks long-term capital appreciation. Except during temporary defensive periods, the Portfolio invests at least 85% of its net assets in equity securities of companies of any size. The Portfolio may purchase put and call options and sell (write) covered call and put options on securities and securities indexes to increase gain and to hedge against the risk of unfavorable price movements, and may enter into futures contracts on securities indexes and purchase and sell call and put options on these futures contracts. The Portfolio may also borrow money for the purchase of additional securities.

SCUDDER VARIABLE LIFE INVESTMENT FUND (investment adviser: Scudder, Kemper Investments, Inc.) The Scudder Variable Life Investment Fund has two classes of shares. The Subaccounts invest in Class A shares, which do not impose distribution fees.

BOND PORTFOLIO seeks high income from a high quality portfolio of debt securities. Under normal circumstances, this Portfolio invests at least 65% of its assets in bonds including those of the U.S. Government and its agencies and those of corporations and other notes and bonds paying high current income. This Portfolio can invest in a broad range of short, intermediate and long-term securities.

BALANCED PORTFOLIO seeks a balance of growth and income from a diversified portfolio of equity and fixed income securities. The Portfolio also seeks long-term preservation of capital through a quality-oriented investment approach that is designed to reduce risk. The Portfolio will invest its assets in equity securities, debt securities with maturities generally exceeding one year, and money market instruments and other debt securities with maturities generally not exceeding thirteen months. Not more than 75% of this Portfolio's net assets may be invested in stocks or other equity investments. Generally, 25%-50% of the Portfolio's net assets are invested in bonds.

GROWTH AND INCOME PORTFOLIO seeks long-term growth of capital, current income and growth of income. In pursuing these three objectives, the Portfolio invests primarily in common stocks, preferred stocks, and securities convertible into common stocks of companies which offer the prospect for growth of earnings while paying higher than average current dividends. The Portfolio allocates its investments among different industries and companies, and changes its portfolio securities for investments considerations and not for trading purposes.

GLOBAL DISCOVERY PORTFOLIO seeks above-average capital appreciation over the long term by investing primarily in the equity securities of small companies located throughout the world. The Portfolio is designed for investors looking for above-average appreciation potential (when compared with the overall domestic stock market as reflected by the S&P 500 Stock Composite Price Index) and the benefits of investing globally, but who are willing to accept above-average stock market risk, the impact of currency fluctuation, and little or no current income. The Portfolio generally invests in small, rapidly growing companies that offer the potential for above-average returns relative to larger companies, yet are frequently overlooked and thus undervalued by the market.

INTERNATIONAL PORTFOLIO seeks long-term growth of capital primarily through diversified holdings of marketable foreign equity investments. The Portfolio invests in companies, wherever organized, which do business primarily outside the United States. The Portfolio intends to diversify investments among several countries and to have represented in its holdings business activities in not less than three different countries, excluding the United States. The Portfolio invests primarily in equity securities of established companies, listed on foreign exchanges, which the adviser believes have favorable characteristics. It may also invest in fixed income securities of foreign governments and companies.

STRONG VARIABLE INSURANCE FUNDS, INC. (investment adviser: Strong Capital Management, Inc.)


DISCOVERY FUND II seeks capital growth. The Portfolio usually emphasizes equity investments, although it has the flexibility to invest in any security the adviser believes has the potential for capital appreciation. The Portfolio's strategy is to invest in a blend of small, mid- and large-cap companies that are in good businesses, are headed by capable and driven management, and trade at attractive valuations.


GROWTH FUND II seeks capital growth. The Portfolio invests primarily in equity securities that the adviser believes have above-average growth prospects and are selling at reasonable valuations. The Portfolio generally has over half of its assets in small- and mid-cap issues as these companies tend to have the highest growth rates.


STRONG OPPORTUNITY FUND II, INC. (investment adviser: Strong Capital Management, Inc.)



OPPORTUNITY FUND II seeks capital growth. The Portfolio currently emphasizes medium-sized companies that the adviser believes are under-researched and attractively valued. To achieve its investment goals, the Portfolio seeks to find well-managed companies that have sustainable growth prospects but that are selling at prices below their private market values.


T. ROWE PRICE INTERNATIONAL SERIES, INC. (investment adviser: Rowe Price-Fleming International, Inc., a joint venture between T. Rowe Price & Associates, Inc. and Robert Fleming Holdings, Ltd.)

INTERNATIONAL STOCK PORTFOLIO seeks long-term growth of capital through investments primarily in common stocks of established, non-U.S. companies. The Portfolio invests substantially all of its assets outside the United States and broadly diversifies its investments among countries throughout the world -- developed, newly industrialized and emerging.

T. ROWE PRICE EQUITY SERIES, INC. (investment adviser: T. Rowe Price Associates, Inc.)

NEW AMERICA GROWTH PORTFOLIO seeks long-term growth of capital through investment primarily in the common stocks of U.S. growth companies which operate in service industries. The Portfolio will invest most of its assets in service companies, regardless of size, that the adviser believes to be above average performers in their fields. The Portfolio may invest up to 25% of its assets outside the service sector.

MID-CAP GROWTH PORTFOLIO seeks long-term growth of capital by investing primarily in the common stocks of companies with medium-sized market capitalizations and the potential for above-average earnings growth. Most of the assets will be invested in U.S. common stocks, but the Portfolio also may invest in other types of securities, such as foreign securities, when consistent with the Portfolio's investment objective.

EQUITY INCOME PORTFOLIO seeks to provide high current dividend income as well as long-term capital appreciation by investing primarily in common stocks of established companies. Under normal circumstances, the Portfolio usually will invest at least 65% of its assets in common stocks of established companies paying above-average dividends which are expected to have favorable prospects for dividend growth and capital appreciation. The Portfolio may also invest in other securities such as fixed income and convertible securities.

MFS VARIABLE INSURANCE TRUST (investment adviser: Massachusetts Financial Services)

GROWTH WITH INCOME SERIES seeks reasonable current income, as well as long-term growth of capital and income. The Portfolio invests in stocks of companies that the adviser considers to be of high or improving investment quality. The Portfolio has the flexibility to invest in derivative securities when its managers believe such securities can provide better value relative to direct investments in stocks and bonds.

RESEARCH SERIES seeks to provide long-term growth of capital and future income. The Portfolio invests in the common stocks of companies the adviser believes possess better-than-average prospects for long-term growth. The Portfolio may invest up to 20% of its net assets in foreign and emerging market securities. Investing in foreign and emerging market securities involves special risks and may increase share price volatility. The Portfolio has the flexibility to invest in derivative securities when its adviser believes such securities can provide better value relative to direct investments in stocks and bonds.

EMERGING GROWTH SERIES seeks to provide long-term growth of capital. The Portfolio invests primarily in common stocks of companies that are early in their life cycles but which have the potential to become major enterprises. The Portfolio may also invest in more established companies whose earnings growth the adviser expects to accelerate because of special factors. Investing in emerging growth companies involves greater risk than is customarily associated with more established companies. The Portfolio also may invest up to 25% of its net assets in foreign and emerging market securities. The Portfolio has the flexibility to invest in derivative securities when its adviser believes such securities can provide better value relative to direct investments in stocks or bonds.

TOTAL RETURN SERIES seeks to provide above-average current income (compared to a portfolio invested entirely in equity securities) consistent with the prudent employment of capital. The Portfolio also seeks to provide reasonable opportunity for growth of capital and income. The Portfolio invests in both equities and fixed income securities. The equity segment is actively managed with a value-oriented style of investing. The fixed income segment is actively managed through shifts in maturity, duration, and sector components. The Portfolio may invest up to 20% of its assets in foreign and emerging market securities. The Portfolio has the flexibility to invest in derivative securities when its adviser believes such securities can provide better value relative to direct investments in stocks or bonds.

NEW DISCOVERY SERIES seeks capital appreciation. This Portfolio seeks to achieve its objective by investing under normal market conditions at least 65% of its total assets in companies that its adviser believes offer superior prospects for growth. Those securities may either be listed on securities exchanges or traded in the over-the-counter markets and may be U.S. or foreign companies.

Each Portfolio is subject to certain investment restrictions and policies which may not be changed without the approval of a majority of the shareholders of the Portfolio. See the accompanying Prospectuses of the Portfolios for further information.

We automatically reinvest all dividends and capital gains distributions from the Portfolios in shares of the distributing Portfolio at their net asset value. The income and realized and unrealized gains or losses on the assets of each Subaccount are separate and are credited to or charged against the particular Subaccount without regard to income, gains or losses from any other Subaccount or from any other part of our business. We will use the net Purchase Payments you allocate to a Subaccount to purchase shares in the corresponding Portfolio and will redeem shares in the Portfolios to meet Contract obligations or make adjustments in reserves. The Portfolios are required to redeem their shares at net asset value and to make payment within seven days.

Certain of the Portfolios sell their shares to separate accounts underlying both variable life insurance and variable annuity contracts. It is conceivable that in the future it may be unfavorable for variable life insurance separate accounts and variable annuity separate accounts to invest in the same Portfolio. Although neither we nor any of the Portfolios currently foresees any such disadvantages either to variable life insurance or variable annuity contract owners, each Portfolio's Board of Directors intends to monitor events in order to identify any material conflicts between variable life and variable annuity contract owners and to determine what action, if any, should be taken in response thereto. If a Board of Directors were to conclude that separate investment funds should be established for variable life and variable annuity separate accounts, Lincoln Benefit will bear the attendant expenses.

VOTING RIGHTS. As a general matter, you do not have a direct right to vote the shares of the Portfolios held by the Subaccounts to which you have allocated your Contract Value. Under current law, however, you are entitled to give us instructions on how to vote those shares on certain matters. We will notify you when your instructions are needed. We will also provide proxy materials or other information to assist you in understanding the matter at issue. We will determine the number of shares for which you may give voting instructions as of the record date set by the relevant Portfolio for the shareholder meeting at which the vote will occur.

As a general rule, before the Annuity Date, you are the person entitled to give voting instructions. After the Annuity Date, the payee is that person. Retirement plans, however, may have different rules for voting by plan participants.

If you send us written voting instructions, we will follow your instructions in voting the Portfolio shares attributable to your Contract. If you do not send us written instructions, we will vote the shares attributable to your Contract in the same proportions as we vote the shares for which we have received instructions from other Contract Owners. We will vote shares that we hold in the same proportions as we vote the shares for which we have received instructions from other Contract Owners.

We may, when required by state insurance regulatory authorities, disregard Contract Owner voting instructions if the instructions require that the shares be voted so as to cause a change in the sub-classification or investment objective of one or more of the Portfolios or to approve or disapprove an investment advisory contract for one or more of the Portfolios.

In addition, we may disregard voting instructions in favor of changes initiated by Contract Owners in the investment objectives or the investment adviser of the Portfolios if we reasonably disapprove of the proposed change. We would disapprove a proposed change only if the proposed change is contrary to state law or prohibited by state regulatory authorities or we reasonably conclude that the proposed change would not be consistent with the investment objectives of the Portfolio or would result in the purchase of securities for the Portfolio which vary from the general quality and nature of investments and investment techniques utilized by the Portfolio. If we disregard voting instructions, we will include a summary of that action and our reasons for that action in the next semi-annual financial report to you.

This description reflects our view of currently applicable law. If the law changes or our interpretation of the law changes, we may decide that we are permitted to vote the Portfolio shares without obtaining instructions from our Contract Owners, and we may choose to do so.

ADDITIONS, DELETIONS, AND SUBSTITUTIONS OF SECURITIES. If the shares of any of the Portfolios are no longer available for investment by the Separate Account or if, in the judgment of our Board of Directors, further investment in the shares of a Portfolio is no longer appropriate in view of the purposes of the Contract, we may add or substitute shares of another Portfolio or mutual fund for Portfolio shares already purchased or to be purchased in the future by Purchase Payments under the Contract. Any substitution will comply with the requirements of the 1940 Act.

We also reserve the right to make the following changes in the operation of the Separate Account and the Subaccounts:

(a) to operate the Separate Account in any form permitted by law;

(b) to take any action necessary to comply with applicable law or obtain and continue any exemption from applicable laws;

(c) to transfer assets from one Subaccount to another, or from any subaccount to our general account;

(d) to add, combine, or remove Subaccounts in the Separate Account; and

(e) to change the way in which we assess charges, as long as the total charges do not exceed the amount currently charged the Separate Account and the Portfolios in connection with the Contracts.

If we take any of these actions, we will comply with the then applicable legal requirements.

THE FIXED ACCOUNT

GENERAL. You may allocate part or all of your Purchase Payments to the Fixed Account in states where it is available. Amounts allocated to the Fixed Account become part of the general assets of Lincoln Benefit. Allstate Life invests the assets of the general account in accordance with applicable laws governing the investments of insurance company general accounts. The Fixed Account may not be available in all states. Please contact us at 1-800-865-5237 for current information.

GUARANTEED MATURITY FIXED ACCOUNT OPTION. We will credit interest to each amount allocated to the Guaranteed Maturity Fixed Account Option at a specified rate for a specified Guarantee Period. You select the Guarantee Period for each amount that you allocate to this option. We will declare the interest rate that we will guarantee to credit to that amount for that Guarantee Period. Each amount allocated to a Guarantee Period under this option must be at least $500. We reserve the right to limit the number of additional Purchase Payments that may be allocated to this option.

We will tell you what interest rates and Guarantee Periods we are offering at a particular time. We may offer Guarantee Periods ranging from one to ten years in length. We will decide in our discretion which Guarantee Periods to offer. Currently, we offer Guarantee Periods of one, three, five, seven and ten years. In the future we may offer Guarantee Periods of different lengths or stop offering some Guarantee Periods.

We will credit interest daily to each amount allocated to a Guarantee Period under this option at a rate which compounds to the effective annual interest rate that we declared at the beginning of the applicable Guarantee Period. We will not change the interest rate credited to a particular allocation until the end of the relevant Guarantee Period. We may declare different interest rates for Guarantee Periods of the same length that begin at different times.

The following example illustrates how a Purchase Payment allocated to this option would grow, given an assumed Guarantee Period and effective annual interest rate:

EXAMPLE

Purchase Payment                                                         $50,000
Guarantee Period                                                         5 years
Effective Annual Rate                                                      4.50%

                              END OF CONTRACT YEAR

                                           YEAR 1      YEAR 2      YEAR 3      YEAR 4      YEAR 5
                                         ----------  ----------  ----------  ----------  ----------
                                         $50,000.00
                                           X  1.045
Beginning Contract Value                  ---------
  X (1 + Effective Annual Rate)          $52,250.00
                                                     $52,250.00
                                                       X  1.045
Contract Value at end of Contract Year                ---------
  X (1 + Effective Annual Rate)                      $54,601.25
                                                                 $54,601.25
                                                                   X  1.045
Contract Value at end of Contract Year                            ---------
  X (1 + Effective Annual Rate)                                  $57,058.31
                                                                             $57,058.31
                                                                               X  1.045
Contract Value at end of Contract Year                                        ---------
  X (1 + Effective Annual Rate)                                              $59,625.93
                                                                                         $59,625.93
                                                                                           X  1.045
Contract Value at end of Contract Year                                                    ---------
  X (1 + Effective Annual Rate)                                                          $62,309.10

Total Interest Credited During Guarantee Period = $12,309.10 ($62,309.10 - $50,000)

NOTE: This example assumes no withdrawals during the entire five year Guarantee Period. If you were to make a partial withdrawal, the amount withdrawn might be increased or decreased by a Market Value Adjustment. The hypothetical interest rate is for illustrative purposes only and is not intended to predict future interest rates to be declared under the Contract.

We have no specific formula for determining the rate of interest that we will declare initially or in the future. We will set those interest rates based on relevant factors such as then current interest rates, regulatory and tax requirements, our sales commission and administrative expenses, general economic trends, and competitive factors. For current interest rate information, please contact us at 1-800-865-5237.

WE WILL DETERMINE THE INTEREST RATES TO BE DECLARED IN OUR SOLE DISCRETION. WE CAN NEITHER PREDICT NOR GUARANTEE WHAT THOSE RATES WILL BE IN THE FUTURE.

At the end of each Guarantee Period, we will mail you a notice asking you what to do with the relevant amount, including the accrued interest. During the 30-day period after the end of the Guarantee Period, you may:

(1) take no action. If so, we will automatically keep the relevant amount in the Guaranteed Maturity Fixed Account Option. The new Guarantee Period will be the same length as the expiring Guarantee Period and will begin on the day the previous Guarantee Period ends. The new interest rate will be our then current declared rate for Guarantee Periods of that length; or

(2) allocate the relevant Contract Value to one or more new Guarantee Periods of your choice in the Guaranteed Maturity Fixed Account Option. The new Guarantee Period(s) will begin on the day the previous Guarantee Period ends. The new interest rate will be our then current declared rate for those Guarantee Periods; or

(3) instruct us to transfer all or a portion of the relevant amount to one or more Subaccounts. We will effect the transfer on the day we receive your instructions. We will not adjust the amount transferred to include a Market Value Adjustment; or

(4) withdraw all or a portion of the relevant amount through a partial withdrawal. We will not adjust the amount withdrawn to include a Market Value Adjustment. The amount withdrawn will be deemed to have been withdrawn on the day the Guarantee Period ends.

Under our Automatic Laddering Program, you may choose, in advance, to use Guarantee Periods of the same length for all renewals in the Guaranteed Maturity Fixed Account Option. You can select this program at any time during the Accumulation Period, including on the Issue Date. We will apply renewals to Guarantee Periods of the selected length until you direct us in writing to stop. We may stop offering this program at any time. For additional information, please call us at 1-800-865-5237.

MARKET VALUE ADJUSTMENT. We may increase or decrease the amount of some transactions involving your interest in the Fixed Account to include a Market Value Adjustment. The formula for determining Market Value Adjustments reflects changes in interest rates since the beginning of the relevant Guarantee Period. As a result, you will bear some of the investment risk on amounts allocated to the Guaranteed Maturity Fixed Account Option.

As a general rule, we will apply a Market Value Adjustment to the following transactions involving your Fixed Account balance:

(1) when you withdraw funds from the Guaranteed Maturity Fixed Account Option;

(2) when you transfer funds from the Guaranteed Maturity Fixed Account Option to the Subaccounts;

(3) when you allocate part of your balance in the Guaranteed Maturity Fixed Account Option to a new Guarantee Period before the end of the existing Guarantee Period;

(4) when you annuitize your Contract; and

(5) when we pay a death benefit.

We will not apply a Market Value Adjustment to a transaction, to the extent that: (1) it occurs within 30 days after the end of a Guarantee Period applicable to the funds involved in the transaction; (2) it is part of a Dollar Cost Averaging program; or (3) you make a withdrawal to satisfy the IRS' required minimum distribution rules for this Contract.

The formula for calculating Market Value Adjustments is set forth in Appendix B to this prospectus, which also contains additional examples of the application of the Market Value Adjustment. This formula primarily compares: (1) the Treasury Rate at the time of the relevant transaction for a maturity equal in length to the relevant Guarantee Period; and (2) the Treasury Rate at the beginning of the Guarantee Period for a maturity equal in length to the Guarantee Period. Generally, if the Treasury Rate at the beginning of the Guarantee Period is higher than the corresponding current Treasury Rate, then the Market Value Adjustment will increase the amount payable to you or transferred. Similarly, if the Treasury Rate at the beginning of the Guarantee Period is lower than the corresponding current Treasury Rate, then the Market Value Adjustment will reduce the amount payable to you or transferred.

For example, assume that you purchased a Contract and selected an initial Guarantee Period of five years and the five-year Treasury Rate for that duration is 4.50%. Assume that at the end of three years, you make a partial withdrawal. If, at that later time, the current five-year Treasury Rate is 4.20%, then the Market Value Adjustment will be positive, which will result in an increase in the amount payable to you. Similarly, if the current five-year Treasury Rate is 4.80%, then the Market Value Adjustment will be negative, which will result in a decrease in the amount payable to you.


DOLLAR COST AVERAGING FIXED ACCOUNT OPTION. You may also allocate Purchase Payments to the Dollar Cost Averaging Fixed Account Option. We will credit interest to Purchase Payments allocated to this option for up to one year at the current rate that we declare when you make the allocation. The effective annual rate will never be less than 3%. You may not transfer funds to this option from the Subaccounts or the Guaranteed Maturity Fixed Account Option. We will follow your instructions in transferring amounts from this option to the Subaccounts or the Guaranteed Maturity Fixed Account Option, as described in "Automatic Dollar Cost Averaging Program" on page 15 of this prospectus. We will not adjust the amounts transferred by a Market Value Adjustment.


                                ANNUITY BENEFITS

ANNUITY DATE. You may select the Annuity Date, which is the date on which annuity payments are to begin, in your application. The Annuity Date must always be the business day immediately following the tenth day of a calendar month.

The Annuity Date may be no later than the Latest Annuity Date. As a general rule, the Latest Annuity Date is the later of the 10th Contract Anniversary or the Annuitant's 90th birthday. If your Contract was issued pursuant to a Qualified Plan, however, the Tax Code generally requires you to begin to take at least a minimum distribution by the later of:

-  the year of your separation from service; or

- April 1 of the calendar year following the calendar year in which you attain age 70 1/2.

If your Contract is issued pursuant to Section 408 of the Tax Code (traditional
IRAs), you must begin taking minimum distributions by April 1 of the calendar year following the calendar year in which you reach age 70 1/2. No minimum distributions are required by the Tax Code for Contracts issued pursuant to
Section 408A (Roth IRAs).

If you are in a Qualified Plan, we may require you to annuitize by the date required by the Tax Code, unless you show us that you are meeting the minimum distribution requirements in some other way.

If you do not select an Annuity Date, the Latest Annuity Date will automatically become the Annuity Date. You may change the Annuity Date by writing to us at the address given on the first page of the prospectus.

ANNUITY OPTIONS. You may elect an Annuity Option at any time before the Annuity Date. As part of your election, you may choose the length of the applicable guaranteed payment period within the limits available for your chosen Option. If you do not select an Annuity Option, we will pay monthly annuity payments in accordance with the applicable default Option. The default Options are:

- Option A with 10 years (120 months) guaranteed, if you have designated only one Annuitant; and

- Option B with 10 years (120 months) guaranteed, if you have designated joint Annuitants.

You may freely change your choice of Annuity Option, as long as you request the change at least thirty days before the Annuity Date.

Three Annuity Options are generally available under the Contract. Each is available in the form of:

-  a Fixed Annuity;

-  a Variable Annuity; or

-  a combination of both Fixed and Variable Annuity.

The three Annuity Options are:

OPTION A, LIFE ANNUITY WITH PAYMENTS GUARANTEED FOR 5 TO 20 YEARS. We make periodic payments at least as long as the Annuitant lives. If the Annuitant dies before all of the guaranteed payments have been made, we will pay the remaining guaranteed payments to the Beneficiary.

OPTION B, JOINT AND SURVIVOR ANNUITY, WITH PAYMENTS GUARANTEED FOR 5 TO 20 YEARS. We make periodic payments at least as long as either the Annuitant or the joint Annuitant is alive. If both the Annuitant and the Joint Annuitant die before all of the guaranteed payments have been made, we will pay the remaining guaranteed payments to the Beneficiary.

OPTION C, PAYMENTS FOR A SPECIFIED PERIOD CERTAIN OF 5 YEARS TO 30 YEARS. We make periodic payments for the period you have chosen. If the Annuitant dies before all of the guaranteed payments have been made, we will pay the remaining guaranteed payments to the Beneficiary.

If you purchased your Contract under a retirement plan, you may have a more limited selection of Annuity Options to choose from. You should consult your Plan documents to see what is available.

You may not "annuitize" your Contract for a lump sum payment. Instead, before the Annuity Date you may surrender your Contract for a lump sum. As described on page 21 above, however, we will increase or decrease your surrender proceeds by any applicable Market Value Adjustment.

OTHER OPTIONS. We may have other Annuity Options available. You may obtain information about them by writing or calling us.

If your Contract is issued under Sections 401, 403(b), 408 or 408A of the Tax Code, we will only make payments to you and/or your spouse.


ANNUITY PAYMENTS: GENERAL. On the Annuity Date, we will apply the Annuitized Value of your Contract to the Annuity Option you have chosen. Your annuity payments may consist of Variable Annuity payments or Fixed Annuity payments or a combination of the two. We will determine the amount of your annuity payments as described in "Variable Annuity Payments" and "Fixed Annuity Payments" on pages 23-24 below.



You must notify us in writing at least 30 days before the Annuity Date how you wish to allocate your Annuitized Value between Variable Annuity and Fixed Annuity payments. You must apply at least the Contract Value in the Fixed Account on the Annuity Date to Fixed Annuity payments. If you wish to apply any portion of your Fixed Account balance to your Variable Annuity payments, you should plan ahead and transfer that amount to the Subaccounts prior to the Annuity Date. If you do not tell us how to allocate your Contract Value among Fixed and Variable Annuity payments, we will apply your Contract Value in the Separate Account to Variable Annuity payments and your Contract Value in the Fixed Account to Fixed Annuity payments.


Annuity payments begin on the Annuity Date. We make subsequent annuity payments on the tenth of the month or, if the NYSE is closed on that day, the next day on which the NYSE is open for business.

Annuity payments will be made in monthly, quarterly, semi-annual or annual installments as you select. If the amount available to apply under an Annuity Option is less than $5,000, however, and state law permits, we may pay you a lump sum instead of the periodic payments you have chosen. In addition, if the first annuity payment would be less than $50, and state law permits us, we may reduce the frequency of payments so that the initial payment will be at least $50.

We may defer for up to 15 days the payment of any amount attributable to a Purchase Payment made by check to allow the check reasonable time to clear.

YOU MAY NOT WITHDRAW CONTRACT VALUE DURING THE ANNUITY PERIOD, IF WE ARE MAKING PAYMENTS TO YOU UNDER ANY ANNUITY OPTION INVOLVING LIFE CONTINGENCIES.

VARIABLE ANNUITY PAYMENTS. One basic objective of the Contract is to provide Variable Annuity Payments which will to some degree respond to changes in the economic environment. The amount of your Variable Annuity Payments will depend upon the investment results of the Subaccounts you have selected, any premium taxes, the age and sex of the Annuitant, and the Annuity Option chosen. We guarantee that the Payments will not be affected by (1) actual mortality experience and (2) the amount of our administration expenses.

We cannot predict the total amount of your Variable Annuity payments. The Variable Annuity payments may be more or less than your total Purchase Payments because (a) Variable Annuity payments vary with the investment results of the underlying Portfolios; and (b) Annuitants may die before their actuarial life expectancy is achieved.

The length of any guaranteed payment period under your selected Annuity Option will affect the dollar amounts of each Variable Annuity payment. As a general rule, longer guarantee periods result in lower periodic payments, all other things being equal. For example, if a life Annuity Option with no minimum guaranteed payment period is chosen, the Variable Annuity payments will be greater than Variable Annuity payments under an Annuity Option for a minimum specified period and guaranteed thereafter for life.

The investment results of the Subaccounts to which you have allocated your Contract Value will also affect the amount of your periodic payment. In calculating the amount of the periodic payments in the annuity tables in the Contract, we assumed an annual investment rate of 3 1/2%. If the actual net investment return is less than the assumed investment rate, then the dollar amount of the Variable Annuity payments will decrease. The dollar amount of the Variable Annuity payments will stay level if the net investment return equals the assumed investment rate and the dollar amount of the Variable Annuity payments will increase if the net investment return exceeds the assumed investment rate. You should consult the Statement of Additional Information for more detailed information as to how we determine Variable Annuity Payments.

FIXED ANNUITY PAYMENTS. You may choose to apply a portion of your Annuitized Value to provide Fixed Annuity payments. We determine the Fixed Annuity payment amount by applying the applicable Annuitized Value to the Annuity Option you have selected.

As a general rule, subsequent Fixed Annuity payments will be equal in amount to the initial payment. However, as described in "Transfers During the Annuity Period" below, after the Annuity Date, you will have a limited ability to increase the amount of your Fixed Annuity payments by making transfers from the Subaccounts.

We may defer making Fixed Annuity payments for a period of up to six months or whatever shorter time state law may require. During the deferral period, we credit interest at a rate at least as high as state law requires.

TRANSFERS DURING THE ANNUITY PERIOD. During the Annuity Period, you will have a limited ability to make transfers among the Subaccounts so as to change the relative weighting of the Subaccounts on which your Variable Annuity payments will be based. In addition, you will have a limited ability to make transfers from the Subaccounts to increase the proportion of your annuity payments consisting of Fixed Annuity payments. You may not, however, convert any portion of your right to receive Fixed Annuity payments into Variable Annuity payments.

You may not make any transfers for the first six months after the Annuity Date. Thereafter, you may make transfers among the Subaccounts or make transfers from the Subaccounts to increase your Fixed Annuity payments. Your transfers must be at least six months apart.

DEATH BENEFIT DURING ANNUITY PERIOD. After annuity payments begin, upon the death of the Annuitant and any Joint Annuitant, we will make any remaining annuity payments to the Beneficiary. The amount and number of these annuity payments will depend on the Annuity Option in effect at the time of the Annuitant's death. After the Annuitant's death, any remaining interest will be distributed at least as rapidly as under the method of distribution in effect at the Annuitant's death.

CERTAIN EMPLOYEE BENEFIT PLANS. In some states, the Contracts offered by this prospectus contain life annuity tables that provide for different benefit payments to men and women of the same age. In certain employment-related situations, however, the U.S. Supreme Court's decision in ARIZONA GOVERNING COMMITTEE V. NORRIS requires employers to use the same annuity tables for men and women. Accordingly, if the Contract is to be used in connection with an employment-related retirement or benefit plan and we do not offer unisex annuity tables in your state, you should consult with legal counsel as to whether the purchase of a Contract is appropriate under Norris.

                            OTHER CONTRACT BENEFITS

DEATH BENEFIT. We will pay a distribution on death, if:

(1) the Contract is in force;

(2) annuity payments have not begun; and

(3) either:

    (a) you die; or

    (b) if the Contract is owned by a company or other legal entity, the Annuitant dies.

Currently, we will pay a distribution on death equal in amount to the Death Benefit. Under the Contract, however, we have the right to pay a distribution equal in amount to the Surrender Value unless:

(1) the Beneficiary chooses to receive the Death Benefit in a lump sum within 180 days of the date of death; and

(2) the Beneficiary requests that the Death Benefit be paid as of the date we receive the completed claim for a distribution on death.

We currently are waiving this 180 day limitation, but we may enforce it in the future. If we do, we will calculate the distribution as of the earlier of the requested distribution date or the fifth anniversary of the date of death.

We determine the Death Benefit as of the date we receive all of the information we need to process the Death Benefit claim. The Death Benefit under the Contract is the greatest of the following:


(1) the total Purchase Payments, less a withdrawal adjustment for any prior partial withdrawals;

(2) the Contract Value on the date as of which we calculate the Death Benefit;



(3) the Surrender Value; or



(4) the highest Contract Value on any Contract Anniversary, increased by the total Purchase Payments since the most recent Contract Anniversary and reduced by a withdrawal adjustment for any partial withdrawals since the most recent Contract Anniversary.


The withdrawal adjustment for the Death Benefit will equal (a) divided by (b), with the result multiplied by (c), where:

(a) = the withdrawal amount;

(b) = the Contract Value immediately before the withdrawal; and

(c) = the value of the applicable Death Benefit immediately before the withdrawal.

A claim for a distribution on death must be submitted before the Annuity Date. As part of the claim, the Beneficiary must provide "Due Proof of Death". We will accept the following documentation as Due Proof of Death:

-  a certified original copy of the Death Certificate;

-  a certified copy of a court decree as to the finding of death; or

- a written statement of a medical doctor who attended the deceased at the time of death.

In addition, in our discretion we may accept other types of proof.


We will pay the Death Benefit in a lump sum within seven days of receiving a completed claim for distribution on death, unless the Beneficiary selects one of the other alternatives described below.


If the Beneficiary is a natural person, the Beneficiary may choose from the following alternative ways of receiving the distribution:

-  the Beneficiary may receive the distribution as a lump sum payment;

- the Beneficiary may apply the distribution to receive a series of equal periodic payments over the life of the Beneficiary, over a fixed period no longer than the Beneficiary's life expectancy, or over the life of the Beneficiary with payments guaranteed for a period not to exceed the life expectancy of the Beneficiary (the payments must begin within one year of the date of death); or

- if there is only one Beneficiary, he or she may defer payment for up to five years from the date of death. Any remaining funds must be distributed at the end of the five-year period. An Annuitant is necessary for this option. If prior to your death you were the Annuitant, the Beneficiary will become the new Annuitant.

If your spouse is the Beneficiary, he or she may choose to continue the Contract as the new Contract Owner. If your spouse chooses to continue the Contract, the following conditions apply:


(1) On the day the Contract is continued, we will set the Contract Value equal to the Death Benefit, calculated as of the date on which we receive all of the information we need to process your spouse's request to continue the Contract after your death. Because the Death Benefit can never be less than the then current Contract Value, our resetting the Contract will not cause the Contract Value to decrease. During the continuation period, however, the Contract Value will continue to increase or decrease to reflect the investment performance of the Subaccounts, interest credited to the Fixed Account, and charges and expenses under the Contract, as described in this prospectus.



(2) During the continuation period, currently we will pay a distribution on death equal to the Death Benefit, determined as of the date on which we receive due proof of your spouse's death. As described above, we also reserve the right to pay a distribution equal in amount to the Surrender Value as of the date on which we receive due proof of death. The standard Death Benefit payable upon your spouse's death will be calculated using the formula described above. Thus, the amount of the distribution on death may increase or decrease during the continuation period, depending on changes in the Contract Value and other Contract transactions during the continuation period.


(3) If before your death you were the Annuitant, your surviving spouse becomes the Annuitant.

Your surviving spouse may also select one of the options listed above.

If the Beneficiary is a company or other legal entity, then the Beneficiary must receive the Death Benefit in a lump sum, and the options listed above are not available.

Different rules may apply to Contracts issued in connection with Qualified
Plans.

BENEFICIARY. You name the Beneficiary. You may name a Beneficiary in the application. You may change the Beneficiary or add additional Beneficiaries at any time before the Annuity Date. We will provide a form to be signed and filed with us.

Your changes in Beneficiary take effect when we receive them, effective as of the date you signed the form. Until we receive your change instructions, we are entitled to rely on your most recent instructions in our files. We are not liable for making a payment to a Beneficiary shown in our files or treating that person in any other respect as the Beneficiary. Accordingly, if you wish to change your beneficiary, you should deliver your instructions to us promptly.

If you did not name a Beneficiary or if the named Beneficiary is no longer living, the Beneficiary will be:

-  your spouse if he or she is still alive; or, if he or she is no longer alive,

-  your surviving children equally; or if you have no surviving children,

-  your estate.

If you name more than one Beneficiary, we will divide the Death Benefit among your Beneficiaries according to your most recent written instructions. If you have not given us written instructions, we will pay the Death Benefit in equal shares to the Beneficiaries. If one of the Beneficiaries dies before you, we will divide the Death Benefit among the surviving Beneficiaries.

Different rules may apply to Contracts issued in connection with Qualified
Plans.

CONTRACT LOANS FOR 401(a), 401(k), AND 403(b) CONTRACTS. Subject to the restrictions described below, we will make loans to the Owner of a Contract used in connection with a Tax Sheltered Annuity Plan ("TSA Plan") under Section 403(b) of the Tax Code, or an Owner of a Contract purchased by a pension, profit-sharing, or other similar plan qualified under Section 401(a) of the Tax Code (a "401 Plan"), including a Section 401(k) plan, where a plan trustee is the Owner. Loans are not available under Non-Qualified Contracts. We will only make loans after the free look period and before annuitization. All loans are subject to the terms of the Contract, the relevant Plan, and the Tax Code, which impose restrictions on loans.

We will not make a loan to you if the total of the requested loan and your unpaid outstanding loans will be greater than the Surrender Value of your Contract on the date of the loan. In addition, we will not make a loan to you if the total of the requested loan and all of the plan participant's Contract loans under TSA plans and 401 plans is more than the lesser of (a) or (b) where:

(a) equals $50,000 minus the excess of the highest outstanding loan balance during the prior 12 months over the current outstanding loan balance; and

(b) equals the greater of $10,000 or 1/2 of the Surrender Value.

The minimum loan amount is $1,000.

To request a Contract loan, write to us at the address given on the first page of the prospectus. You alone are responsible for ensuring that your loan and repayments comply with tax requirements. Loans made before the Annuity Date are generally treated as distributions under the Contract, and may be subject to withholding and tax penalties for early distributions. Some of these requirements are stated in Section 72 of the Tax Code and Title 1 of ERISA. Please seek advice from your plan administrator or tax advisor.

When we make a loan, we will transfer an amount equal to the loan amount from the Separate Account and/or the Fixed Account to the Loan Account as collateral for the loan. You may select from which account(s) to transfer the loan value. However, we will not transfer amounts from the Fixed Account in an amount greater than the total amount of the loan multiplied by the ratio of the value of the Fixed Account to the Contract Value immediately before the loan. If you do not give us instructions, we will first transfer to the Loan Account amounts from the Separate Account in proportion to the assets in each Subaccount. If your loan amount is greater than your Contract Value in the Subaccounts, we will transfer the remaining required collateral from the Fixed Account.

We may apply a Market Value Adjustment to a transfer from the Fixed Account to the Loan Account. If we do, we will increase or decrease the amount remaining in the Fixed Account by the amount of the Market Value Adjustment, so that the net amount transferred to the Loan Account will equal the desired loan amount.

We will credit interest to the amounts in the Loan Account. The annual interest rate credited to the Loan Account will be the greater of: (a) 3%; or (b) the loan interest rate minus 2.25%. The value of the amounts in the Loan Account are not affected by the changes in the value of the Subaccounts.

When you take out a loan, we will set the loan interest rate. That rate will apply to your loan until it is repaid. From time to time, we may change the loan interest rate applicable to new loans. We also reserve the right to change the terms of new loans

We will subtract the outstanding Contract loan balance, including accrued but unpaid interest, from:

(1) the Death Benefit;

(2) surrender proceeds;

(3) the amount available for partial withdrawal; and

(4) the amount applied on the Annuity Date to provide annuity payments.

Usually you must repay a Contract loan within five years of the date the loan is made. Scheduled payments must be level, amortized over the repayment period, and made at least quarterly. We may permit a repayment period of 15 or 30 years if the loan proceeds are used to acquire your principal residence. We may also permit other repayment periods.

You must mark your loan repayments as such. We will assume that any payment received from you is a Purchase Payment, unless you tell us otherwise.

If you do not make a loan payment when due, we will continue to charge interest on your loan. We also will declare the entire loan in default. We will subtract the defaulted loan balance plus accrued interest from any future distribution under the Contract and keep it in payment of your loan. Any defaulted amount plus interest will be treated as a distribution for tax purposes (as permitted by law). As a result, you may be required to pay taxes on the defaulted amount, incur the early withdrawal tax penalty, and be subject to mandatory 20% federal withholding.

If the total loan balance exceeds the Surrender Value, we will mail written notice to your last known address. The notice will state the amount needed to maintain the Contract in force. If we do not receive payment of this amount within 31 days after we mail this notice, we will terminate your Contract.

We may defer making any loan for 6 months after you ask us for a loan, unless the loan is to pay a premium to us.


WITHDRAWALS (REDEMPTIONS). Except as explained below, you may redeem a Contract for all or a portion of its Contract Value before the Annuity Date. Withdrawals from the Fixed Account may be increased or decreased by a Market Value Adjustment, as described in "Market Value Adjustment" on page 22 above.



In general, you must withdraw at least $50 at a time. You may also withdraw a lesser amount if you are withdrawing your entire interest in a Subaccount. If your request for a partial withdrawal would reduce the Contract Value to less than $5,000, we may treat it as a request for a withdrawal of your entire Contract Value, as described in "Minimum Contract Value" on page 28. Your Contract will terminate if you withdraw all of your Contract Value.



We may be required to withhold 20% of withdrawals and distributions from Contracts issued in connection with certain Qualified Plans, as described on page 30 below. Withdrawals also may be subject to a 10% penalty tax, as described in page 31 below.


To make a withdrawal, you must send us a written withdrawal request or systematic withdrawal program enrollment form. You may obtain the required forms from us at the address and phone number given on the first page of this prospectus. We will not honor your request unless the required form includes your Tax I.D. Number (e.g., Social Security Number) and provides instructions regarding withholding of income taxes.

For partial withdrawals, you may allocate the amount among the Subaccounts and the Fixed Account. If we do not receive allocation instructions from you, we usually will allocate the partial withdrawal proportionately among the Subaccounts and the Fixed Account in the same proportions as you have instructed us to allocate your Purchase Payments. If you have Contract Value in the Guaranteed Maturity Fixed Account Option that is allocated entirely to Guarantee Periods of the same length, we will subtract the partial withdrawal first from the most recently created Guarantee Period. If your Contract Value in the Guaranteed Maturity Fixed Account Option is allocated to Guarantee Periods of different lengths, you must provide us with allocation instructions, and we will not process your withdrawal request until we receive your instructions. You may not make a partial withdrawal from the Fixed Account in an amount greater than the total amount of the partial withdrawal multiplied by the ratio of the value of the Fixed Account to the Contract Value immediately before the partial withdrawal.


If you request a total withdrawal, you must send us your Contract. The Surrender Value will equal the Contract Value adjusted by any applicable Market Value Adjustment. We also will deduct a contract maintenance charge of $35, unless we have waived the contract maintenance charge on your Contract as described on page 29 below. We determine the Surrender Value based on the Contract Value next computed after we receive a properly completed surrender request. We will usually pay the Surrender Value within seven days after the day we receive a completed request form. However, we may suspend the right of withdrawal from the Separate Account or delay payment for withdrawals for more than seven days in the following circumstances:


(1) whenever the New York Stock Exchange ("NYSE") is closed (other than customary weekend and holiday closings);

(2) when trading on the NYSE is restricted or an emergency exists, as determined by the SEC, so that disposal of the Separate Account's investments or determination of Accumulation Unit Values is not reasonably practicable; or

(3) at any other time permitted by the SEC for your protection.

In addition, we may delay payment of the Surrender Value in the Fixed Account for up to 6 months or a shorter period if required by law. If we delay payment from the Fixed Account for more than 30 days, we will pay interest as required by applicable law.

You may withdraw amounts attributable to contributions made pursuant to a salary reduction agreement (in accordance with Section 403(b)(11) of the Tax Code) only in the following circumstances:

(1) when you attain age 59 1/2;

(2) when you terminate your employment with the plan sponsor;

(3) upon your death;

(4) upon your disability as defined in Section 72(m)(7) of the Tax Code; or

(5) in the case of hardship.

If you seek a hardship withdrawal, you may only withdraw amounts attributable to your Purchase Payments; you may not withdraw any earnings. These limitations on withdrawals apply to:

(1) salary reduction contributions made after December 31, 1988;

(2) income attributable to such contributions; and

(3) income attributable to amounts held as of December 31, 1988.

The limitations on withdrawals do not affect transfers between certain Qualified Plans. Additional restrictions and limitations may apply to distributions from any Qualified Plan. Tax penalties may also apply. You should seek tax advice regarding any withdrawals or distributions from Qualified Plans.


SUBSTANTIALLY EQUAL PERIODIC PAYMENTS. In general, earnings on annuities are taxable as ordinary income upon withdrawal. As described in page 31 below, a 10% tax penalty is imposed on certain "premature" payments under annuity contracts. The tax penalty applies to any payment received before age 59 1/2, to the extent it is includable in income and is not subject to an exception. The Tax Reform Act of 1986 clarified an exception to this tax penalty. This exception is known as "substantially equal periodic payments."


Generally, under this exception you may take "substantially equal periodic payments" before age 59 1/2 without incurring the tax penalty. These "payments" are withdrawals, as opposed to an annuitization of the Contract. A Market Value Adjustment may apply.

To qualify for this exception, the payments must meet the following requirements:

(1) The payments must continue to the later of age 59 1/2 or for five years.

(2) Payments must be established under one of the approved methods detailed by the IRS in IRS Notice 89-25.

(3) You must have separated from service, if you purchased your Contract under a qualified retirement plan or tax sheltered annuity.

If you modify the payment stream in any way, except for reason of death or disability, you will loose the exception. Modification includes changing the amount or timing of the payments, or making additional Purchase Payments. Any subsequent periodic payment will be subject to the penalty tax, unless it qualifies for a different exception. In addition, in the year of the modification, you will be required to pay the penalty tax (plus interest) that you would have been required to pay on the earlier payments if this exception had not applied.

SYSTEMATIC WITHDRAWAL PROGRAM. If your Contract was issued in connection with a Non-Qualified Plan or IRA, you may participate in our Systematic Withdrawal Program. You must complete an enrollment form and send it to us. You must complete the withholding election section of the enrollment form before the systematic withdrawals will begin. You may choose withdrawal payments of a flat dollar amount, earnings, or a percentage of Purchase Payments. Systematic withdrawals are treated the same as partial withdrawals for purposes of determining if a Market Value Adjustment applies. You may choose to receive systematic withdrawal payments on a monthly, quarterly, semi-annual, or annual basis.

Depending on fluctuations in the net asset value of the Subaccounts and the value of the Fixed Account, systematic withdrawals may reduce or even exhaust the Contract Value. The minimum amount of each systematic withdrawal is $50.

We will make systematic withdrawal payments to you or your designated payee. We may modify or suspend the Systematic Withdrawal Program and charge a processing fee for the service. If we modify or suspend the Systematic Withdrawal Program, existing systematic withdrawal payments will not be affected.

ERISA PLANS. A married participant may need spousal consent to receive a distribution from a Contract issued in connection with a Qualified Plan or a Non-Qualified Plan covered by to Title 1 of ERISA. You should consult an adviser.

MINIMUM CONTRACT VALUE. If as a result of withdrawals your Contract Value would be less than $5,000 and you have not made any Purchase Payments during the previous three full calendar years, we may terminate your Contract and distribute its Surrender Value to you. Before we do this, we will give you 60 days notice. We will not terminate your Contract on this ground if the Contract Value has fallen below $5,000 due to either a decline in Accumulation Unit Value or the imposition of fees and charges. In addition, in some states we are not permitted to terminate Contracts on this ground. Different rules may apply to Contracts issued in connection with Qualified Plans.

                                CONTRACT CHARGES

We assess charges under the Contract in two ways:

(1) as deductions from Contract Value for contract maintenance charges and, if applicable, for premium taxes; and

(2) as charges against the assets of the Separate Account for administrative expenses or for the assumption of mortality and expense risks.

In addition, certain deductions are made from the assets of the Portfolios for investment management fees and expenses. Those fees and expenses are summarized in the Fee Tables on page 10-13, and described more fully in the Prospectuses and Statements of Additional Information for the Portfolios.

MORTALITY AND EXPENSE RISK CHARGE. We deduct a mortality and expense risk charge from each Subaccount during each Valuation Period. The mortality and expense risk charge is equal, on an annual basis, to 1.30% of the average net asset value of each Subaccount. The mortality risks arise from our contractual obligations:

(1) to make annuity payments after the Annuity Date for the life of the Annuitant(s); and


(2) to provide the Death Benefit prior to the Annuity Date. A detailed explanation of the Death Benefit may be found beginning on page 24 above.

The expense risk is that it may cost us more to administer the Contracts and the Separate Account than we receive from the contract maintenance charge and the administrative expense charge. We guarantee the mortality and expense risk charge and we cannot increase it. We assess the mortality and expense risk charge during both the Accumulation Period and the Annuity Period.

ADMINISTRATIVE CHARGES.

CONTRACT MAINTENANCE CHARGE. We charge an annual contract maintenance charge of $35 on your Contract. The amount of this charge is guaranteed not to increase. This charge reimburses us for our expenses incurred in maintaining your Contract.

Before the Annuity Date, we assess the contract maintenance charge on each Contract Anniversary. To obtain payment of this charge, on a pro rata basis we will allocate this charge among the Subaccounts and the Fixed Account to which you have allocated your Contract Value, and redeem Accumulation Units and reduce your interest in the Fixed Account accordingly. We will waive this charge if you pay more than $50,000 in Purchase Payments or if you allocate all of your Contract Value to the Fixed Account. If you surrender your Contract, we will deduct the full $35 charge as of the date of surrender, unless your Contract qualifies for a waiver.

After the Annuity Date, we will subtract this charge in equal parts from each of your annuity payments. We will waive this charge if on the Annuity Date your Contract Value is $50,000 or more or if all of your annuity payments are Fixed Annuity payments.

ADMINISTRATIVE EXPENSE CHARGE. We deduct an administrative expense charge from each Subaccount during each Valuation Period. This charge is equal, on an annual basis, to 0.10% of the average net asset value of the Subaccounts. This charge is designed to compensate us for the cost of administering the Contracts and the Separate Account. The administrative expense charge is assessed during both the Accumulation Period and the Annuity Period.


TRANSFER FEE. We currently are waiving the transfer fee. The Contract, however, permits us to charge a transfer fee of $10 on the second and each subsequent transaction in each calendar month in which transfer(s) are effected between Subaccount(s) and/or the Fixed Account. We will notify you if we begin to charge this fee. We will not charge a transfer fee on transfers that are part of a Dollar Cost Averaging or Portfolio Rebalancing program.


The transfer fee will be deducted from Contract Value that remains in the Subaccount(s) or Fixed Account from which the transfer was made. If that amount is insufficient to pay the transfer fee, we will deduct the fee from the transferred amount.

PREMIUM TAXES. We will charge premium taxes or other state or local taxes against the Contract Value, including Contract Value that results from amounts transferred from existing policies (Section 1035 exchange) issued by us or other insurance companies. Some states assess premium taxes when Purchase Payments are made; others assess premium taxes when annuity payments begin. We will deduct any applicable premium taxes upon full surrender, death, or annuitization. Premium taxes generally range from 0% to 3.5%.


DEDUCTION FOR SEPARATE ACCOUNT INCOME TAXES. We are not currently maintaining a provision for taxes. In the future, however, we may establish a provision for taxes if we determine, in our sole discretion, that we will incur a tax as a result of the operation of the Separate Account. We will deduct for any taxes we incur as a result of the operation of the Separate Account, whether or not we previously made a provision for taxes and whether or not it was sufficient. Our status under the Tax Code is briefly described on page 30 below.


OTHER EXPENSES. You indirectly bear the charges and expenses of the Portfolios whose shares are held by the Subaccounts to which you allocate your Contract Value. For a summary of current estimates of those charges and expenses, see pages 10-13 above. For more detailed information about those charges and expenses, please refer to the prospectuses for the appropriate Portfolios. We may receive compensation from the investment advisers or administrators of the Portfolios in connection with administrative service and cost savings experienced by the investment advisers or administrators.

                                     TAXES

NOTE: We based the following description upon our understanding of current federal income tax law applicable to annuities in general. We cannot predict the probability that any changes in those laws will be made. Also, we do not guarantee the tax status of the Contracts. You bear the complete risk that the Contracts may not be treated as "annuity contracts" under federal income tax laws. You should seek tax advice concerning the effect on your personal tax liability of the transactions permitted under the Contract, as well as any other questions you may have concerning the tax status of the Contract or the possibility of changes in the tax law.

GENERAL. Section 72 of the Tax Code governs taxation of annuities in general. As a general rule, if you are a natural person, you will not be taxed on increases in the value of a Contract until a distribution occurs, either in the form of a non-annuity distribution or as annuity payments under an Annuity Option. For a lump sum payment received as a total surrender of the Contract (total redemption), you will be taxed on the portion of the payment that exceeds the cost basis of the Contract. For a partial withdrawal (partial redemption), your federal tax liability will be determined on a last-in, first-out basis, meaning that taxable earnings are treated as being withdrawn before the cost basis of the Contract is withdrawn. For Contracts issued in connection with Non-Qualified Plans, the cost basis generally equals the Purchase Payments. A Contract issued in connection with a Qualified Plan, however, may have no cost basis, because the Purchase Payments were excluded from income in the year they were made. The taxable portion of the lump sum payment is taxed at ordinary income tax rates. Tax penalties may also apply to surrenders and withdrawals before the payee reaches age 59 1/2, except in certain circumstances described below.

For annuity payments, the taxable portion is determined by a formula which establishes the ratio that the cost basis of the Contract bears to the total value of annuity payments for the term of the annuity payments. The taxable portion is taxed at ordinary income tax rates. Before making a distribution, Contract Owners, Annuitants and Beneficiaries under the Contracts should consult a tax adviser about the tax consequences.

All Non-Qualified annuity contracts that are issued by us (or our affiliates) to the same Contract Owner during any calendar year will be aggregated and treated as one annuity contract for purposes of determining the taxable amount. Accordingly, you should consult a tax adviser before purchasing more than one Non-Qualified annuity contract.

If you or the Annuitant dies, the Beneficiary will be taxed on the portion of any lump sum payment that exceeds your cost basis in the Contract. If the Beneficiary chooses to receive annuity payments, however, the Death Benefit will be taxed like other annuity payments. In order to be treated as an annuity contract, the terms of the Contract must provide the following two distribution rules: (1) if any Contract Owner dies on or after the date annuity payments commence, and before the entire interest in the Contract has been distributed, the remainder of his interest will not be distributed under a slower distribution schedule than that provided for in the method in effect on the Contract Owner's death; and (2) if any Contract Owner dies before the date annuity payments commence, his entire interest must generally be distributed within five years after the date of death provided that if such interest is payable to a designated Beneficiary, then such interest may be made over the life of that designated Beneficiary or over a period not extending beyond the life expectancy of that Beneficiary, so long as payments commence within one year after the Contract Owner's death. If the sole designated Beneficiary is the spouse of the Contract Owner, the Contract may be continued in the name of the spouse as Contract Owner. The designated Beneficiary is the natural person designated by the terms of the Contract or by the Contract Owner as the individual to whom ownership of the Contract passes by reason of the Contract Owner's death. If the Contract Owner is not an individual, then for purposes of the distribution at death rules, the Annuitant is considered the Contract Owner. In addition, when the Contract Owner is not an individual, a change in the Annuitant is treated as the death of the Contract Owner. Distributions made to a Beneficiary upon the Contract Owner's death from a Qualified Plan must be made pursuant to the rules in Section 401(a)(9) of the Tax Code.

The tax treatment of Death Benefits described above is less favorable than the income tax-free treatment applicable to a person who inherits and sells appreciated mutual fund shares outside of a Qualified Plan. Accordingly, if you are considering purchasing a Contract in a Non-Qualified Plan, you should also take these factors into consideration in weighing the tax advantages and disadvantages of the Contract.

If you transfer ownership of a Contract, designate an Annuitant or Beneficiary other than yourself or a joint owner, assign a Contract or exchange a Contract, you may incur tax liabilities or tax penalties. We do not discuss these consequences here. If you are contemplating a transfer, assignment, or exchange of a Contract, you should consult a tax adviser concerning the potential tax effects of the transaction.

For a Contract to be treated as an annuity for federal income tax purposes, the investments in the Separate Account must be "adequately diversified" in accordance with the standards provided in Treasury Department regulations. If the investments in the Separate Account are not adequately diversified, then the Contract will not be treated as an annuity contract for federal income tax purposes and you may be taxed on the earnings on the Contract in the year in which they are earned. Although we do not have control over the Portfolios or their investments, we expect the Portfolios to meet the diversification requirements.

If the Annuitant will have reached an advanced age, E.G., age 85, at the Contract's scheduled maturity date, it is possible that the Contract would not be treated as an annuity for tax purposes. In that event, you might be taxed on the income and gains under the Contract.

Lincoln Benefit is taxed as a life insurance company under the Tax Code. For federal income tax purposes, the Separate Account is not treated as a separate entity and its operations form a part of Lincoln Benefit.

WITHHOLDING TAX ON DISTRIBUTIONS. The Tax Code generally requires us or, in some cases, plan administrators to withhold tax on the taxable portion of any distribution or withdrawal from a Contract.

For "eligible rollover distributions" from Contracts issued under certain types of Qualified Plans, we must withhold 20% of the distribution, unless you elect to have the distribution "rolled over" to another eligible plan. An "eligible rollover distribution" is the estimated taxable portion of any amount received by a covered employee from a plan qualified under Section 401(a) or 403(a) of the Tax Code, or from a tax-sheltered annuity qualified under Section 403(b) of the Tax Code, other than:

(1) annuity payments for the life (or life expectancy) of the employee, or joint lives (or joint life expectancies) of the employee and his or her designated beneficiary, or for a specified period of ten years or more; and

(2) distributions required to be made under the Tax Code.

An "Eligible Rollover Distribution" may be rolled over into any plan qualified under Sections 401(a) or 403(a) of the Tax Code, an individual retirement account described in Section 408(a) of the Tax Code, or an individual retirement annuity under Section 408(b) of the Tax Code, other than an endowment contract.

In most instances, you may avoid withholding by making the transfer directly from "trustee to trustee". If you ask us to pay the eligible rollover distribution directly to you, we are required to withhold 20% of the distribution. You could be subject to taxes and tax penalties on the amount paid to you unless you pay an amount equal to the entire eligible rollover distribution to another eligible plan within 60 days. To avoid taxation, and tax penalties, the amount paid into the new plan must equal the ENTIRE eligible rollover distribution. The amount withheld by us is not treated as being "rolled over" into the new plan, although you may apply it against your other tax liabilities.

We will impose withholding on the estimated taxable portion of withdrawals or distributions other than eligible rollover distributions, unless you waive the withholding requirement. We use the following rates to determine the amounts withheld:

(1) for periodic payments, we use the rates applicable to wages; and

(2) for other distributions, we withhold 10% of the distribution.

We will ask you for a withholding exemption certificate (W-4 form). If you do not provide us with a W-4 form, we will use the withholding rate applicable to married individuals claiming 3 withholding exemptions.

In addition, some states may require that state income tax be withheld.

TAX TREATMENT OF ASSIGNMENTS. An assignment of a Contract may result in tax liability. In addition, some assignments are prohibited by ERISA. You should therefore consult your legal advisers before assigning your Contract.

TAX TREATMENT OF WITHDRAWALS

QUALIFIED PLANS. The Tax Code provides that withdrawals from Qualified Plans are taxable as ordinary income. In addition, Section 72(t) of the Tax Code imposes a 10% penalty tax on the taxable portion of any early distribution from qualified retirement plans, including Contracts issued and qualified under Sections 401 (H.R. 10 and Corporate Pension and Profit Sharing Plans), 403(b) (Tax-Sheltered Annuities), 408(b) (traditional IRAs) and 408A (Roth IRAs) of the Tax Code.

The penalty tax will not apply to the following distributions from plans qualified under Sections 401 and 403(b) of the Tax Code:

(1) distributions made on or after the date on which you reach age 59 1/2;

(2) distributions following the death or disability of you or the Annuitant (as applicable). For this purpose, "disability" is defined in Section 72(m)(7) of the Tax Code;

(3) distributions that are part of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of you or the Annuitant (as applicable) or the joint lives (or joint life expectancies) of you or the Annuitant (as applicable) and his or her designated beneficiary;

(4) distributions to you or the Annuitant (as applicable) who has separated from service after he or she has attained age 55;

(5) distributions made to you or the Annuitant (as applicable) to pay for medical expenses that are deductible under Tax Code Section 213; and

(6) distributions made to an alternate payee pursuant to a qualified domestic relations order.

The tax penalty does not apply to distributions from plans qualified under
Section 408(b) (traditional IRAs) that meet any of the first three exceptions stated above, or are: (1) distributions made for higher educational expenses; or
(2) distributions for a qualified first-time home purchase.

The tax penalty does not apply to distributions from plans qualified under
Section 408A (Roth IRAs), if a five year holding period is satisfied and the distribution is:

(1) made on or after the date on which you reach age 59 1/2;

(2) made to a Beneficiary (or your estate) on or after your death;

(3) upon your total disability, as "disability" is defined in Section 72(m)(7) of the Tax Code; or

(4) made to pay for a qualified first-time home purchase.

The Tax Code's limitations on withdrawals from tax-sheltered annuities are described on page 30 above.

Under some circumstances, you may "roll over" the taxable portion of a withdrawal or distribution from Contracts issued under certain types of plans into another eligible plan so as to continue to defer income tax. Such treatment is available for any "eligible rollover distribution" as described on page 30 above. Amounts received from IRAs may also be rolled over into other IRAs, individual retirement accounts, Roth IRAs, or certain other plans, subject to limitations set forth in the Tax Code.

NON-QUALIFIED PLANS. Section 72 of the Tax Code provides that if the Contract Value exceeds the total Purchase Payments made, any amount withdrawn from a Non-Qualified Contract will be treated as coming first from the earnings and then, only after the earnings portion is exhausted, as coming from the principal. Withdrawn earnings are includable in a taxpayer's gross income as ordinary income. Section 72 further provides that a 10% tax penalty will apply to the income portion of all distributions from a Non-Qualified Contract, except for amounts received:

(1) after the taxpayer reaches age 59 1/2;

(2) upon the death of the Contract Owner or Annuitant (as applicable);

(3) upon total disability of the taxpayer. For this purpose, "disability" is defined in Section 72(m)(7) of the Tax Code;

(4) in a series of substantially equal periodic payments made for the life of the taxpayer or for the joint lives of the taxpayer and his Beneficiary;

(5) under an immediate annuity; or

(6) which are allocable to Purchase Payments made prior to August 14, 1982.

                      DESCRIPTION OF LINCOLN BENEFIT LIFE
                        COMPANY AND THE SEPARATE ACCOUNT

LINCOLN BENEFIT LIFE COMPANY. Lincoln Benefit Life Company is a stock life insurance company organized under the laws of the state of Nebraska in 1938. Our legal domicile and principal business address is 206 South 13th Street, Lincoln, Nebraska. Lincoln Benefit is a wholly owned subsidiary of Allstate Life Insurance Company ("Allstate Life or ALIC"), a stock life insurance company incorporated under the laws of the State of Illinois. Allstate Life is a wholly owned subsidiary of Allstate Insurance Company ("AIC"), a stock property-liability insurance company incorporated under the laws of Illinois. All outstanding capital stock of Allstate is owned by The Allstate Corporation ("Allstate").

We are authorized to conduct life insurance and annuity business in the District of Columbia, Guam and all states except New York. We intend to market the Contract everywhere we conduct variable annuity business. The Contracts offered by this prospectus are issued by us and will be funded in the Separate Account and/or the Fixed Account.

Under our reinsurance agreement with Allstate Life, all contract related transactions are transferred to Allstate Life. Through our reinsurance agreement with Allstate Life, all of the assets backing our reinsured liabilities are owned by Allstate Life. These assets represent our general account and are invested and managed by Allstate Life. Accordingly, the results of operations with respect to applications received and contracts issued by Lincoln Benefit are not reflected in our financial statements. The amounts reflected in our financial statements relate only to the investment of those assets of Lincoln Benefit that are not transferred to Allstate Life under the reinsurance agreement. While the reinsurance agreement provides us with financial backing from Allstate Life, it does not create a direct contractual relationship between Allstate Life and you.

Lincoln Benefit is highly rated by independent agencies, including A.M. Best, Moody's, and Standard & Poor's. These ratings are based on our reinsurance agreement with Allstate Life, and reflect financial soundness and strong operating performance. The ratings are not intended to reflect the financial strength or investment experience of the Separate Account. We may from time to time advertise these ratings in our sales literature.

FINANCIAL STATEMENTS OF LINCOLN BENEFIT. The Company's consolidated financial statements and notes thereto are included in this Prospectus beginning on page F-1. You should consider those financial statements only as bearing on Lincoln Benefit's ability to meet its obligations under the Policy. They do not relate to the investment performance of the assets held in the Separate Account. The financial statements for the Separate Account are set forth in the Statement of Additional Information.

SELECTED FINANCIAL DATA. The following selected financial data for the Company should be read in conjunction with the consolidated financial statements and notes thereto included in the prospectus beginning on page F-1.

                          LINCOLN BENEFIT LIFE COMPANY
                            SELECTED FINANCIAL DATA
                                 (IN THOUSANDS)

YEAR-END FINANCIAL DATA                                         1997          1996          1995          1994
----------------------------------------------------------  ------------  ------------  ------------  ------------
FOR THE YEARS ENDED DECEMBER 31:
Income Before Income Tax Expense                                 $10,587        $8,603        $7,838        $4,641
Net Income                                                         6,852         5,583         5,093         3,036

AS OF DECEMBER 31:
Total Assets                                                $  7,507,203  $  7,108,502  $  6,347,097  $  5,319,707


Financial information prepared in accordance with generally accepted accounting principles ("GAAP") is not available for fiscal years prior to 1994. Prior to 1994, the Company's financial statements were prepared in accordance with statutory accounting practices, a comprehensive basis of accounting other than GAAP.

INVESTMENTS BY LINCOLN BENEFIT. Our general account assets, like the general account assets of other insurance companies, including Allstate Life, must be invested in accordance with applicable state laws. These laws govern the nature and quality of investments that may be made by life insurance companies and the percentage of their assets that may be committed to any particular type of investment. In general, these laws permit us, within specified limits and subject to certain qualifications, to invest in federal, state, and municipal obligations, corporate bonds, preferred stocks, real estate mortgages, real estate and certain other investments. All of our general account assets are available to meet our obligations.

We will primarily invest our general account assets in investment-grade fixed income securities including the following:

Securities issued by the United States Government or its agencies or instrumentalities, which may or may not be guaranteed by the United States Government;

Debt instruments, including issues of or guaranteed by banks or bank holding companies, and of corporations, which our management deems to have qualities appropriate for inclusion in our general account;

Commercial mortgages, mortgage-backed securities collateralized by real estate mortgage loans, or securities collateralized by other assets, that are insured or guaranteed by the Federal Home Loan Mortgage Association, the Federal National Mortgage Association or the Government National Mortgage Association, or that have an investment grade at time of purchase within the four highest grades assigned by Moody's Investors Services, Inc. (Aaa, Aa, A or Baa), Standard & Poor's Corporation (AAA, AA, A or BBB) or any other nationally recognized rating service;

Commercial paper, cash or cash equivalents, and other short-term investments having a maturity of less than one year that our management considers to have investment quality comparable to securities having the ratings stated above.

In addition, interest rate swaps, futures, options, rate caps, and other hedging instruments may be used solely for non-speculative hedging purposes. Anticipated use of these financial instruments shall be limited to protecting the value of portfolio sales or purchases, or to enhance yield through the creation of a synthetic security.

In addition, Lincoln Benefit maintains certain unitized separate accounts which invest in shares of open-end investment companies registered under the Investment Company Act of 1940, as amended. The Subaccounts under this Contract are subdivisions of one of those Separate Accounts. These separate account assets do not support our obligations under the Fixed Account provisions of the Contracts.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
  OPERATIONS

The following discussion highlights significant factors influencing consolidated results of operations and changes in financial position of Lincoln Benefit Life Company (the "Company") and its wholly owned subsidiary. Lincoln Benefit Financial Services, Inc. It should be read in conjunction with the consolidated financial statements and related notes.

The Company, a wholly owned subsidiary of Allstate Life ("ALIC"), which is wholly owned by Allstate Insurance Company ("AIC"), a wholly owned subsidiary of The Allstate Corporation, markets life insurance and annuity products through independent agents.

The Company issues flexible premium deferred variable annuity contracts and variable life policies, the assets and liabilities of which are legally segregated and reflected as Separate Account assets and liabilities. Separate Account assets and liabilities are carried at fair value in the statements of financial position. Investment income and realized gains and losses of the Separate Accounts accrue directly to the contractholders (net of fees) and, therefore, are not included in Lincoln Benefit's statements of operations.

RESULTS OF OPERATIONS ($ IN THOUSANDS).

                                                            1997       1996       1995
                                                          ---------  ---------  ---------
      Net investment income                               $  10,789  $   9,951  $   8,796
                                                          ---------  ---------  ---------
                                                          ---------  ---------  ---------
      Realized capital gains and losses, after-tax        $      17  $       6  $     258
                                                          ---------  ---------  ---------
                                                          ---------  ---------  ---------
      Operating costs and expenses                        $     219  $     889  $     754
                                                          ---------  ---------  ---------
                                                          ---------  ---------  ---------
      Net Income                                          $   6,852  $   5,583  $   5,093
                                                          ---------  ---------  ---------
                                                          ---------  ---------  ---------
      Investments                                         $ 151,505  $ 142,296  $ 143,116
                                                          ---------  ---------  ---------
                                                          ---------  ---------  ---------

The Company and ALIC have reinsurance agreements under which all contract and policy related transactions are transferred to ALIC. The Company's consolidated results of operations include only investment income and realized capital gains and losses earned on the assets of the Company that are not transferred to ALIC under the reinsurance agreements, and underwriting expense allowance for services provided by the Company's broker dealer, Lincoln Benefit Financial Services, Inc. Prior to December 31, 1996, the Company retained a small block of paid up life insurance, which was ceded to ALIC on that date.

Net income for 1997 and 1996 increased $1,269,000 and $490,000, respectively. In 1997, the increase was attributable to the underwriting expense allowance and increased net investment income. In 1996, increased investment income was partially offset by lower realized capital gains.


Pretax net investment income increased by $838,000, or 8.4% in 1997 and $1,155,000, or 13.1% in 1996. The additional investment income was earned on a higher base of investments arising from positive cash flows from operating activities, partially offset by increased investment expenses. In 1997, operating costs and expenses decreased as a result of the cession of the small block of paid up life insurance and the expenses on that block of business that we incurred in 1996.

Realized capital gains were $17,000 and $6,000 after tax in 1997 and 1996, respectively, and arose principally from prepayments on fixed income securities. No securities were sold in 1997 or 1996. Realized capital gains in 1995 of $258,000 after tax were primarily the result of a sale of a fixed income security, the remainder was due to prepayments on fixed income securities.

FINANCIAL POSITION ($ IN THOUSANDS).

                                                             1997         1996
                                                          -----------  -----------
      Fixed income securities(1)                          $   147,911  $   137,638
      Real Estate                                               2,574        2,797
      Short-term investments                                    1,020        1,861
                                                          -----------  -----------
      Total investments                                   $   151,505  $   142,296
                                                          -----------  -----------
                                                          -----------  -----------
      Reinsurance recoverable from Allstate Life          $ 6,732,755  $ 6,544,750
                                                          -----------  -----------
                                                          -----------  -----------
      Separate Account assets and liabilities             $   447,658  $   255,881
                                                          -----------  -----------
                                                          -----------  -----------
      Contractholder funds                                $ 6,607,130  $ 6,422,126
                                                          -----------  -----------
                                                          -----------  -----------

(1) Fixed income securities are carried at fair value. Amortized cost for these securities was $141,553 and $134,866 at December 31, 1997 and 1996, respectively.

The Company's fixed income securities portfolio consists of mortgage-backed securities, publicly traded corporate bonds, and U.S. government bonds. The Company generally holds its fixed income securities until maturity, but has classified all of these securities as available for sale to allow maximum flexibility in portfolio management.

Investments grew $9.2 million, or 6.5%, during 1997 primarily due to the investment of positive operating cash flows and an increase in the unrealized capital gain position on fixed income securities. At December 31, 1997, net unrealized capital gains on fixed income securities were $4.1 million compared to $1.8 million as of December 31, 1996. The increase in the unrealized net capital gain position is primarily attributable to lower interest rates.

At the end of 1997, all of the Company's fixed income securities portfolio is rated investment grade. 99.7% of the portfolio has a National Association of Insurance Commissioners ("NAIC") rating of 1 or a Moody's rating of Aaa, Aa or
A. The remaining .3% has an NAIC rating of 2.

At December 31, 1997 and 1996, $55.1 million and $61.0 million, respectively, of the fixed income portfolio were invested in mortgage-backed securities ("MBS"). At December 31, 1997, all of the MBS had underlying collateral that is guaranteed by U.S. government entities, thus credit risk was minimal.

MBS, however, are subject to interest rate risk as the duration and ultimate realized yield are affected by the rate of repayment of the underlying mortgages. The Company attempts to limit interest rate risk by purchasing MBS whose cost does not significantly exceed par value, and with repayment protection to provide a more certain cash flow to the Company. At December 31, 1997, the amortized cost of the MBS portfolio was below par value by $2.8 million and 15% of the MBS portfolio was invested in planned amortization class bonds. This type of MBS is purchased to provide additional protection against rising interest rates.

The Company closely monitors its fixed income portfolio for declines in value that are other than temporary. Securities are placed on non-accrual status when they are in default or when the receipt of interest payments is in doubt.

The Company's short-term investment portfolio was $1.0 million and $1.9 million at December 31, 1997 and 1996, respectively. The Company invests available cash balances, primarily in taxable short-term securities having a final maturity date or redemption date of one year or less.

During 1997, contractholder funds increased by $185 million and reinsurance recoverable from ALIC under reinsurance agreements increased by $188 million. Interest credited to contractholders and sales of fixed annuity contracts exceeded the fixed annuity surrenders, withdrawals, policyholder transfers from fixed annuity contracts to flexible premium deferred variable annuity contracts, and benefits paid. Reinsurance recoverable from Allstate Life relates to contract benefit obligations ceded to Allstate Life.

Separate Account assets and liabilities increased by $191.8 million, primarily attributable to sales of flexible premium deferred variable annuity contracts, the favorable investment performance of the Separate Account investment portfolios and transfers from fixed annuity contracts, partially offset by variable annuity surrenders and withdrawals.

MARKET RISK. Market risk is the risk that the Company will incur losses due to adverse changes in market rates and prices. The Company's primary market risk exposure is to changes in interest rates. Interest rate risk is the risk that the Company will incur economic losses due to adverse changes in interest rates, as the Company invests substantial funds in interest-sensitive assets.

One way to quantify this exposure is duration. Duration measures the sensitivity of the fair value of assets to changes in interest rates. For example, if interest rates increase 1%, the fair value of an asset with a duration of 5 years is expected to decrease in value by approximately 5%. At December 31, 1997, the Company's asset duration was approximately 4.6 years.

To calculate duration, the Company projects asset cash flows and discounts them to a net present value basis using a risk-free market rate adjusted for credit quality, sector attributes, liquidity and other specific risks. The projections include assumptions (based upon historical market and Company specific experience) reflecting the impact of changing interest rates on the prepayment and/or option features of instruments, where applicable. Such assumptions relate primarily to mortgage-backed securities, collateralized mortgage obligations, and municipal and corporate obligations.

Based upon the information and assumptions the Company uses in its duration calculation and in effect at December 31, 1997, management estimates that a 100 basis point immediate, parallel increase in interest rates ("rate shock") would decrease the net fair value of its assets identified above by approximately $6.9 million. The selection of a 100 basis point immediate rate shock should not be construed as a prediction by the Company's management of future market events; but rather, to illustrate the potential impact of such an event.

To the extent that actual results differ from the assumptions utilized, the Company's duration and rate shock measures could be significantly impacted. Additionally, Lincoln Benefit's calculation assumes that the current relationship between short-term and long-term interest rates (the term structure of interest rates) will remain constant over time. As a result, these calculations may not fully capture the impact of non-parallel changes in the term structure of interest rates and/or large changes in interest rates.

In formulating and implementing policies for investing new and existing funds, AIC, as parent company of ALIC, administers and oversees investment risk management processes primarily through three oversight bodies: the Boards of Directors and Investment Committees of its operating subsidiaries, and the Credit and Risk Management Committee ("CRMC"). The Boards of Directors and Investment Committees provide executive oversight of investment activities. The CRMC is a senior management committee consisting of the Chief Investment Officer, the Investment Risk Manager, and other investment officers who are responsible for the day-to-day management of market risk. The CRMC meets at least monthly to provide detailed oversight of investment risk, including market risk.

AIC has investment guidelines that define the overall framework for managing market and other investment risks, including the accountabilities and controls over these activities. In addition, AIC has specific investment policies for each of its affiliates, including the Company, that delineate the investment limits and strategies that are appropriate for the Company's liquidity, surplus and regulatory requirements.

LIQUIDITY AND CAPITAL RESOURCES. Under the terms of reinsurance agreements, premiums and deposits, excluding those relating to Separate Accounts, are transferred to ALIC, which maintains the investment portfolios supporting Lincoln Benefit's products. Payments of policyholder claims, benefits, contract maturities, contract surrenders and withdrawals and operating costs are reimbursed by ALIC, also under the terms of the reinsurance agreements. The primary sources for the remainder of the Company's funds are collection of principal and interest from the investment portfolio and capital contributions from ALIC. The primary uses for the remainder of the Company's funds are to purchase investments and pay costs associated with the maintenance of the Company's investment portfolio. The Company continues to have primary liability as a direct insurer for risks reinsured.

The NAIC has a standard for assessing the solvency of insurance companies, which is referred to as risk-based capital ("RBC"). The requirement consists of a formula for determining each insurer's RBC and a model law specifying regulatory actions if an insurer's RBC falls below specified levels. The RBC formula for life insurance companies establishes capital requirements relating to insurance, business, asset, and interest rate risks. At December 31, 1997, RBC for the Company was significantly above levels that would require regulatory action.

YEAR 2000. The Company is heavily dependent upon complex computer systems for all phases of its operations, including customer service, and policy and contract administration. Since many of the Company's older computer software programs recognize only the last two digits of the year in any date, some software may fail to operate properly in or after the year 1999, if the software is not reprogrammed or replaced ("Year 2000 Issue"). The Company believes that many of its suppliers and counterparties also have Year 2000 Issues which could affect the Company. In 1995, AIC commenced a plan intended to mitigate and/or prevent the adverse affects of Year 2000 Issues. These strategies include normal development and enhancement of new and existing systems, upgrades to operating systems already covered by maintenance agreements and modifications to existing systems to make them Year 2000 compliant. The plan also includes the Company actively working with its external counterparties and suppliers to assess their compliance efforts and the Company's exposure to them. The Company presently believes that it will resolve the Year 2000 Issue in a timely manner, and the financial impact will not materially affect its results of operations, liquidity, or financial position. Year 2000 costs are and will be expenses as incurred.

PENDING ACCOUNTING STANDARDS. In December 1996, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 127, "Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125." SFAS No. 127 delayed the implementation of certain provisions of SFAS No. 125. "Accounting for Transfers of Financial Assets and Extinguishments of Liabilities" until January 1, 1998. The deferred provisions of SFAS No. 125 will be adopted effective January 1, 1998 and are not expected to have a material impact on the financial position of the Company.

In June 1997, the FASB issued SFAS No. 130 "Reporting Comprehensive Income" and SFAS No. 131 "Disclosures About Segments of an Enterprise and Related Information".

SFAS No. 130 requires the presentation of comprehensive income in the financial statements. Comprehensive income is a measurement of all changes in equity that result from transactions and other economic events other than transactions with shareholders. The requirements of this statement will be adopted effective January 1, 1998.

SFAS No. 131 redefines how segments are determined and requires additional segment disclosures for both annual and quarterly reporting. Under this statement, segments are determined using the "management approach" for financial statement reporting. The management approach is based on the way an enterprise makes operating decisions and assesses performance of its businesses. The Company is currently reviewing the requirements of this SFAS and has yet to determine its impact on its current reporting requirements. The requirements of this statement will be adopted effective December 31, 1998.


In December 1997, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 97-3, "Accounting by Insurance and Other Enterprises for Insurance-related Assessments". The SOP provides guidance concerning when to recognize a liability for insurance-related assessments and how those liabilities should be measured. Specifically, insurance-related assessments should be recognized as liabilities when all of the following criteria have been met: a) an assessment has been imposed or it is probable that an assessment will be imposed, b) the event obligating an entity to pay an assessment has occurred and c) the amount of the assessment can be reasonably estimated. The requirements of this standard will be adopted in 1999 and are not expected to have a material impact on the results of operations, cash flows or financial position of the Company.


In March 1998, the Accounting Standards Executive Committee of the AICPA issued SOP 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." The SOP provides guidance on accounting for the costs of computer software developed or obtained for internal use. Specifically, certain external, payroll and payroll related costs should be capitalized during the application development state of a project and depreciated over the computer software's useful life. The Company currently expenses these costs as incurred and is evaluating the effects of this SOP on its accounting for internally developed software. The SOP is expected to be adopted in 1998.

FORWARD-LOOKING STATEMENTS. The statements contained in this Management's Discussion and Analysis that are not historical information are forward-looking statements that are based on management's estimates, assumptions and projections. The Private Securities Litigation Reform Act of 1995 provides a safe harbor under the Securities Act of 1933 and the Securities Exchange Act of 1934 for forward-looking statements.


MANAGEMENT'S DISCUSSION AND ANALYSIS OF
  FINANCIAL CONDITION AND RESULTS OF
  OPERATIONS -- FOR THE QUARTER ENDED MARCH 31, 1998



The following discussion highlights significant factors influencing results of operations and changes in financial position of Lincoln Benefit Life Company (the "Company") and its wholly owned subsidiary, Lincoln Benefit Financial Services, Inc. ("LBFS"), a registered broker-dealer. It should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 1997.



The Company, a wholly owned subsidiary of Allstate Life Insurance Company ("ALIC"), which is wholly owned by Allstate Insurance Company ("AIC"), a wholly owned subsidiary of The Allstate Corporation, markets life insurance and annuity products through independent agents and brokers.



The Company issues flexible premium deferred variable annuity contracts and flexible premium variable life policies, the assets and liabilities of which are legally segregated and reflected as Separate Account assets and liabilities. Separate Account assets and liabilities are carried at fair value in the consolidated statements of financial position. Investment income and realized gains and losses of the Separate Accounts accrue directly to the contractholders (net of fees) and, therefore, are not included in the Company's consolidated statements of operations.

RESULTS OF OPERATIONS ($ IN THOUSANDS)



                                                                        THREE MONTHS ENDED
                                                                            MARCH 31,
                                                                       --------------------
                                                                         1998       1997
                                                                       ---------  ---------
         Net investment income                                         $   2,566  $   2,462
                                                                       ---------  ---------
                                                                       ---------  ---------
         Realized capital gains and losses, after-tax                  $      --  $       1
                                                                       ---------  ---------
                                                                       ---------  ---------
         Net income                                                    $   1,667  $   1,548
                                                                       ---------  ---------
                                                                       ---------  ---------
         Investments                                                   $ 156,268  $ 139,261
                                                                       ---------  ---------
                                                                       ---------  ---------



The Company and ALIC amended their reinsurance agreement effective December 31, 1996. All business issued subsequent to that date is primarily ceded to ALIC. The Company's results of operations include only investment income and realized capital gains and losses earned on the assets of the Company that are not transferred to ALIC under the reinsurance agreement.



Net income for the first quarter of 1998 was $1.7 million compared to $1.5 million for the first quarter of 1997. The increase was due to increased investment income.



Pretax net investment income for the three-month period ended March 31, 1998 was $2.6 million compared to $2.5 million for the same period last year. Additional investment income was earned on higher investment balances arising from positive cash flows from operating activities.



FINANCIAL POSITION ($ IN THOUSANDS)



                                                                        MARCH 31,     DECEMBER 31,
                                                                          1998            1997
                                                                       -----------    -------------
         Fixed income securities(1)                                    $   149,287    $    147,911
         Investment in home office real estate                               2,488           2,574
         Short-term investments                                              4,493           1,020
                                                                       -----------    -------------
           Total investments                                           $   156,268    $    151,505
                                                                       -----------    -------------
                                                                       -----------    -------------
         Reinsurance recoverable from ALIC                             $ 6,746,392    $  6,732,755
                                                                       -----------    -------------
                                                                       -----------    -------------
         Separate Account assets and liabilities                       $   543,452    $    447,658
                                                                       -----------    -------------
                                                                       -----------    -------------
         Contractholder funds                                          $ 6,617,167    $  6,607,130
                                                                       -----------    -------------
                                                                       -----------    -------------



(1) Fixed income securities are carried at fair value. Amortized cost for these securities was $142,906 and $141,553 at March 31, 1998 and December 31, 1997, respectively.



The Company's fixed income securities portfolio consists of mortgage-backed securities, U.S. government bonds, publicly traded corporate bonds and foreign government bonds. The Company generally holds its fixed income securities for the long term, but has classified all of these securities as available for sale to allow maximum flexibility in portfolio management.



Total investments increased to $156.3 million at March 31, 1998 from $151.5 million at December 31, 1997. The increase in investments is primarily due to amounts invested from positive cash flows generated from operations and a slight increase in unrealized net capital gains on the fixed income securities portfolio. At March 31, 1998, unrealized net capital gains on the fixed income securities were $6.4 million compared to $6.3 million at December 31, 1997.



At March 31, 1998, all of the Company's fixed income securities portfolio is rated investment grade, with a National Association of Insurance Commissioners ("NAIC") rating of 1 or 2 or a Moody's rating of Aaa, Aa or A.



The Company's short-term investment portfolio was $4.5 million and $1.0 million at March 31, 1998 and December 31, 1997, respectively. The Company invests available cash balances primarily in taxable short-term securities having a final maturity date or redemption date of one year or less.



During 1998, contractholder funds increased by $10.0 million and amounts recoverable from ALIC under the reinsurance agreement increased by $13.6 million. The increases resulted from sales of the Company's single and flexible premium deferred annuities, and interest credited to contractholders, partially offset by surrenders, withdrawals and benefits paid. Reinsurance recoverable from ALIC relates to contract benefit obligations ceded to ALIC.



Separate Account assets and liabilities increased by $95.8 million as compared with December 31, 1997. The increases were primarily attributable to increased sales of flexible premium deferred variable annuity contracts and the favorable investment performance of the Separate Account investment portfolios, partially offset by variable annuity surrenders and withdrawals.



LIQUIDITY AND CAPITAL RESOURCES. Under the terms of reinsurance agreements, premiums and deposits on life policies and investment contracts, excluding those relating to Separate Accounts, are transferred to ALIC, which maintains the investment portfolios supporting the Company's products. The Company continues to have primary liability as a direct insurer for risks reinsured.



YEAR 2000. The Company is heavily dependent upon complex computer systems for all phases of its operations, including customer service, and policy and contract administration. Since many of the Company's older computer software programs recognize only the last two digits of the year in any date, some software may fail to operate properly in or after the year 1999, if the software is not reprogrammed, remediated or replaced, ("Year 2000 Issue"). The Company believes that many of its counterparties and suppliers also have Year 2000 Issues which could affect the Company. In
1995, AIC commenced a plan intended to mitigate and/or prevent the adverse effects of Year 2000 Issues. These strategies include normal development and enhancement of new and existing systems, upgrades to operating systems already covered by maintenance agreements and modifications to existing systems to make them Year 2000 compliant. The plan also includes the Company actively working with its major external counterparties and suppliers to assess their compliance efforts and the Company's exposure to them. The Company presently believes that it will resolve the Year 2000 Issue in a timely manner, and the financial impact will not materially affect its results of operations, liquidity or financial position. Year 2000 costs are and will continue to be expensed as incurred.



PENDING ACCOUNTING STANDARDS. Statement of Financial Accounting Standards ("SFAS") No. 131 redefines how segments are determined and requires additional segment disclosures for both annual and quarterly reporting. Under this statement, segments are determined using the "management approach" for financial statement reporting. The management approach is based on the way an enterprise makes operating decisions and assesses performance of its businesses. The Company is currently reviewing the requirements of the SFAS and has yet to determine its impact on its current reporting segments. The requirements of this statement will be adopted effective December 31, 1998.



In December 1997, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 97-3, "Accounting by Insurance and Other Enterprises for Insurance-related Assessments." The SOP provides guidance concerning when to recognize a liability for insurance-related assessments and how those liabilities should be measured. Specifically, insurance-related assessments should be recognized as liabilities when all of the following criteria have been met: 1) an assessment has been imposed or it is probable that an assessment will be imposed, 2) the event obligating an entity to pay an assessment has occurred and 3) the amount of the assessment can be reasonably estimated. The requirements of this statement are expected to be adopted in 1999 and are not expected to have a material impact on the results of operations, cash flows or financial position of the Company.



FORWARD-LOOKING STATEMENTS. The statements contained in this Management's Discussion and Analysis that are not historical information are forward-looking statements that are based on management's estimates, assumptions and projections. The Private Securities Litigation Reform Act of 1995 provides a safe harbor under The Securities Act of 1933 and The Securities Exchange Act of 1934 for forward-looking statements.


                            ------------------------


COMPETITION. Lincoln Benefit is engaged in a business that is highly competitive. Many other life insurance companies and other entities sell insurance and annuities. There are approximately 1,700 insurers in business in the United States. As of April 1, 1998, A.M. Best Company assigns a rating of A+ (Superior) to Allstate Life, which automatically reinsures all net general account business of Lincoln Benefit. A.M. Best Company also assigns Lincoln Benefit a rating of A+(r), because Lincoln Benefit automatically reinsures all general account business with Allstate Life. Standard & Poor's Insurance Rating Services assigns an AA+ (Very Strong.) to Lincoln Benefit's financial strength rating. Moody's assigns an Aa2 (Excellent) financial stability rating to Lincoln Benefit. Lincoln Benefit shares the same ratings as its parent, Allstate Life.


EMPLOYEES. As of December 31, 1997, Lincoln Benefit had approximately 585 employees at its home office in Lincoln, Nebraska.

PROPERTIES. Lincoln Benefit owns and leases office space in Lincoln, Nebraska. The combined owned and leased spaces are used for home office administrative operations.

EXECUTIVE OFFICERS AND DIRECTORS OF LINCOLN BENEFIT. Our directors and executive officers are listed below, together with information as to their ages, dates of election and principal business occupations during the last five years (if other than their present occupation).

JANET P. ANDERBERY, 39, VICE PRESIDENT AND CONTROLLER, 1994; Associate Vice President and Controller, 5/84-4/94, Lincoln Benefit Life Company; Vice President and Controller, 1/94-present, Surety Life Insurance Company; Vice President and Controller, 5/93-present, Lincoln Benefit Financial Services, Inc.

THOMAS R. ASHLEY, 44, SENIOR VICE PRESIDENT/MEDICAL DIREC-
TOR 1998; Vice President/Medical Director, 10/96-5/98, Lincoln Benefit Life Company; Senior Vice President/Medical Director, 5/98-present, Medical Director, 1/97-5/98, Surety Life Insurance Company; 1989-1997, Partner, Antelope Creek Physicians.



DAVID A. BEHRENS, 35, SENIOR VICE PRESIDENT, DIRECTOR, 1998; Vice President 3/95-5/98, Director of Sales, 9/93-3/95, Lincoln Benefit Life Company; Marketing Director, 9/90-9/93, Ameritas; Regional Director, 7/81-9/90, John Hancock.



JOHN H. COLEMAN, III, 51, SENIOR VICE PRESIDENT, DIRECTOR, 1998; Vice President, 5/96-5/98, Manager, 4/94-5/96, Lincoln Benefit Life Company; Senior Vice President, Director, 5/98-present; Vice President, 9/96-5/98, Surety Life Insurance Company; President, Acordia, 2/93-4/94.


DOUGLAS F. GAER, 51, EXECUTIVE VICE PRESIDENT, 1997, DIRECTOR, 1981; Senior Vice President, 4/95-2/97, Senior Vice President and Treasurer, 4/94-3/95, Vice President, 3/81-4/94, Director, 1981-present, Lincoln Benefit Life Company; Senior Vice President and Treasurer, 1/94-present, Director, 6/95-present, Surety Life Insurance Company; Director, 5/93-present, Lincoln Benefit Financial Services, Inc.

PETER H. HECKMAN, 52, VICE CHAIRMAN OF THE BOARD, 1996, DIRECTOR, 1990; Vice President, Director, 4/92-present, Glenbrook Life & Annuity Company; Vice President, 11/90-12/97, Director, 9/90-12/97, Glenbrook Life Insurance Company; Vice President, 6/89-present, Director, 7/90-present, Allstate Life Insurance Company of New York; Vice President, 4/89-present, Director, 12/88-present, Allstate Life Insurance Company; Vice President, 12/88-present, Director, 12/88-present, Northbrook Life Insurance Company; Director, 5/90-present, Surety Life Insurance Company; Director, 5/90-present, Lincoln Benefit Life Company; Director 5/91-9/93, Allstate Life Financial Services.

LOUIS G. LOWER, II, 52, CHAIRMAN OF THE BOARD, CHIEF EXECUTIVE OFFICER, 1989, DIRECTOR, 1989; Chairman of the Board and President, 4/92-6/95, Chairman of the Board and Chief Executive Officer, 6/95-present, Glenbrook Life and Annuity Company; Chairman of the Board and President, 1/91-12/95, Chairman of the Board and Chief Executive Officer, 12/95-12/97, Director, 9/90-12/97, Glenbrook Life Insurance Company; President, 1/90-present, Executive Vice President, 1/89-1/90, Senior Vice President and Treasurer, 10/86-12/88, Director, Allstate Life Insurance Company; Chairman of the Board and Chief Executive Officer, 6/95-present, Chairman of the Board and President, 4/90-6/95, Chairman of the Board, 4/90-7/90, Executive Vice President, 1/89-4/90, Senior Vice President and Treasurer, 10/86-4/89, Director, Northbrook Life Insurance Company; Chairman of the Board and President, 6/90-present, Vice President and Treasurer 12/86-6/90, Director, Allstate Life Insurance Company of New York; Chairman of the Board and Chief Executive Officer, Director, 5/90-present, Lincoln Benefit Life Company; Chairman of the Board and Chief Executive Officer, 3/90-present, Director, 5/89-present, Surety Life Insurance Company; Group Vice President, 1976-1989, Director, Allstate Insurance Company; Director, 4/90-present, Allstate Settlement Company; Director, 5/91-present, Allstate Life Financial Services.

JOHN J. MORRIS, 61, SENIOR VICE PRESIDENT/SECRETARY, 1994, DIRECTOR, 1987; Senior Vice President and Secretary, 4/94-present, Vice President and Secretary, 8/85-4/94, Director, 1987-present, Lincoln Benefit Life Company; Senior Vice President, 9/96-present, Director, 6/95-present, Surety Life Insurance Company; Vice President and Secretary, Director, 5/93-present, Lincoln Benefit Financial Services Inc.

ROBERT E. RICH, 43, EXECUTIVE VICE PRESIDENT, 1996, DIRECTOR, 1987; Senior Vice President/Chief Actuary and Treasurer, 4/95-5/96, Senior Vice President, Assistant Secretary, 4/94-3/95, Vice President/Assistant Secretary, 1/84-4/94, Director, 1987-present, Lincoln Benefit Life Company; Executive Vice President, 7/96-present, Senior Vice President and Chief Actuary, 1/94-6/96, Director, 9/93-present, Surety Life Insurance Company; Director, 5/93-present, Lincoln Benefit Financial Services, Inc.

KEVIN R. SLAWIN, 40, DIRECTOR, 1996; Director and Vice President-Finance and Planning, 1996-present, Allstate Life Insurance Company; Director, 1996-present, Allstate Life Insurance Company of New York; Director, 1996-present, Laughlin Group Holdings, Inc.; Director, 1996-present, Northbrook Life Insurance Company; Director, 1996-12/97, Surety Life Insurance Company; Director, 1996-present, Glenbrook Life Insurance Company; Assistant Vice President, Assistant Treasurer, 1995-1996, Allstate Insurance Company.

MICHAEL J. VELOTTA, 51, DIRECTOR, 1992; Vice President, Secretary and General Counsel, 1/93-present, Director, 12/92-present, Allstate Life Insurance Company; Vice President, Secretary and General Counsel, 1/93-12/97, Director, 12/92-12/97, Glenbrook Life Insurance Company; Vice President, Secretary and General Counsel, 1/93-present, Director, 12/92-present, Glenbrook Life and Annuity Company; Vice President, Secretary and General Counsel, 1/93-present, Director, 12/92-present, Allstate Life Insurance Company of New York; Vice President, Secretary and General Counsel, 1/93-present, Director, 12/92-present, Northbrook Life Insurance Company; Vice President, Secretary and General Counsel, 1/93-present, Director, 12/92-present, Surety Life Insurance Company; Assistant Vice President and Assistant General Counsel, 1989, Allstate Insurance Company; Director, 12/92-present, Lincoln Benefit Life Company.

RANDY J. VON FUMETTI, 41, SENIOR VICE PRESIDENT, 1996, DIRECTOR, 1996; Senior Vice President, 9/96-present, Director, 9/96-present, Surety Life Insurance Company; Senior Actuary and Director, 8/87-9/96, Allstate Life Insurance Company.

CAROL S. WATSON, 45, SENIOR VICE PRESIDENT/GENERAL COUNSEL, 1994, DIRECTOR, 1992; Senior Vice President and General

Counsel, 4/94-present, Vice President and General Counsel, 7/91-4/94, Director, 5/92-present, Lincoln Benefit Life Company; Senior Vice President, Corporate Secretary and General Counsel, 1/98-present, Senior Vice President, Assistant Secretary and General Counsel, Director, 6/95-present, Surety Life Insurance Company; President, 12/96-present, Vice President and General Counsel, 5/93-11/96, Director, 5/93-present, Lincoln Benefit Financial Services, Inc.


DEAN M. WAY, 43, SENIOR VICE PRESIDENT/ACTUARY, DIRECTOR, 1998; Vice President/Actuary, 5/92-5/98, Associate Vice President/Actuary, 8/91-5/92, Actuary/Manager, 12/87-7/91, Lincoln Benefit Life Company; Senior Vice President/Actuary, Director 5/98-present, Vice President/Actuary 9/96-5/98, Surety Life Insurance Company.


PATRICIA W. WILSON, 45, DIRECTOR, 1997; Assistant Vice President/Assistant Secretary/Assistant Treasurer, 7/97-present, Assistant Vice President, 1/93-7/97, Allstate Life Insurance Company; Assistant Vice President, 6/91-present, Director, 6/97-present, Allstate Life Insurance Company of New York; Assistant Treasurer, 7/97-12/97, Glenbrook Life Insurance Company; Assistant Treasurer, 7/97-present, Glenbrook Life Annuity Company; Assistant Vice President/ Assistant Secretary/Assistant Treasurer, 7/97-present, Northbrook Life Insurance Company; Director, 7/97-present, Surety Life Insurance Company.

B. EUGENE WRAITH, 52, PRESIDENT, CHIEF OPERATING OFFICER, 1996, DIRECTOR, 1984; President and Chief Operating Officer, 3/96-present, Senior Vice President, 4/94-3/96, Vice President, 12/81-4/94, Director, 1984-present, Lincoln Benefit Life Company; President and Chief Operating Officer, 3/96-present, Executive Vice President, 1/94-3/96, Director, 9/93-present, Surety Life Insurance Company; Chairman of the Board, 1/97-present, Director, 5/93-present, President, 5/93-11/96, Lincoln Benefit Financial Services, Inc.

EXECUTIVE COMPENSATION

Certain executive officers of Lincoln Benefit also serve as officers of Allstate Life and receive no compensation directly from Lincoln Benefit. Some officers also serve as executive officers of other companies affiliated with Lincoln Benefit. Allocations have been made as to each individual's time devoted to his or her duties as an executive officer of Lincoln Benefit. Those allocations are reflected in the Summary Compensation Table set forth below, except that the figures for Mr. Lower reflect his total compensation from Lincoln Benefit, its affiliates, and parent company Allstate Life Insurance Company. Lincoln Benefit's directors receive no compensation for serving as directors, in addition to their compensation as employees at Lincoln Benefit, Allstate Life, or their affiliates.

                           SUMMARY COMPENSATION TABLE

                                                                                 LONG TERM COMPENSATION
                                                                               ---------------------------
                                                 ANNUAL COMPENSATION              AWARDS         PAYOUTS
                                          ----------------------------------   -------------   -----------
                  (a)                      (b)         (c)           (d)            (e)            (f)           (g)
----------------------------------------  ------   -----------   -----------   -------------   -----------   -----------
                                                                                               SECURITIES
                                                                                               RESTRICTED    UNDERLYING
                                                                               OTHER ANNUAL       STOCK       OPTIONS/
NAME AND PRINCIPAL POSITION                YEAR      SALARY         BONUS      COMPENSATION      AWARDS       SARS (#)
----------------------------------------  ------   -----------   -----------   -------------   -----------   -----------
Louis G. Lower II                           1997   $   453,225   $   500,000   $     27,768    $  280,589        25,914
Chief Executive Officer                     1996   $   436,800   $   246,781   $     10,246             0        18,258
Chairman of the Board                       1995   $   416,000   $   286,650   $     17,044             0        89,359
                                          ------   -----------   -----------   -------------   -----------   -----------
Bernard Eugene Wraith                       1997        99,500        24,733          4,887             0         1,002
President                                   1996        90,750        26,500         10,435             0        14,275
                                            1995        75,468        10,000          9,861             0           769
                                          ------   -----------   -----------   -------------   -----------   -----------
Robert Edwin Rich                           1997        77,772        20,206         18,461             0           456
Executive Vice President and Chief          1996        71,824        23,500         19,611             0           132
 Actuary                                    1995        67,624         9,000          9,846             0           679
                                          ------   -----------   -----------   -------------   -----------   -----------
Douglas Ford Gaer                           1997        73,750        17,888         15,978             0           434
Executive Vice President                    1996        57,875        18,550         12,996             0           100
                                            1995        51,902         6,850         15,231             0           523
                                          ------   -----------   -----------   -------------   -----------   -----------
John H. Coleman, III                        1997       109,776        28,620         12,709             0             0
Vice President                              1996       101,088        25,500          3,047             0             0
                                            1995        94,000        25,010          3,835             0             0


                  (a)                         (h)           (i)
----------------------------------------  -----------   -----------

                                             LTIP        ALL OTHER
NAME AND PRINCIPAL POSITION               PAYOUTS ($)   COMPENSATION
----------------------------------------  -----------   -----------
Louis G. Lower II                         $  570,068    $    8,000(1)
Chief Executive Officer                            0    $    5,250(1)
Chairman of the Board                     $  411,122    $    5,250(1)
                                          -----------   -----------
Bernard Eugene Wraith                              0             0
President                                          0             0
                                                   0             0
                                          -----------   -----------
Robert Edwin Rich                                  0             0
Executive Vice President and Chief                 0             0
 Actuary                                           0             0
                                          -----------   -----------
Douglas Ford Gaer                                  0             0
Executive Vice President                           0             0
                                                   0             0
                                          -----------   -----------
John H. Coleman, III                               0             0
Vice President                                     0             0
                                                   0             0

(1) Amount received by Mr. Lower which represents the value allocated to his account from employer contributions under The Savings and Profit Sharing Fund of Allstate Employees and prior to 1996 to The Profit Sharing Fund and to its predecessor, The Savings and Profit Sharing Fund of Sears employees.

Shares of the Company and Allstate Life are not directly owned by any of our directors or executive officers. The percentage of shares of The Allstate Corporation beneficially owned by any director, and by all of our directors and executive officers as a group does not exceed one percent of the class outstanding.

STATE REGULATION OF LINCOLN BENEFIT. We are subject to the laws of Nebraska and regulated by the Nebraska Department of Insurance. Every year we file an annual statement with the Department of Insurance covering our operations for the previous year and our financial condition as of the end of the year. We are inspected periodically by the Department of Insurance to verify our contract liabilities and reserves. We also are examined periodically by the NAIC. Our books and records are subject to review by the Department of Insurance at all times. We are also subject to regulation under the insurance laws of every jurisdiction in which we operate.

SEPARATE ACCOUNT. Lincoln Benefit Life Variable Annuity Account was originally established in 1992, as a segregated asset account of Lincoln Benefit. The Separate Account meets the definition of a "separate account" under the federal securities laws and is registered with the SEC as a unit investment trust under the Investment Company Act of 1940. The SEC does not supervise the management of the Separate Account or Lincoln Benefit.

We own the assets of the Separate Account, but we hold them separate from our other assets. To the extent that these assets are attributable to the Contract Value of the Contracts offered by this prospectus, these assets are not chargeable with liabilities arising out of any other business we may conduct. Income, gains, and losses, whether or not realized, from assets allocated to the Separate Account are credited to or charged against the Separate Account without regard to our other income, gains, or losses. Our obligations arising under the Contracts are general corporate obligations of Lincoln Benefit.

The Separate Account is divided into Subaccounts. The assets of each Subaccount are invested in the shares of one of the Portfolios. We do not guarantee the investment performance of the Separate Account, its Subaccounts or the Portfolios. Values allocated to the Separate Account and the amount of Variable Annuity payments will rise and fall with the values of shares of the Portfolios and are also reduced by Contract charges. We may also use the Separate Account to fund our other annuity contracts. We will account separately for each type of annuity contract funded by the Separate Account.


We have included additional information about the Separate Account in the Statement of Additional Information. You may obtain a copy of the Statement of Additional Information by writing to us or calling us at 1-800-865-5237. We have reproduced the Table of Contents of the Statement of Additional Information on page 43 below.


                                 ADMINISTRATION

We have primary responsibility for all administration of the Contracts and the Separate Account. Our mailing address is P.O. Box 82532, Lincoln, Nebraska 68501-2532.

We provide the following administrative services, among others: issuance of the Contracts; maintenance of Contract Owner records; Contract Owner services; calculation of unit values; maintenance of the Separate Account; and preparation of Contract Owner reports.

We will send you Contract statements and transaction confirmations at least quarterly. You should notify us promptly in writing of any address change. You should read your statements and confirmations carefully and verify their accuracy. You should contact us promptly if you have a question about a periodic statement. We will investigate all complaints and make any necessary adjustments retroactively, but you must notify us of a potential error within a reasonable time after the date of the questioned statement. If you wait too long, we will make the adjustment as of the date that we receive notice of the potential error.

We will also provide you with additional periodic and other reports, information and prospectuses as may be required by federal securities laws.

                  MARKET TIMING AND ASSET ALLOCATION SERVICES

Certain third parties offer market timing and asset allocation services in connection with the Contracts. In certain situations, we will honor transfer instructions from third party market timing and asset allocation services if they comply with our administrative systems, rules and procedures, which we may modify at any time. PLEASE NOTE that fees and charges assessed for third party market timing and asset allocation services are separate and distinct from the Contract fees and charges set forth herein. We neither recommend nor discourage the use of market timing and asset allocation services.

                           DISTRIBUTION OF CONTRACTS

The Contracts described in this prospectus are sold by registered representatives of broker-dealers who are our licensed insurance agents, either individually or through an incorporated insurance agency. Commissions paid to broker-dealers may vary, but we estimate that the total commissions paid on all Contract sales will not exceed one percent of initial Purchase Payments and one percent of account value annually beginning in the second Contract year. From time to time, we may offer additional sales incentives of up to 1% of Purchase Payments to broker-dealers who maintain certain sales volume levels. We may use any of our corporate assets, including potential profit which may arise from the mortality and expense risk charge or from any other charge or fee under the Contracts, to cover sales commissions and other promotional or distribution expenses relating to the sale of the Contracts. We do not pay commission on Contract sales to our employees, our affiliate's employees or their spouses or minor children.

Lincoln Benefit Financial Services, Inc. ("LBFS") serves as distributor of the Contracts. LBFS is located at 206 South 13th Street, Lincoln, Nebraska 68508-1993. LBFS is our wholly owned subsidiary. It is registered as a broker-dealer under the Securities Exchange Act of 1934, and is a member of the National Association of Securities Dealers, Inc.

                               LEGAL PROCEEDINGS

There are no pending legal proceedings affecting the Separate Account. Lincoln Benefit and its subsidiaries are engaged in routine law suits which, in our management's judgment, are not of material importance to their respective total assets or material with respect to the Separate Account.

                                 LEGAL MATTERS


All matters of Nebraska law pertaining to the Contract, including the validity of the Contract and our right to issue the Contract under Nebraska law, have been passed upon by Carol S. Watson, Senior Vice President and General Counsel of Lincoln Benefit. Legal matters relating to the federal securities laws in connection with the Contracts described in this prospectus are being passed upon by the law firm of Jorden Burt Boros Cicchetti Berenson & Johnson, 1025 Thomas Jefferson St., East Lobby-Suite 400, Washington, D.C. 20007-0805.


                                    EXPERTS


The consolidated financial statements of Lincoln Benefit Life Company and subsidiary as of December 31, 1997 and 1996, and for each of the three years in the period ended December 31, 1997, included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                             REGISTRATION STATEMENT

We have filed a registration statement with the SEC, under the Securities Act of 1933 as amended, with respect to the Contracts offered by this prospectus. This prospectus does not contain all the information set forth in the registration statement and the exhibits filed as part of the registration statement. You should refer to the registration statement and the exhibits for further information concerning the Separate Account, Lincoln Benefit, and the Contracts. The descriptions in this prospectus of the Contracts and other legal instruments are summaries. You should refer to those instruments as filed for the precise terms of those instruments. You may inspect and obtain copies of the registration statements as described on the cover page of this prospectus.

                              TABLE OF CONTENTS OF
                            STATEMENT OF ADDITIONAL
                                  INFORMATION

The Contract..................................        S-2
  Annuity Payments............................        S-2
  Annuity Unit Value..........................        S-3
  Illustrative Example of Variable Annuity
    Payments..................................        S-4

Additional Federal Income Tax Information.....        S-4
  Diversification -- Separate Account
    Investments...............................        S-4
  Owner Control...............................        S-5
  Multiple Contracts..........................        S-5
  Qualified Plans.............................        S-5

Separate Account Performance..................        S-7

Experts.......................................       S-15

Financial Statements..........................       S-15

INDEPENDENT AUDITORS' REPORT

TO THE BOARD OF DIRECTORS AND SHAREHOLDER OF
LINCOLN BENEFIT LIFE COMPANY:

We have audited the accompanying consolidated statements of financial position of Lincoln Benefit Life Company and subsidiary (wholly owned by Allstate Life Insurance Company) as of December 31, 1997 and 1996, and the related consolidated statements of operations, shareholder's equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Lincoln Benefit Life Company and subsidiary as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.


Our audits were conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The accompanying supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic consolidated financial statements. This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audits of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic consolidated financial statements taken as a whole.


/s/ Deloitte & Touche LLP


Lincoln, Nebraska
March 20, 1998

                          LINCOLN BENEFIT LIFE COMPANY
                 CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

                                                                DECEMBER 31,
                                                       -------------------------------
($ in thousands)                                           1997              1996
                                                       -------------     -------------

ASSETS
Investments
  Fixed income securities, at fair value (amortized
    cost $141,553 and $134,866)                        $     147,911     $     137,638
  Investment in home office real estate                        2,574             2,797
  Short-term                                                   1,020             1,861
                                                       -------------     -------------
  Total investments                                          151,505           142,296

Reinsurance recoverable from Allstate Life
 Insurance Company                                         6,732,755         6,544,750
Reinsurance recoverable from third parties                   127,182           115,965
Receivable from Allstate Life Insurance Company
 and affiliates, net                                          14,481            19,923
Cash                                                           4,220             7,412
Other assets                                                  29,402            22,275
Separate Accounts                                            447,658           255,881
                                                       -------------     -------------
  Total assets                                         $   7,507,203     $   7,108,502
                                                       -------------     -------------
                                                       -------------     -------------

LIABILITIES
Reserve for life-contingent contract benefits          $     252,195     $     239,449
Contractholder funds                                       6,607,130         6,422,126
Income taxes payable                                           1,128               923
Deferred income taxes                                          4,149             3,480
Other liabilities and accrued expenses                        43,609            44,482
Separate Accounts                                            447,658           255,881
                                                       -------------     -------------
  Total liabilities                                        7,355,869         6,966,341
                                                       -------------     -------------

COMMITMENTS AND CONTINGENT LIABILITIES (NOTE 8)

SHAREHOLDER'S EQUITY
Common stock, $100 par value, 30,000 shares
 authorized, 25,000 issued and outstanding                     2,500             2,500
Additional capital paid-in                                   116,750           116,750
Unrealized net capital gains                                   4,132             1,801
Retained income                                               27,952            21,110
                                                       -------------     -------------
  Total shareholder's equity                                 151,334           142,161
                                                       -------------     -------------
  Total liabilities and shareholder's equity           $   7,507,203     $   7,108,502
                                                       -------------     -------------
                                                       -------------     -------------

See notes to consolidated financial statements.

                          LINCOLN BENEFIT LIFE COMPANY
                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                           YEAR ENDED DECEMBER 31,
                                                       -------------------------------
($ in thousands)                                         1997       1996       1995
                                                       ---------  ---------  ---------

REVENUES
Net investment income                                  $  10,789  $   9,951  $   8,796
Realized capital gains and losses                             17          6        258
                                                       ---------  ---------  ---------
                                                          10,806      9,957      9,054

COSTS AND EXPENSES
Provision for policy benefits (net of reinsurance
 recoveries of $464,154, $419,936 and $375,662)                -        465        462
Operating costs and expenses                                 219        889        754
                                                       ---------  ---------  ---------
                                                             219      1,354      1,216
                                                       ---------  ---------  ---------

INCOME BEFORE INCOME TAX EXPENSE                          10,587      8,603      7,838
INCOME TAX EXPENSE                                         3,735      3,020      2,745
                                                       ---------  ---------  ---------

NET INCOME                                             $   6,852  $   5,583  $   5,093
                                                       ---------  ---------  ---------
                                                       ---------  ---------  ---------

See notes to consolidated financial statements.

                          LINCOLN BENEFIT LIFE COMPANY
                CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY

                                                           YEAR ENDED DECEMBER 31,
                                                       -------------------------------
($ in thousands)                                         1997       1996       1995
                                                       ---------  ---------  ---------

COMMON STOCK                                           $   2,500  $   2,500  $   2,500

ADDITIONAL CAPITAL PAID-IN
Balance, beginning of year                               116,750    116,750     96,750
Capital contribution                                           -          -     20,000
                                                       ---------  ---------  ---------
Balance, end of year                                     116,750    116,750    116,750
                                                       ---------  ---------  ---------

UNREALIZED NET CAPITAL GAINS
Balance, beginning of year                                 1,801      4,998     (2,630)
Net change                                                 2,331     (3,197)     7,628
                                                       ---------  ---------  ---------
Balance, end of year                                       4,132      1,801      4,998
                                                       ---------  ---------  ---------

RETAINED INCOME
Balance, beginning of year                                21,110     18,060     12,967
Dividend-in-kind                                             (10)    (2,533)         -
Net income                                                 6,852      5,583      5,093
                                                       ---------  ---------  ---------
Balance, end of year                                      27,952     21,110     18,060
                                                       ---------  ---------  ---------
  Total shareholder's equity                           $ 151,334  $ 142,161  $ 142,308
                                                       ---------  ---------  ---------
                                                       ---------  ---------  ---------

See notes to consolidated financial statements.

                          LINCOLN BENEFIT LIFE COMPANY
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                           YEAR ENDED DECEMBER 31,
                                                       -------------------------------
($ in thousands)                                         1997       1996       1995
                                                       ---------  ---------  ---------

CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                             $   6,852  $   5,583  $   5,093
Adjustments to reconcile net income to net cash
 provided by (used in) operating activities
  Depreciation, amortization and other non-cash items         20         50         96
  Realized capital gains and losses                          (17)        (6)      (258)
  Increase (decrease) in life-contingent contract
    benefits and contractholder funds                        427     (4,918)      (130)
  Change in deferred income taxes                           (586)       (62)      (156)
  Changes in other operating assets and liabilities       (4,261)    11,083     (5,940)
                                                       ---------  ---------  ---------
      Net cash provided by (used in) operating
        activities                                         2,435     11,730     (1,295)
                                                       ---------  ---------  ---------

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sales
  Fixed income securities                                      -          -      5,633
  Equity securities                                            -          -    108,255
Investment collections
  Fixed income securities                                 11,980      8,759     13,769
Investment purchases
  Fixed income securities                                (18,307)   (17,570)   (34,372)
  Equity securities                                            -          -   (108,255)
  Real estate                                               (140)      (405)      (644)
Change in short-term investments, net                        840      4,489     (2,920)
Change in policy loans, net                                    -          -         24
                                                       ---------  ---------  ---------
      Net cash used in investing activities               (5,627)    (4,727)   (18,510)
                                                       ---------  ---------  ---------

CASH FLOWS FROM FINANCING ACTIVITIES
Capital contribution                                           -          -     20,000
                                                       ---------  ---------  ---------
      Net cash provided by financing activities                -          -     20,000
                                                       ---------  ---------  ---------
NET (DECREASE) INCREASE IN CASH                           (3,192)     7,003        195
CASH AT BEGINNING OF YEAR                                  7,412        409        214
                                                       ---------  ---------  ---------
CASH AT END OF YEAR                                    $   4,220  $   7,412  $     409
                                                       ---------  ---------  ---------
                                                       ---------  ---------  ---------

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Noncash financing activity:
  Dividend-in-kind to Allstate Life Insurance Company  $     (10) $  (2,533) $       -
                                                       ---------  ---------  ---------
                                                       ---------  ---------  ---------

See notes to consolidated financial statements.

                          LINCOLN BENEFIT LIFE COMPANY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                ($ IN THOUSANDS)
1.  GENERAL

BASIS OF PRESENTATION
The accompanying consolidated financial statements include the accounts of Lincoln Benefit Life Company (the "Company") and its wholly owned subsidiary, Lincoln Benefit Financial Services, Inc. ("LBFS"), a registered broker-dealer. The Company is a wholly owned subsidiary of Allstate Life Insurance Company ("ALIC"), which is wholly owned by Allstate Insurance Company ("AIC"), a wholly owned subsidiary of The Allstate Corporation (the "Corporation"). On June 30, 1995, Sears, Roebuck and Co. ("Sears") distributed its 80.3% ownership in the Corporation to Sears common shareholders through a tax-free dividend (the "Distribution"). These consolidated financial statements have been prepared in conformity with generally accepted accounting principles. All significant intercompany accounts and transactions have been eliminated.

To conform with the 1997 presentation, certain amounts in the prior years' financial statements and notes have been reclassified.

NATURE OF OPERATIONS
The Company markets a broad line of life insurance and annuity products countrywide. Life insurance policies include traditional products such as whole life and term life insurance, as well as variable life universal life and other interest-sensitive life products. Annuities include deferred annuities, such as variable annuities and fixed rate single and flexible premium annuities, and immediate annuities. The Company distributes its products primarily through independent agents and brokers specializing in life insurance and annuities.

Annuity contracts and life insurance policies issued by the Company are subject to discretionary withdrawal or surrender by the customers, subject to applicable surrender charges. These policies and contracts are reinsured primarily with ALIC (see Note 3), which invests premiums and deposits to provide cash flows that will be used to fund future benefits and expenses. In order to support competitive crediting rates and limit interest rate risk, ALIC as the Company's primary reinsurer adheres to a basic philosophy of matching assets with related liabilities, while maintaining adequate liquidity and a prudent and diversified level of credit risk.

The Company monitors economic and regulatory developments which have the potential to impact its business. There continues to be new and proposed federal and state regulation and legislation which would allow banks greater participation in the securities and insurance businesses, which will present an increased level of competition for sales of the Company's life and annuity products. Furthermore, the market for deferred annuities and interest-sensitive life insurance is enhanced by the tax incentives available under current law. Any legislative changes which lessen these incentives are likely to negatively impact the demand for these products.

Enacted and pending state legislation to permit mutual insurance companies to covert to a hybrid structure known as a mutual holding company could have a number of significant effects on the Company by (1) increasing industry competition through consolidation caused by mergers and acquisitions related to the new corporate form of business; (2) increasing competition in capital markets; and (3) reopening stock/mutual company disagreements related to such issues as taxation disparity between mutual and stock insurance companies.

The Company is authorized to sell life and annuity products in all states except New York, as well as in the District of Columbia, Guam and the U.S. Virgin Islands. The top geographic locations for statutory premiums earned by the Company are California, Florida, Illinois, Virginia and Wisconsin for the year ended December 31, 1997. No other jurisdiction accounted for more than 5% of statutory premiums and deposits. Substantially all premiums and contract charges are ceded to ALIC under reinsurance agreements.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

INVESTMENTS
Fixed income securities include bonds and mortgage-backed securities. All fixed income securities are carried at fair value and may be sold prior to their contractual maturity ("available for sale"). The difference between amortized cost and fair value, net

                          LINCOLN BENEFIT LIFE COMPANY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                ($ IN THOUSANDS)

of deferred income taxes, is reflected as a component of shareholder's equity. Provisions are recognized for declines in the value of fixed income securities that are other than temporary. Such writedowns are included in realized capital gains and losses.

Short-term investments are carried at cost which approximates fair value. Real estate represents property owned and occupied by the Company, and is carried at depreciated cost.

Investment income consists primarily of interest, which is recognized on an accrual basis. Interest income on mortgaged-backed securities is determined on the effective yield method, based on the estimated principal repayments. Accrual of income is suspended for fixed income securities that are in default or when the receipt of interest payments is in doubt. Realized capital gains and losses are determined on a specific identification basis.

REINSURANCE
The Company has reinsurance agreements whereby all premiums, contract charges, credited interest, policy benefits and certain expenses are primarily ceded to ALIC and reflected net of such cessions in the statements of operations. The amounts shown in the Company's statements of operations relate to the consolidated investment of those assets of the Company that are not transferred to ALIC under reinsurance agreements. Reinsurance recoverable and the related reserve for life-contingent contract benefits and contractholder funds are reported separately in the statements of financial position. The Company continues to have primary liability as the direct insurer for risks reinsured.

RECOGNITION OF PREMIUM REVENUES AND CONTRACT CHARGES
Premiums for traditional life insurance are recognized as revenue when due. Accident and disability premiums are earned on a pro rata basis over the policy period. Revenues on interest-sensitive life insurance policies are comprised of contract charges and fees, and are recognized when assessed against the policyholder account balance. Revenues on most annuities, which are considered investment contracts, include contract charges and fees for contract administration and surrenders. These revenues are recognized when levied against the contract balances. Gross premium in excess of the net premium of limited payment contracts are deferred and recognized over the contract period.

INCOME TAXES
The income tax provision is calculated under the liability method. Deferred tax assets and liabilities are recorded based on the difference between the financial statement and tax bases of assets and liabilities at the enacted tax rates. Deferred income taxes also arise from unrealized capital gains or losses on fixed income securities carried at fair value.

SEPARATE ACCOUNTS
The Company issues flexible premium deferred variable annuity contracts and flexible premium variable life policies, the assets and liabilities of which are legally segregated and reflected in the accompanying consolidated statements of financial position as assets and liabilities of the Separate Accounts. (Lincoln Benefit Life Variable Annuity Account and Lincoln Benefit Life Variable Life Account, unit investment trusts registered with the Securities and Exchange Commission.) Assets of the Separate Accounts are carried at fair value. Investment income and realized capital gains and losses of the Separate Accounts accrue directly to the policy and contractholders and, therefore, are not included in the Company's consolidated statements of operations. Revenues to the Company from the Separate Accounts consist of contract maintenance fees, administration fees and mortality and expense risk charges, all of which are ceded to ALIC.

RESERVE FOR LIFE-CONTINGENT CONTRACT BENEFITS
The reserve for life-contingent contract benefits, which relates to traditional life, annuities with life contingencies, and disability insurance and accident insurance, is computed on the basis of assumptions as to future investment yields, mortality, morbidity, terminations and expenses. These assumptions, which for traditional life are applied using the net level premium method, include provisions for adverse deviation and generally vary by such characteristics as type of coverage, year of issue and policy duration. Reserve interest rates ranged from 4.0% to 8.75% during 1997.

                          LINCOLN BENEFIT LIFE COMPANY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                ($ IN THOUSANDS)

CONTRACTHOLDER FUNDS
Contractholder funds arise from the issuance of individual or group policies and contracts that include an investment component, including most annuities and universal life policies. Payments received are recorded as interest-bearing liabilities. Contractholder funds are equal to deposits received and interest credited to the benefit of the contractholder less withdrawals, mortality charges and administrative expenses. During 1997, credited interest rates on contractholder funds ranged from 5.0% to 8.75% for those contracts with fixed interest rates and from 4.0% to 14.0% for those contracts with flexible rates.

USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.  RELATED PARTY TRANSACTIONS

REINSURANCE
The Company previously reinsured all of its annuities and approximately one third of its life insurance with ALIC. Effective December 31, 1996, the reinsurance treaty with ALIC was amended to also include a paid up block of life business which was previously retained by the Company. The reinsurance premium related to the transfer was $8,255 on a statutory accounting basis and $5,712 based upon generally accepted accounting principles, creating a dividend-in-kind of $2,543. The premium is equal to the sum of the aggregate policy reserves and policyholder dividend accumulations on this block of business as of December 31, 1996. The policy loans and accrued interest relating to this block of business totaled $554 and were also ceded to ALIC as of December 31, 1996, creating a non-cash financing transaction.

Premiums and contract charges ceded to ALIC were $34,834 and $87,061 in 1997, $48,111 and $73,659 in 1996, and $56,008 and $44,655 in 1995. Credited interest, policy benefits and expenses ceded to ALIC amounted to $533,369, $496,735 and $466,508 in 1997, 1996, and 1995. Investment income earned on the assets which support contractholder funds is not included in the Company's consolidated financial statements as those assets are owned and managed by ALIC under the terms of the reinsurance agreements.

BUSINESS OPERATIONS
The Company utilizes services and business facilities owned or leased, and operated by AIC in conducting its business activities. The Company reimburses AIC for the operating expenses incurred by AIC on behalf of the Company. The cost to the Company is determined by various allocation methods and is primarily related to the level of services provided. Operating expenses, including compensation and retirement and other benefit programs, allocated to the Company were $34,947, $25,094 and $16,083 in 1997, 1996 and 1995, respectively. All of these costs are ceded to ALIC under reinsurance agreements.

                          LINCOLN BENEFIT LIFE COMPANY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                ($ IN THOUSANDS)

4.  INVESTMENTS

FAIR VALUES
The amortized cost, gross unrealized gains and losses, and fair value for fixed income securities are as follows:

                                                                       GROSS UNREALIZED
                                                        AMORTIZED   ----------------------    FAIR
AT DECEMBER 31, 1997                                      COST        GAINS     (LOSSES)      VALUE
-----------------------------------------------------  -----------  ---------  -----------  ---------
U.S. government and agencies                            $  14,598   $   1,760   $       -   $  16,358
Corporate                                                  71,602       1,839        (297)     73,144
Foreign government                                          3,040         229           -       3,269
Mortgage-backed securities                                 52,313       2,845         (18)     55,140
                                                       -----------  ---------  -----------  ---------
  Total fixed income securities                         $ 141,553   $   6,673   $    (315)  $ 147,911
                                                       -----------  ---------  -----------  ---------
                                                       -----------  ---------  -----------  ---------


AT DECEMBER 31, 1996
-----------------------------------------------------
U.S. government and agencies                            $  16,960   $     780   $     (25)  $  17,715
Corporate                                                  55,778       1,178      (1,274)     55,682
Foreign government                                          3,048         225           -       3,273
Mortgage-backed securities                                 59,080       2,493        (605)     60,968
                                                       -----------  ---------  -----------  ---------
  Total fixed income securities                         $ 134,866   $   4,676   $  (1,904)  $ 137,638
                                                       -----------  ---------  -----------  ---------
                                                       -----------  ---------  -----------  ---------

SCHEDULED MATURITIES
The scheduled maturities for fixed income securities at December 31, 1997 are as follows:

                                                        AMORTIZED     FAIR
                                                          COST        VALUE
                                                       -----------  ---------
Due in one year or less                                 $     375   $     375
Due after one year through five years                      17,195      17,599
Due after five years through ten years                     58,369      59,867
Due after ten years                                        13,301      14,930
                                                       -----------  ---------
                                                           89,240      92,771
Mortgage-backed securities                                 52,313      55,140
                                                       -----------  ---------
    Total                                               $ 141,553   $ 147,911
                                                       -----------  ---------
                                                       -----------  ---------

Actual maturities may differ from those scheduled as a result of prepayments by the issuers.

NET INVESTMENT INCOME

YEAR ENDED DECEMBER 31,                                  1997       1996       1995
-----------------------------------------------------  ---------  ---------  ---------

Fixed income securities                                $  10,723  $   9,825  $   8,710
Short-term investments                                       160        215        177
Other investments                                             66         31         31
                                                       ---------  ---------  ---------
  Investment income, before expense                       10,949     10,071      8,918
  Investment expense                                         160        120        122
                                                       ---------  ---------  ---------
  Net investment income                                $  10,789  $   9,951  $   8,796
                                                       ---------  ---------  ---------
                                                       ---------  ---------  ---------

                          LINCOLN BENEFIT LIFE COMPANY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                ($ IN THOUSANDS)

REALIZED CAPITAL GAINS

YEAR ENDED DECEMBER 31,                                  1997       1996       1995
-----------------------------------------------------  ---------  ---------  ---------

Fixed income securities                                $      17  $       6  $     258
  Income tax expense                                           6          2         90
                                                       ---------  ---------  ---------
Realized capital gains and losses, after tax           $      11  $       4  $     168
                                                       ---------  ---------  ---------
                                                       ---------  ---------  ---------

Gains of $251 were realized on sales of fixed income securities during 1995, excluding calls and prepayments.

UNREALIZED NET CAPITAL GAINS
Unrealized net capital gains on fixed income securities included in shareholder's equity at December 31, 1997 are as follows:

                                                          COST/                UNREALIZED
                                                        AMORTIZED     FAIR         NET
                                                          COST        VALUE       GAINS
                                                       -----------  ---------  -----------

Fixed income securities                                 $ 141,553   $ 147,911   $   6,357
                                                       -----------  ---------
                                                       -----------  ---------
Deferred income taxes                                                               2,225
                                                                               -----------
Unrealized net capital gains                                                    $   4,132
                                                                               -----------
                                                                               -----------

CHANGE IN UNREALIZED NET CAPITAL GAINS AND LOSSES

YEAR ENDED DECEMBER 31,                                  1997       1996       1995
-----------------------------------------------------  ---------  ---------  ---------

Fixed income securities                                $   3,585  $  (4,918) $  11,735
Deferred income taxes                                      1,254      1,721     (4,107)
                                                       ---------  ---------  ---------
Change in unrealized net capital gains and losses      $   2,331  $  (3,197) $   7,628
                                                       ---------  ---------  ---------
                                                       ---------  ---------  ---------

SECURITIES ON DEPOSIT
At December 31, 1997, fixed income securities with a carrying value of $8,581 were on deposit with regulatory authorities as required by law.

5.  FINANCIAL INSTRUMENTS

In the normal course of business, the Company invests in various financial assets and incurs various financial liabilities. The fair value estimates of financial instruments presented below are not necessarily indicative of the amounts the Company might pay or receive in actual market transactions. Potential taxes and other transaction costs have not been considered in estimating fair value. The disclosures that follow do not reflect the fair value of the Company as a whole since a number of the Company's significant assets (including reinsurance recoverable) and liabilities (including deferred income taxes and reserve for life-contingent contract benefits) are not considered financial instruments and are not carried at fair value. Other assets and liabilities considered financial instruments, such as accrued investment income and cash, are generally of a short-term nature. It is assumed that their carrying value approximates fair value.

                          LINCOLN BENEFIT LIFE COMPANY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                ($ IN THOUSANDS)

FINANCIAL ASSETS
The carrying value and fair value of financial assets at December 31, are as follows:

                                                                1997                    1996
                                                       ----------------------  ----------------------
                                                        CARRYING      FAIR      CARRYING      FAIR
                                                          VALUE       VALUE       VALUE       VALUE
                                                       -----------  ---------  -----------  ---------
Fixed income securities                                 $ 147,911   $ 147,911   $ 137,638   $ 137,638
Short-term investments                                      1,020       1,020       1,861       1,861
Separate Accounts                                         447,658     447,658     255,881     255,881

Fair values for fixed income securities are based on quoted market prices. Non-quoted securities are valued based on discounted cash flows using current interest rates for similar securities. Short-term investments are highly liquid investments with maturities of less than one year whose carrying value approximates fair value. Separate Accounts assets are carried in the consolidated statements of financial position at fair value.

FINANCIAL LIABILITIES
The carrying value and fair value of financial liabilities at December 31, are as follows:

                                                         1997                        1996
                                               -------------------------   -------------------------
                                                CARRYING        FAIR        CARRYING        FAIR
                                                  VALUE         VALUE         VALUE         VALUE
                                               -----------   -----------   -----------   -----------
Contractholder funds on investment contracts   $ 5,188,474   $ 4,941,732   $ 5,180,396   $ 4,921,842
Separate Accounts                                  447,658       447,658       255,881       255,881

The fair value of contractholder funds on investment contracts is based on the terms of the underlying contracts. Reserves on investment contracts with no stated maturities (single premium and flexible premium deferred annuities) are valued at the account balance less surrender charges. The fair value of immediate annuities and annuities without life contingencies with fixed terms is estimated using discounted cash flow calculations based on interest rates currently offered for contracts with similar terms and durations. Separate Accounts liabilities are carried at the fair value of the underlying assets.

6.  INCOME TAXES

The Company joins the Corporation and its other eligible domestic subsidiaries in the filing of a consolidated federal income tax return (the "Allstate Group") and is party to a federal income tax allocation agreement (the "Tax Sharing Agreement"). Under the Tax Sharing Agreement, the Company paid to or received from the Corporation the amount, if any, by which the Allstate Group's federal income tax liability was affected by virtue of inclusion of the Company in the consolidated federal income tax return. Effectively, this results in the Company's annual income tax provision being computed, with adjustments, as if the Company filed a separate return.

Prior to the Distribution, the Corporation and all of its eligible domestic subsidiaries, including the Company, joined with Sears and its domestic business units (the "Sears Group") in the filing of a consolidated federal income tax return (the "Sears Tax Group") and were parties to a federal income tax allocation agreement (the "Sears Tax Sharing Agreement"). Under the Sears Tax Sharing Agreement, the Company, through the Corporation, paid to or received from the Sears Group the amount, if any, by which the Sears Tax Group's federal income tax liability was affected by virtue of inclusion of the Company in the consolidated federal income tax return. Effectively, this resulted in the Company's annual income tax provision being computed as if the Allstate Group filed a separate consolidated return, except that items such as net operating losses, capital losses or similar items, which might not be recognized in a separate return, were allocated according to the Sears Tax Sharing Agreement.

The Allstate Group and Sears Group have entered into an agreement which governs their respective rights and obligations with respect to federal income taxes for all periods prior to the Distribution ("Consolidated Tax Years"). The agreement

                          LINCOLN BENEFIT LIFE COMPANY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                ($ IN THOUSANDS)

provides that all Consolidated Tax Years will continue to be governed by the Tax Sharing Agreement with respect to the Allstate Group's federal income tax liability.

The components of the deferred income tax assets and liabilities at December 31, are as follow:

                                                         1997       1996
                                                       ---------  ---------

DEFERRED ASSETS
Separate accounts                                      $     393  $       -

DEFERRED LIABILITIES
Difference in tax bases of investments                    (2,265)    (2,510)
Unrealized net capital gains                              (2,225)      (970)
Other                                                        (52)         -
                                                       ---------  ---------
Total deferred tax liabilities                            (4,542)    (3,480)
                                                       ---------  ---------
Net deferred tax liability                             $  (4,149) $  (3,480)
                                                       ---------  ---------
                                                       ---------  ---------

The components of the income tax expense for the year ended at December 31, are as follow:

                                                         1997       1996       1995
                                                       ---------  ---------  ---------

Current                                                $   4,321  $   3,082  $   2,901
Deferred                                                    (586)       (62)      (156)
                                                       ---------  ---------  ---------
Total income tax expense                               $   3,735  $   3,020  $   2,745
                                                       ---------  ---------  ---------
                                                       ---------  ---------  ---------

The Company paid income taxes of $4,116, $2,864 and $3,125 in 1997, 1996 and 1995, respectively, to ALIC.

Prior to January 1, 1984, the Company was entitled to exclude certain amounts from taxable income and accumulate such amounts in a "policyholder surplus" account. The balance in this account at December 31, 1997, approximately $340 will result in federal income taxes payable of $119 if distributed by the Company to ALIC. No provision for taxes has been made as the Company has no plan to distribute amounts from this account. No further additions to the account have been permitted since the Tax Reform Act of 1984.

                          LINCOLN BENEFIT LIFE COMPANY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                ($ IN THOUSANDS)

7.  STATUTORY FINANCIAL INFORMATION

The following tables reconcile net income for the year ended December 31, and shareholder's equity at December 31, as reported herein in conformity with generally accepted accounting principles with statutory net income and capital and surplus, determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities.

                                                                                  NET INCOME
                                                                        -------------------------------
                                                                          1997       1996       1995
                                                                        ---------  ---------  ---------

Balance per generally accepted accounting principles                    $   6,852  $   5,583  $   5,093
  Deferred income taxes                                                      (586)       (62)      (156)
  Statutory investment reserves                                                36         38        446
  Other                                                                       363          2        638
                                                                        ---------  ---------  ---------
Balance per statutory accounting practices                              $   6,665  $   5,561  $   6,021
                                                                        ---------  ---------  ---------
                                                                        ---------  ---------  ---------

                                                                        SHAREHOLDER'S EQUITY
                                                                        --------------------
                                                                          1997       1996
                                                                        ---------  ---------
Balance per generally accepted accounting principles                    $ 151,334  $ 142,161
  Deferred income taxes                                                     4,149      3,480
  Unrealized gain/loss on fixed income securities                          (4,132)    (1,801)
  Non-admitted assets and statutory investment reserves                   (15,994)   (14,838)
  Other                                                                     3,304      4,034
                                                                        ---------  ---------
Balance per statutory accounting practices                              $ 138,661  $ 133,036
                                                                        ---------  ---------
                                                                        ---------  ---------

PERMITTED STATUTORY ACCOUNTING PRACTICES
The Company prepares its statutory financial statements in accordance with accounting principles and practices prescribed or permitted by the Nebraska Department of Insurance. Prescribed statutory accounting practices include a variety of publications of the National Association of Insurance Commissioners, ("NAIC"), as well as state laws, regulations and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed. The Company does not follow any permitted statutory accounting practices that have a material effect on statutory surplus or risk-based capital.

The NAIC has approved revised statutory accounting principles, as a result of the codification project to be effective January 1, 1999. Dates for adoption and implementation, however, will be determined on an individual state basis. The requirements are not expected to have a material impact on the statutory surplus of the Company.

DIVIDENDS
The ability of the Company to pay dividends is dependent on business conditions, income, cash requirements of the Company and other relevant factors. The payment of shareholder dividends by insurance companies without the prior approval of the state insurance regulator is limited to formula amounts based on net income and capital and surplus, determined in accordance with statutory accounting practices, as well as the timing and amount of dividends paid in the preceding twelve months. The maximum amount of dividends that the Company can distribute during 1998 without prior approval of the Nebraska Department of Insurance is $6,665.

                          LINCOLN BENEFIT LIFE COMPANY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                ($ IN THOUSANDS)

8.  LEASE COMMITMENTS

The Company leases certain office facilities. Total rent expense for all leases was $1,274, $1,039 and $741 in 1997, 1996, and 1995, respectively. Minimum rental commitments under non-cancelable operating leases with a remaining term of more than one year as of December 31, are as follows:

      1998  $   1,370
      1999      1,170
      2000      1,095
      2001      1,080
      2002        542
Thereafter          -
            ---------
            $   5,257
            ---------
            ---------

Included in the table above is $982 for commitments beyond 1998 which relate to a certain lease for office space. The Company has the option to cancel the agreement for office space subject to a cancellation charge of an amount equal to one year's rent.

                          LINCOLN BENEFIT LIFE COMPANY
                      SUPPLEMENTAL SCHEDULE - REINSURANCE
                                ($ IN THOUSANDS)

                                                       GROSS
YEAR ENDED DECEMBER 31, 1997                          AMOUNT        CEDED     NET AMOUNT
--------------------------------------------------  -----------  -----------  ----------

Life insurance in force                             $72,754,000  $72,754,000  $      -
                                                    -----------  -----------  ----------
                                                    -----------  -----------  ----------
Premiums and contract charges:
  Life and annuities                                $   299,838  $   299,838  $      -
                                                    -----------  -----------  ----------
                                                    -----------  -----------  ----------


                                                       GROSS
YEAR ENDED DECEMBER 31, 1996                          AMOUNT        CEDED     NET AMOUNT
--------------------------------------------------  -----------  -----------  ----------

Life insurance in force                             $51,514,000  $51,514,000  $      -
                                                    -----------  -----------  ----------
                                                    -----------  -----------  ----------
Premiums and contract charges:
  Life and annuities                                $   200,853  $   200,853  $      -
                                                    -----------  -----------  ----------
                                                    -----------  -----------  ----------

                                                       GROSS
YEAR ENDED DECEMBER 31, 1995                          AMOUNT        CEDED     NET AMOUNT
--------------------------------------------------  -----------  -----------  ----------

Life insurance in force                             $28,215,000  $28,200,000  $ 15,000
                                                    -----------  -----------  ----------
                                                    -----------  -----------  ----------
Premiums and contract charges:
  Life and annuities                                $   128,975  $   128,975  $      -
                                                    -----------  -----------  ----------
                                                    -----------  -----------  ----------

      FINANCIAL STATEMENTS FOR THE THREE MONTH PERIOD ENDED MARCH 31, 1998
                                  (UNAUDITED)



                          LINCOLN BENEFIT LIFE COMPANY
                 CONSOLIDATED STATEMENTS OF FINANCIAL POSITION



                                                          MARCH 31,       DECEMBER 31,
($ in thousands)                                            1998              1997
                                                        -------------     -------------
                                                         (UNAUDITED)

ASSETS
Investments
  Fixed income securities, at fair value (amortized
    cost $142,906 and $141,553)                         $    149,287      $    147,911
  Investment in home office real estate                        2,488             2,574
  Short-term                                                   4,493             1,020
                                                        -------------     -------------
  Total investments                                          156,268           151,505

Reinsurance recoverable from Allstate Life Insurance
 Company                                                   6,746,392         6,732,755
Reinsurance recoverable from third parties                   147,204           127,182
Receivable from Allstate Life Insurance Company
 and affiliates, net                                          15,228            14,481
Cash                                                           1,492             4,220
Other assets                                                  35,685            29,402
Separate Accounts                                            543,452           447,658
                                                        -------------     -------------
  Total assets                                          $  7,645,721      $  7,507,203
                                                        -------------     -------------
                                                        -------------     -------------

LIABILITIES
Reserve for life-contingent contract benefits           $    276,030      $    252,195
Contractholder funds                                       6,617,167         6,607,130
Income taxes payable                                           2,188             1,128
Deferred income taxes                                          4,010             4,149
Other liabilities and accrued expenses                        49,858            43,609
Separate Accounts                                            543,452           447,658
                                                        -------------     -------------
  Total liabilities                                        7,492,705         7,355,869
                                                        -------------     -------------
Commitments and Contingent Liabilities (Note 4)

SHAREHOLDER'S EQUITY
Common stock, $100 par value, 30,000 shares
 authorized, 25,000 issued and outstanding                     2,500             2,500
Additional capital paid-in                                   116,750           116,750
Retained income                                               29,619            27,952
Accumulated other comprehensive income:
 Unrealized net capital gains                                  4,147             4,132
                                                        -------------     -------------
  Total accumulated other comprehensive income                 4,147             4,132
                                                        -------------     -------------
  Total shareholder's equity                                 153,016           151,334
                                                        -------------     -------------
  Total liabilities and shareholder's equity            $  7,645,721      $  7,507,203
                                                        -------------     -------------
                                                        -------------     -------------



See notes to consolidated financial statements.

                          LINCOLN BENEFIT LIFE COMPANY
                     CONSOLIDATED STATEMENTS OF OPERATIONS



                                                                        THREE MONTHS ENDED
                                                                            MARCH 31,
                                                       ----------------------------------------------------
($ in thousands)                                                 1998                       1997
                                                       -------------------------  -------------------------
                                                                           (UNAUDITED)

REVENUES
Net investment income                                          $   2,566                  $   2,462
Miscellaneous income                                                  13                          -
Realized capital gains and losses                                      -                          1
                                                                  ------                     ------
                                                                   2,579                      2,463
                                                                  ------                     ------

COSTS AND EXPENSES
Operating costs and expenses                                           -                         84
                                                                  ------                     ------
                                                                       -                         84

INCOME BEFORE INCOME TAX EXPENSE                                   2,579                      2,379
INCOME TAX EXPENSE                                                   912                        831
                                                                  ------                     ------

NET INCOME                                                     $   1,667                  $   1,548
                                                                  ------                     ------
                                                                  ------                     ------



See notes to consolidated financial statements.

                          LINCOLN BENEFIT LIFE COMPANY
                     CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                                      THREE MONTHS ENDED
                                                                          MARCH 31,
                                                       ------------------------------------------------
($ in thousands)                                                1998                     1997
                                                       -----------------------  -----------------------
                                                                         (UNAUDITED)

CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                    $   1,667                $   1,548
Adjustments to reconcile net income to net cash
 provided by (used in) operating activities
  Amortization and other non-cash items                              11                       17
  Realized capital gains and losses                                   -                       (1)
  Increase (decrease) in life-contingent contract
    benefits and contractholder funds                               213                     (160)
  Change in deferred income taxes                                  (147)                    (109)
  Changes in other operating assets and liabilities                 279                   (7,804)
                                                                -------                  -------
      Net cash provided by (used in) operating
        activities                                                2,023                   (6,509)
                                                                -------                  -------

CASH FLOWS FROM INVESTING ACTIVITIES
Investment collections
  Fixed income securities                                         1,792                    1,648
Investment purchases
  Fixed income securities                                        (3,070)                  (2,524)
  Real estate                                                         -                       (3)
Change in short-term investments, net                            (3,473)                      10
                                                                -------                  -------
      Net cash used in investing activities                      (4,751)                    (869)
                                                                -------                  -------

NET (DECREASE) IN CASH                                           (2,728)                  (7,378)
CASH AT BEGINNING OF YEAR                                         4,220                    7,852
                                                                -------                  -------
CASH AT END OF YEAR                                           $   1,492                $     474
                                                                -------                  -------
                                                                -------                  -------

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Noncash financing activity:
  Dividend-in-kind to Allstate Life Insurance Company         $       -                $     (10)
                                                                -------                  -------
                                                                -------                  -------



See notes to consolidated financial statements.

                          LINCOLN BENEFIT LIFE COMPANY



                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                                  (UNAUDITED)



1.  BASIS OF PRESENTATION



The accompanying consolidated financial statements include the accounts of Lincoln Benefit Life Company (the "Company") and its wholly owned subsidiary, Lincoln Benefit Financial Services, Inc. ("LBFS"), a registered broker-dealer. The Company is a wholly owned subsidiary of Allstate Life Insurance Company ("ALIC"), which is wholly owned by Allstate Insurance Company, a wholly owned subsidiary of The Allstate Corporation.



The consolidated financials statements and notes as of March 31, 1998 and for the three-month periods ended March 31, 1998 and 1997 are unaudited. The interim consolidated financial statements reflect all adjustments (consisting only of normal recurring accruals) which are, in the opinion of management, necessary for the fair presentation of the financial position, results of operations and cash flows for the interim periods. These consolidated financial statements and notes should be read in conjunction with the Company's audited consolidated financial statements and notes thereto for the year ended December 31, 1997. The results of operations for the interim period should not be considered indicative of results to be expected for the full year.



In March 1998, the Accounting Standards Executive Committee of the AICPA issued Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." The SOP provides guidance on accounting for the costs of computer software developed or obtained for internal use. Specifically, certain external, payroll and payroll related costs should be capitalized during the application development state of a project and depreciated over the computer software's useful life. The Company has adopted the SOP effective January 1, 1998.



2.  REINSURANCE



Premiums, contract charges, credited interest, policy benefits and certain expenses are primarily ceded to ALIC. The consolidated statements of operations is presented net of reinsurance transactions. Therefore, the amounts shown in the Company's consolidated statements of operations relate to the investment of those assets of the Company that are not transferred to ALIC under the reinsurance agreement. Reinsurance recoverable and contractholder funds are reported separately in the consolidated statements of financial position. The Company continues to have primary liability as the direct insurer for risks reinsured.



Investment income earned on the assets which support contractholder funds is not included in the Company's consolidated financial statements as those assets are owned and managed by ALIC under the terms of reinsurance agreements. The following amounts were ceded to ALIC under the reinsurance agreements.



                                                            THREE MONTHS ENDED
                                                                MARCH 31,
                                                       ----------------------------
                                                           1998           1997
                                                       -------------  -------------
Contract charges                                         $  24,569      $  21,587
Credited interest, policy benefits and expenses            123,098        132,348



3.  COMPREHENSIVE INCOME



Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income." Comprehensive Income is a measurement of all changes in shareholder's equity that result from transactions and other economic events other than transactions with shareholders. For the Company, these changes consist of changes in unrealized gains and losses of the investment portfolio. These amounts, presented as other comprehensive income, net of related taxes, are added to net income which results in comprehensive income. The cumulative amount of these changes is reported in the consolidated statements of financial position as accumulated other comprehensive income.

                          LINCOLN BENEFIT LIFE COMPANY



                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                                  (UNAUDITED)



The following summarizes the components of other comprehensive income on a pretax and after-tax basis for the three-month periods ended March 31,



                                                            1998                            1997
                                               ------------------------------   -----------------------------
                                                           INCOME                          INCOME
                                                            TAX       AFTER-                TAX       AFTER-
($ in thousands)                                PRETAX     EFFECT      TAX       PRETAX    EFFECT      TAX
                                               --------   --------   --------   --------  --------   --------
Unrealized capital gains and losses:
Unrealized holding gains (losses) arising
 during the period                                  23         (8)         15     (3,450)   1,208      (2,242)
Less: reclassification adjustment for
 realized net capital gains included in net
 income                                              -          -           -          1        -           1
                                               --------   --------   --------   --------  --------   --------
Other comprehensive income                     $    23    $    (8)   $     15   $ (3,451) $ 1,208    $ (2,243)
                                               --------   --------   --------   --------  --------   --------
                                               --------   --------              --------  --------
Net income                                                              1,667                           1,548
                                                                     --------                        --------
Comprehensive income                                                 $  1,682                        $   (695)
                                                                     --------                        --------
                                                                     --------                        --------



4.  REGULATION AND LEGAL PROCEEDINGS



The Company's insurance businesses are subject to the effects of a changing social, economic and regulatory environment. Public and regulatory initiatives have varied and have included efforts to adversely influence and restrict premium rates, restrict the Company's ability to cancel policies, impose underwriting standards and expand overall regulation. The ultimate changes and eventual effects, if any, of these initiatives are uncertain.



Various other legal and regulatory actions are currently pending that involve the Company and specific aspects of its conduct of business. In the opinion of managment, the ultimate liability, if any, in one or more of these actions in excess of amounts currently reserved is not expected to have a material effect on the results of operations, liquidity or financial position of the Company.

                                   APPENDIX A

                        PORTFOLIOS AND PERFORMANCE DATA

PERFORMANCE DATA

From time to time the Separate Account may advertise the Fidelity Money Market Subaccount's "yield" and "effective yield." Both yield figures are based on historical earnings and are not intended to indicate future performance. The "yield" of the Fidelity Money Market Subaccount refers to the net income earned by the Subaccount over the seven-day period stated in the advertisement. This income is then "annualized." That is, the amount of income earned during that week is assumed to be generated each week over a 52-week period and is shown as a percentage of the investment. The "effective yield" is calculated similarly but, when annualized, the income earned by the investment is assumed to be reinvested at the end of each seven-day period. The "effective yield" will be slightly higher than the "yield" because of the compounding effect of this assumed reinvestment. Neither the yield nor the effective yield takes into consideration the effect of any capital gains or losses that might have occurred during the seven day period, nor do they reflect the impact of any premium tax charge. The impact of other, recurring charges on both yield figures is, however, reflected in them to the same extent it would affect the yield (or effective yield) for a Contract of average size.

In addition, the Separate Account may advertise an annualized 30-day (or one month) yield figure for Subaccounts other than the Fidelity Money Market Subaccount. These yield figures are based upon the actual performance of the Subaccount over a 30-day (or one month) period ending on a date specified in the advertisement. Like the money market yield data described above, the 30-day (or one month) yield data will reflect the effect of all recurring Contract charges, but will not reflect any premium tax charge. The yield figure is derived from net investment gain (or loss) over the period expressed as a fraction of the investment's value at the end of the period.

The Separate Account may also advertise standardized and non-standardized "total return" data for its Subaccounts. Like the yield figures described above, total return figures are based on historical data and are not intended to indicate future performance. The standardized "total return" compares the value of a hypothetical investment made at the beginning of the period to the value of the same hypothetical investment at the end of the period. Recurring Contract charges are reflected in the standardized total return figures in the same manner as they are reflected in the yield data for Contracts funded through the Money Market Subaccount.

In addition to the standardized "total return," the Separate Account may advertise non-standardized "total return." Non-standardized total return is calculated in a similar manner and for the same time periods as the standardized total return. We assumed, however, an initial hypothetical investment of $75,000, because $75,000 is closer to the average Purchase Payment of a Contract which we expect to write. Standardized total return, on the other hand, assumes an initial hypothetical investment of $1,000. In addition, non-standardized total return does not reflect the effect of the contract maintenance charge, because we waive that charge on Contracts on which the Purchase Payments exceed $50,000. As a result, the return on a Contract that is subject to the contract maintenance charge will be less than the non-standardized total return calculated as described above.

The Separate Account may also disclose yield and non-standardized total return for time periods before the date the Separate Account commenced operations. In this case, performance data for the Subaccounts is calculated based on the performance of the Portfolios and assumes that the Subaccounts existed during the same time period as those of the Portfolios, with recurring Contract charges equal to those currently assessed against the Subaccounts.

Our advertisements may also compare the performance of our Subaccounts with: (a) certain unmanaged market indices, including but the Dow Jones Industrial Average, the Standard & Poor's 500, and the Shearson Lehman Bond Index; and/or
(b) other management investment companies with investment objectives similar to the underlying funds being compared. Our advertisements also may include the performance ranking assigned by various publications, including the Wall Street Journal, Forbes, Fortune, Money, Barron's, Business Week, USA Today, and statistical services, including Lipper Analytical Services Mutual Fund Survey, Lipper Annuity and Closed End Survey, the Variable Annuity Research Data Survey, and SEI.


The Contract charges are described in more detail on pages 27-31. We have described the computation of advertised performance data for the Separate Account in more detail on page S-15 of the Statement of Additional Information.

                                   APPENDIX B
                   ILLUSTRATION OF A MARKET VALUE ADJUSTMENT

Purchase Payment:          $40,000.00

Guarantee Period:          5 Years

Guaranteed Interest Rate:  5% Annual Effective Rate

5-year Treasury Rate at
Time of Purchase Payment:  6.0%

The following examples illustrate how the Market Value Adjustment may affect the values of a Contract upon a withdrawal. The 5% assumed Guaranteed Interest Rate is the rate required to be used in the "Summary of Expenses." In these examples, the withdrawal occurs one year after the Issue Date. The Market Value Adjustment operates in a similar manner for transfers.

Assuming that the entire $40,000.00 Purchase Payment is allocated to the Guaranteed Maturity Fixed Account for the Guarantee Period specified above, at the end of the five-year Guarantee Period the Contract Value would be $51,051.26. After one year, when the withdrawals occur in these examples, the Contract Value would be $42,000.00. We have assumed that no prior partial withdrawals or transfers have occurred.

The formula that we use to determine the amount of the Market Value Adjustment is:

 .9 X (I-J) X N,

where:         I          =      the Treasury Rate for a maturity equal to the relevant Guarantee Period for the week preceding the beginning of the Guarantee Period;

               J          =      the Treasury Rate for a maturity equal to the relevant Guarantee Period for the week preceding our receipt of your withdrawal request, death benefit request, transfer request, or annuity option request; and

               N          =      the number of whole and partial years from the date we receive your request until the end of the relevant Guarantee Period.

We will base the Market Value Adjustment on the then current Treasury Rate for a maturity corresponding in length to the relevant Guarantee Period.

EXAMPLE OF A DOWNWARD MARKET VALUE ADJUSTMENT

A downward Market Value Adjustment results from a full or partial withdrawal that occurs when interest rates have increased. Assume interest rates have increased one year after the Purchase Payment, such that the five-year Treasury Rate is now 6.5%. Upon a withdrawal, the market value adjustment factor would be:

    .9 X (.06 - .065) X 4 = -.0180

The Market Value Adjustment is a reduction of $756.00 from the amount withdrawn:

        $756.00 = -.0180 X $42,000.00

As a result, the net amount payable to you would be:

            $41,244.00 = $42,000.00 - $756.00

EXAMPLE OF AN UPWARD MARKET VALUE ADJUSTMENT

An upward Market Value Adjustment results from a withdrawal that occurs when interest rates have decreased. Assume interest rates have decreased one year after the Purchase Payment, such that the five-year Treasury Rate is now 5.5%. Upon a withdrawal, the market value adjustment factor would be:

    .9 X (.06 - .055) X 4 = .0180(1)

The Market Value Adjustment would increase the amount withdrawn by $756.00, as follows:

        $756.00 = .0180 X $42,000.00

As a result, the net amount payable to you would be:

            $42,756.00 = $42,000.00 + $756.00

------------------------

(1)Actual calculation utilizes ten decimal places.

EXAMPLE OF A PARTIAL WITHDRAWAL

If you request a partial withdrawal from a Guarantee Period, we can either (1) withdraw the specified amount of Contract Value and pay you that amount as adjusted by any applicable Market Value Adjustment or (2) pay you the amount requested, and subtract an amount from your Contract Value that equals the requested amount after application of the Market Value Adjustment. Unless you instruct us otherwise, when you request a partial withdrawal we will assume that you wish to receive the amount requested. We will make the necessary calculations and on your request provide you with a statement showing our calculations.

For example, if in the first example above you wished to receive $20,000 as a partial withdrawal, we would perform the following calculations:

Let        A          =          the amount to be withdrawn from your Contract Value; and
           B          =          the amount of the applicable Market Value Adjustment

Then       A + B = $20,000,
           -.0180 X A = B, and
           A = $20,000 / (1 -.0180) = $20,366.60

Accordingly, we would pay you $20,000 and subtract $20,366.60 from your Contract Value. The Market Value Adjustment would be a subtraction of $366.60.

If, however, in the same example, you wished to withdraw $20,000 from your Contract Value and receive the adjusted amount, we would perform the following calculations:

Let        A          =          the amount to be paid to you; and
           B          =          the amount of the applicable Market Value Adjustment

Then       $20,000 + B = A,
           -.0180 X $20,000 = -$360.00 = B, and
           A = $20,000 - $360.00 = $19,640.00


Accordingly, we would pay you $19,640.00 and subtract $20,000.00 from your Contract Value. The Market Value Adjustment would be a subtraction of $360.00

                      STATEMENT OF ADDITIONAL INFORMATION

        FLEXIBLE PREMIUM INDIVIDUAL DEFERRED VARIABLE ANNUITY CONTRACTS

                 LINCOLN BENEFIT LIFE VARIABLE ANNUITY ACCOUNT

                    DEPOSITOR: LINCOLN BENEFIT LIFE COMPANY

This Statement of Additional Information is not a prospectus. You should also read the prospectus relating to the annuity contracts described above. You may obtain a copy of the prospectus without charge by calling us at 1-800-865-5237 or writing to us at the following address:

                          Lincoln Benefit Life Company
                                 P.O. Box 82532
                          Lincoln, Nebraska 68501-2532

              The date of this Statement of Additional Information

                and of the related Prospectus is: July 23, 1998.


                               TABLE OF CONTENTS

                                                       PAGE
                                                       -----
THE CONTRACT......................................       S-2
    ANNUITY PAYMENTS..............................       S-2
    ANNUITY UNIT VALUE............................       S-3
    ILLUSTRATIVE EXAMPLE OF VARIABLE ANNUITY
     PAYMENTS.....................................       S-4

ADDITIONAL FEDERAL INCOME TAX INFORMATION.........       S-4
    DIVERSIFICATION -- SEPARATE ACCOUNT
     INVESTMENTS..................................       S-4
    OWNER CONTROL.................................       S-5
    MULTIPLE CONTRACTS............................       S-5
    QUALIFIED PLANS...............................       S-5

SEPARATE ACCOUNT PERFORMANCE......................       S-7

EXPERTS...........................................      S-15

FINANCIAL STATEMENTS..............................      S-15

                                  THE CONTRACT

ANNUITY PAYMENTS

The amount of your annuity payments will depend on the following factors:

    (a) the amount of your Contract Value on the Valuation Date next preceding the Annuity Date, minus any applicable premium tax charge and adjusted by any applicable Market Value Adjustment;

    (b) the Payment Option you have selected;

    (c) the payment frequency you have selected;

    (d) the age and, in some cases, the sex of the Annuitant and any Joint Annuitant; and

    (e) for Variable Annuity Payments only, the investment performance after the Annuity Date of the Subaccounts you have selected.

INITIAL MONTHLY ANNUITY PAYMENT

For both Fixed and Variable Annuity payments, we determine the amount of your initial annuity payment as follows. First, we subtract any applicable premium tax charge from your Contract Value on the Valuation Date next preceding the Annuity Date. We will also increase or decrease your Fixed Account balance by any applicable Market Value Adjustment. Next, we apply that amount to the Payment Option you have selected. For Fixed Annuity payments, we will use either the Payment Option Tables in the Contract or our annuity tables in effect for single premium immediate annuities at the time of the calculation, whichever table is more favorable to the payee. For Variable Annuity payments, we will use the Payment Option tables in the Contract (which reflect the assumed investment rate of 3.5% which is used in calculating subsequent Variable Annuity payments, as described below). The tables show the amount of the periodic payment a payee could receive based on $1,000 of Contract Value. To determine the initial payment amount, we divide your Contract Value, adjusted as described above, by $1,000 and multiply the result by the relevant annuity factor for the Annuitant's age and sex (if we are permitted to consider that factor) and the frequency of the payments you have selected.

In some states and under certain Qualified Plans and other employer-sponsored employee benefit plans, we are not permitted to take the Annuitant's sex into consideration in determining the amount of periodic annuity payments. In those states, we use the same annuity table for men and women.

SUBSEQUENT MONTHLY PAYMENTS

For a Fixed Annuity, the amount of the second and each subsequent monthly annuity payment is usually the same as the first monthly payment. However, after the Annuity Date you will have a limited ability to increase your Fixed Annuity payments by making transfers from the Subaccounts, as described in "Transferred after the Annuity Date" on page S-3 below. After each such transfer, however, your subsequent annuity payments will remain at the new level until and unless you make an additional transfer to your Fixed Annuity payments.

For a Variable Annuity, the amount of the second and each subsequent monthly payment will vary depending on the investment performance of the Subaccounts to which you allocated your Contract Value. We calculate separately the portion of the monthly annuity payment attributable to each Subaccount you have selected as follows. When we calculate your initial annuity payment, we also will determine the number of Annuity Units in each Subaccount to allocate to your Contract for the remainder of the Annuity Period. For each Subaccount, we divide the portion of the initial annuity payment attributable to that Subaccount by the Annuity Unit Value for that Subaccount on the Valuation Date next preceding the Annuity Date. The number of Annuity Units so determined for your Contract is fixed for the duration of the Annuity Period. We will determine the amount of each subsequent monthly payment attributable to each Subaccount by multiplying the number of Annuity Units allocated to your Contract by the Annuity Unit Value for that Subaccount as of the Valuation Period next preceding the date on which the annuity payment is due. Since the number of Annuity Units is fixed, the amount of each subsequent Variable Annuity payment will reflect the investment performance of the Subaccounts elected by you.

TRANSFERS AFTER THE ANNUITY DATE

The Contract provides that during the Annuity Period, you may make transfers among the Subaccounts or increase the proportion of your annuity payments consisting of Fixed Annuity payments. We will effect a transfer among the Subaccounts at their Annuity Unit Value next determined after we receive your instructions. After the transfer, your subsequent Variable Annuity payments will be based on your new Annuity Unit balances. If you wish to transfer value from the Subaccounts to increase your Fixed Annuity payments, we will determine the amount of your additional Fixed Annuity payments as follows.

First, we will determine the Annuitized Value represented by the Annuity Units that you wish to apply to a Fixed Annuity payment. Then, we will apply that amount to the appropriate factor for the Payment Option you have selected, using either the Payment Option Tables in the Contract or our annuity tables for single premium immediate annuities at the time of the calculation, whichever table is more favorable to the payee.

ANNUITY UNIT VALUE

We determine the value of an Annuity Unit independently for each Subaccount. Initially, the Annuity Unit Value for each Subaccount was set at $100.00.

The Annuity Unit Value for each Subaccount will vary depending on how much the actual net investment return of the Subaccount differs from the assumed investment rate that was used to prepare the annuity tables in the Contract. Those annuity tables are based on a 3.5% per year assumed investment rate. If the actual net investment rate of a Subaccount exceeds 3.5%, the Annuity Unit Value will increase and Variable Annuity payments derived from allocations to that Subaccount will increase over time. Conversely, if the actual rate is less than 3.5%, the Annuity Unit Value will decrease and the Variable Annuity payments will decrease over time. If the net investment rate equals 3.5%, the Annuity Unit Value will stay the same, as will the Variable Annuity payments. If we had used a higher assumed investment rate, the initial monthly payment would be higher, but the actual net investment rate would also have to be higher in order for annuity payments to increase (or not to decrease).

For each Subaccount, we determine the Annuity Unit Value for any Valuation Period by multiplying the Annuity Unit Value for the immediately preceding Valuation Period by the Net Investment Factor for the current Valuation Period. The result is then divided by a second factor which offsets the effect of the assumed net investment rate of 3.5% per year.

The Net Investment Factor measures the net investment performance of a Subaccount from one Valuation Date to the next. The Net Investment Factor may be greater or less than or equal to one; therefore, the value of an Annuity Unit may increase, decrease or remain the same.

To determine the Net Investment Factor for a Subaccount for a Valuation Period, we divide (a) by (b), and then subtract (c) from the result, where:

        (a) is the total of:

           (1) the net asset value of a Portfolio share held in the Subaccount determined as of the Valuation Date at the end of the Valuation Period; plus

           (2) the per share amount of any dividend or other distribution declared by the Portfolio for which the "ex-dividend" date occurs during the Valuation Period; plus or minus

           (3) a per share credit or charge for any taxes which we paid or for which we reserved during the Valuation Period and which we determine to be attributable to the operation of the Subaccount. As described in the prospectus, currently we do not pay or reserve for federal income taxes;

        (b) is the net asset value of the Portfolio share determined as of the Valuation Date at the end of the preceding Valuation Period; and

        (c) is the mortality and expense risk charge and the administrative expense risk charge.

ILLUSTRATIVE EXAMPLE OF ANNUITY UNIT VALUE CALCULATION

Assume that one share of a given Subaccount's underlying Portfolio had a net asset value of $11.46 as of the close of the New York Stock Exchange ("NYSE") on a Tuesday; that its net asset value had been $11.44 at the close of the NYSE on Monday, the day before; and that no dividends or other distributions on that share had been made during the intervening Valuation Period. The Net Investment Factor for the Valuation Period ending on Tuesday's close of the NYSE is calculated as follows:

        Net Investment Factor = ($11.46/$11.44) - 0.0000384 = 1.0017099

The amount subtracted from the ratio of the two net asset values (0.0000384) is the daily equivalent of the annual asset-based expense charges against the Subaccount of 1.40%.

In the example given above, if the Annuity Unit value for the Subaccount was $101.03523 on Monday, the Annuity Unit Value on Tuesday would have been:

    $101.03523 X
      1.0017099
--------------------       =      $101.19832
      1.0000943

ILLUSTRATIVE EXAMPLE OF VARIABLE ANNUITY PAYMENTS

Assume that a male Contract owner, P, owns a Contract in connection with which P has allocated all of his Contract Value to a single Subaccount. P is also the sole Annuitant. At age 60, P chooses to annuitize his Contract under Option B, Life and 10 Years Certain. As of the last Valuation Date preceding the Annuity Date, P's Account was credited with 7543.2456 Accumulation Units each having a value of $15.432655. Accordingly, P's Account Value at that Date is equal to 7543.2456 x $15.432655 = $116,412.31. There are no premium tax charges payable upon annuitization. Assume also that the Annuity Unit Value for the Subaccount at that same Date is $132.56932, and that the Annuity Unit Value on the Valuation Date immediately prior to the second annuity payment date is $133.27695.

P's first Variable Annuity payment is determined from the annuity rate tables in P's Contract, using the information assumed above. The tables supply monthly annuity payments for each $1,000 of applied Contract Value. Accordingly, P's first Variable Annuity payment is determined by multiplying the monthly installment of $5.44 by the result of dividing P's Account Value by $1,000:

             First Payment = $5.44 X ($116,412.31/$1,000) = $633.28

The number of P's Annuity Units is also determined at this time. It is equal to the amount of the first Variable Annuity payment divided by the value of an Annuity Unit at the Valuation Date immediately prior to annuitization:

            Annuity Units = $633.28 DIVIDED BY $132.56932 = 4.77697

P's second Variable Annuity payment is determined by multiplying the number of Annuity Units by the Annuity Unit value as of the Valuation Date immediately prior to the second payment due date:

                Second Payment = 4.77697 X $133.27695 = $636.66

P's third and subsequent Variable Annuity payments are computed in the same manner.

The amount of the first Variable Annuity payment depends on the Contract Value in the relevant Subaccount on the Annuity Date. Thus, it reflects the investment performance of the Subaccount net of fees and charges during the Accumulation Period. The amount of the first Variable Annuity payment determines the number of Annuity Units allocated to P's Contract for the Annuity Period. That number will remain constant throughout the Annuity Period, unless the Contract owner makes a transfer. The amount of the second and subsequent Variable Annuity payments depends on changes in the Annuity Unit Value, which will continuously reflect changes in the net investment performance of the Subaccount during the Annuity Period.

                   ADDITIONAL FEDERAL INCOME TAX INFORMATION

DIVERSIFICATION -- SEPARATE ACCOUNT INVESTMENTS

Section 817(h) of the Tax Code requires that the underlying assets of variable annuity contracts be diversified. The Tax Code provides that a variable annuity contract will not be treated as an annuity contract for federal income tax purposes for any period and any subsequent period for which the investments are not adequately diversified. If the Contract were disqualified for this reason, you would lose the tax deferral advantages of the Contract and would be subject to current federal income taxes on all earnings allocable to the Contract.

The Tax Code provides that annuity contracts such as the Contracts meet the diversification requirements if, as of the close of each quarter, the underlying assets meet the diversification standards for a regulated investment company, and no more than 55% of the total assets consist of cash, cash items, U.S. Government securities and securities of other regulated investment companies. For purposes of determining whether or not the diversification standards of
Section 817(h) of the Tax Code have been met, each United States government agency or instrumentality is treated as a separate issuer.

The United States Treasury Department (the "Treasury Department") also has issued regulations that establish diversification requirements for the investment accounts underlying variable contracts such as the Contracts. These regulations amplify the diversification requirements set forth in the Tax Code and provide an alternative to the provision described above. Under these regulations, an investment account will be deemed adequately diversified if: (1) no more than 55% of the value of the total assets of the account is represented by any one investment; (2) no more than 70% of the value of the total assets of the account is represented by any two investments; (3) no more than 80% of the value of the total assets of the account is represented by any three investments; and (4) no more than 90% of the value of the total assets of the account is represented by any four investments.

These diversification standards are applied to each Subaccount of the Separate Account by applying them to the investments of the Portfolio underlying the Subaccount. One of our criteria in selecting the Portfolios is that their investment managers intend to manage them in compliance with these diversification requirements.

OWNER CONTROL

In certain circumstances, variable annuity contract owners will be considered the owners, for tax purposes, of Separate Account assets underlying their contracts. In those circumstances, the contract owners could be subject to taxation on the income and gains from the Separate Account assets.

In published rulings, the Internal Revenue Service has stated that a variable annuity contract owner will be considered the owner of separate account assets, if the owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. When the diversification regulations were issued, the Treasury Department announced that in the future it would provide guidance on the extent to which variable contract owners could direct their investments among subaccounts without being treated as owners of the underlying assets of the Separate Account. As of the date of this prospectus, no such guidance has been issued.

The ownership rights under the Contract are similar in many respects to those described in IRS rulings in which the contract owners were not deemed to own the separate account assets. In some respects, however, they differ. For example, under the Contract you have many more investment options to choose from than were available under the contracts involved in the published rulings, and you may be able to transfer Contract Value among the investment options more frequently than in the published rulings. Because of these differences, it is possible that you could be treated as the owner, for tax purposes, of the Portfolio shares underlying your Contract and therefore subject to taxation on the income and gains on those shares. Moreover, it is possible that the Treasury's position, when announced, may adversely affect the tax treatment of existing contracts. We therefore reserve the right to modify the Contract as necessary to attempt to prevent you from being considered the owner for tax purposes of the underlying assets.

MULTIPLE CONTRACTS

Under Federal tax law, if you purchase more than one annuity contract within a calendar year from us or our affiliates, those contracts are treated as one annuity contract for purposes of determining the tax consequences of any distribution. As a result, you might pay more in taxes than you would if you had purchased each contract in a different calendar year. You should consult your tax adviser before purchasing more than one annuity contract in any calendar year.

QUALIFIED PLANS

We intend the Contracts offered by the prospectus to be suitable for use under various types of Qualified Plans. If you acquired your Contract under a Qualified Plan, your taxation will depend upon the specific type of plan and the specific terms and conditions of the plan. In addition, benefits under a Qualified Plan will depend on the specific terms and conditions of the Plan. If the terms and conditions of your Contract differ from the terms and conditions of the Plan under which your Contract was issued, the provisions of the Plan are controlling.

When we issue Contracts pursuant to Qualified Plans, we include special Contract provisions that may differ from some of the Contract provisions that may otherwise be available and are described in this prospectus. For example, Contracts issued pursuant to Qualified Plans generally are not transferable except upon surrender or annuitization. You may also be required to pay penalty tax or excise tax on contributions or distributions that violate applicable limitations. Furthermore, certain withdrawal penalties and restrictions may apply to surrenders from Contracts issued under Qualified Plans.

Following are general descriptions of the types of Qualified Plans with which the Contracts may be used. These descriptions may not include all of the information you would like to know about a particular type of Qualified Plan. Moreover, we do not intend to provide you with advice about the advantages or disadvantages of particular types of Plans or whether you should purchase a Contract offered under a particular type of Qualified Plan. For more detailed information or advice, you should consult the plan documents and/or a qualified adviser. The tax rules regarding Qualified Plans are very complex and will have differing applications depending on your individual circumstances. Anyone considering establishing a Qualified Plan or purchasing a Contract issued under a Qualified Plan should obtain advice as to the tax treatment and suitability of the Plan or an investment under the Plan.

    (a) H.R. 10 PLANS

    Section 401 of the Tax Code permits self-employed individuals to establish Qualified Plans for themselves and their employees. This type of plan is commonly referred to as an "H.R. 10" or "Keogh" Plan. Contributions made to the Plan for the benefit of the employees will not be included in the employees' gross income until distributed from the Plan. The tax consequences to employers will depend upon the particular Plan design. However, the Tax Code contains requirements and limits for items such as: amounts of allowable contributions; form, manner and timing of distributions; vesting and nonforfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, withdrawals and surrenders.

    (b) TAX-SHELTERED ANNUITIES

    Section 403(b) of the Tax Code permits the purchase of "Tax-Sheltered Annuities" by public schools and certain charitable, educational and scientific organizations described in Section 501(c)(3) of the Tax Code. These qualifying employers may make contributions to the Contracts for the benefit of their employees. Contributions made to the Plan for the benefit of the employees will not be included in the employees' gross income until distributed from the Plan. The amount of employer contributions may not exceed certain limits imposed by the Tax Code. Furthermore, the Tax Code sets forth additional restrictions governing such items as transferability, distributions, nondiscrimination and withdrawals.

    (c) INDIVIDUAL RETIREMENT ANNUITIES

    Section 408(b) of the Tax Code permits eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" ("IRA"). Contributions to an IRA are deductible from the individual's gross income. The annual contribution may not exceed a specified amount. IRAs are subject to limitations and requirements as to eligibility, contributions, transferability and distributions. In addition, the Tax Code requires that certain informational disclosure be given to persons who wish to establish an IRA.

    (d) SAVINGS INCENTIVE MATCH PLANS FOR EMPLOYEES (SIMPLE PLANS)

    Sections 408(p) and 401(k) of the Tax Code allow employers with 100 or fewer employees to establish SIMPLE retirement plans for their employees. SIMPLE plans may be structured as a SIMPLE retirement account using an employee's IRA to hold the assets or as a Section 401(k) qualified cash or deferred arrangement. In general, a SIMPLE plan consists of a salary deferral program for eligible employees and matching or nonelective contributions made by employers.

    (e) SIMPLIFIED EMPLOYEE PENSION PLANS

    Section 408(k) of the Tax Code allows employers to establish simplified employee pension plans for their employees using the employees' IRAs. Under these plans the employer may, within specified limits, make deductible contributions on behalf of the employees to their IRAs.

    Employers should consider that an IRA generally may not provide life insurance, but it may provide a death benefit that equals the greater of the premiums paid and the contract's cash value. The Contract provides a death benefit that in certain circumstances may exceed the greater of the premium payments and the Contract Value. It is possible that the Death Benefit could be viewed as violating the prohibition on investment in life insurance contracts with the result that the Contract would not be viewed as satisfying the requirements of an IRA.

    (f) CORPORATE PENSION AND PROFIT-SHARING PLANS

    Sections 401(a) and 401(k) of the Tax Code permit corporate employers to establish various types of retirement plans for employees. These retirement plans may permit the purchase of the Contracts to provide benefits under the plan. Contributions to the plan for the benefit of employees are not included in the gross income of the employee until distributed from the plan. The tax consequences to employers will depend upon the particular plan design. However, the Tax Code places limitations on all plans on items such as amount of allowable contributions; form, manner and timing of distributions; vesting and nonforfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, withdrawals and surrenders.

    (g) DEFERRED COMPENSATION PLANS -- SECTION 457

    Section 457 of the Tax Code provides that governmental and certain other tax exempt employers may establish deferred compensation plans for the benefit of their employees and that these plans may invest in annuity contracts. While Section 457 plans generally are not considered "Qualified Plans", as that term usually is used, the tax benefits are similar. Under these plans, contributions made for the benefit of the employees are not included in the employees' gross income until distributed from the plan. However, all the deferred compensation remains solely the property of the employer, subject only to the claims of the employer's general creditors, until it is distributed to an employee or a beneficiary, until December 31, 1998, or such earlier date as may be established by plan amendment. However, amounts deferred under a Section 457 plan created on or after August 20, 1996 and amounts deferred under any Section 457 plan after

    December 31, 1998 must be held in trust, custodial account or annuity contract for the exclusive benefit of plan participants and their beneficiaries. The Tax Code establishes limitations and restrictions on eligibility, contributions, and distributions.

    (h) ROTH INDIVIDUAL RETIREMENT ANNUITIES -- SECTION 408A

    Section 408A of the Tax Code permits eligible individuals to make nondeductible contributions to an individual retirement program known as a Roth Individual Retirement Annuity. Section 408A includes limits on how much you may contribute to a Roth Individual Retirement Annuity and when distributions may commence. Qualified distributions from Roth Individual Retirement Annuities are excluded from taxable gross income. "Qualified distributions" are distributions which (a) are made more than five years after the taxable year of the first contribution to the Roth Individual Retirement Annuity, and (b) meet any of the following conditions: (1) the annuity owner has reached age 59 1/2; (2) the distribution is paid to a beneficiary after the owner's death; (3) the annuity owner is disabled; or
    (4) the distribution will be used for a first time home purchase. (Qualified distributions for first time home purchases may not exceed $10,000.) Nonqualified distributions are includible in taxable gross income only to the extent that they exceed the contributions made to the Roth Individual Retirement Annuity. The taxable portion of a nonqualified distribution may be subject to the 10% penalty tax.

    Subject to certain limitations, you may convert a traditional Individual Retirement Account or Annuity to a Roth Individual Retirement Annuity. You will be required to include the taxable portion of the conversion in your taxable gross income, but you will not be required to pay the 10% penalty tax.

                          SEPARATE ACCOUNT PERFORMANCE

Performance data for the various Subaccounts are computed in the manner described below.

FIDELITY MONEY MARKET SUBACCOUNT

The current yield is the annual yield on the Fidelity Money Market Subaccount assuming no reinvestment of dividends and excluding all realized or unrealized capital gains. We compute current yield by first determining the Base Period Return on a hypothetical Contract having a balance of one Accumulation Unit at the beginning of a 7 day period using the formula:

Base Period Return = (EV-SV)/(SV)

    where:

        SV = value of one Accumulation Unit at the start of a 7 day period EV = value of one Accumulation Unit at the end of the 7 day period

We determine the value of the Accumulation Unit at the end of the period (EV)
by:

    (1) adding, to the value of the Unit at the beginning of the period (SV), the investment income from the underlying Variable Insurance Products Fund Money Market Portfolio attributed to the Unit over the period; and

    (2) subtracting, from the result, the sum of:

       (a) the portion of the annual Mortality and Expense Risk and Administrative Expense Charges allocable to the 7 day period (obtained by multiplying the annually-based charges by the fraction 7/365); and

       (b) a prorated portion of the annual contract maintenance charge of $35 per Contract. The contract maintenance charge is allocated among the Subaccounts in proportion to the total Contract Values similarly allocated. The charge is further reduced, for purposes of the yield computation, by multiplying it by the ratio that the value of the hypothetical Contract bears to the value of an account of average size for Contracts funded by the Fidelity Money Market Subaccount. The Charge is then multiplied by the fraction 7/365 to arrive at the portion attributable to the 7 day period.

The current yield is then obtained by annualizing the Base Period Return:

                 Current Yield = (Base Period Return) X (365/7)

The Fidelity Money Market Subaccount also quotes an "effective yield". Effective yield differs from current yield in that effective yield takes into account the effect of dividend reinvestment. The effective yield, like the current yield, is derived from the Base Period Return over a 7 day period. However, the effective yield accounts for the reinvestment of dividends in the Variable Insurance Products Fund Money Market Portfolio by compounding the current yield according to the formula:

      Effective Yield = [(Base Period Return + 1)TO THE POWER OF 365/7-1].

Net investment income for yield quotation purposes will not include either realized capital gains and losses or unrealized appreciation and depreciation, whether reinvested or not. The yield quotations also do not reflect any impact of premium tax charges or transfer fees.

The yields quoted do not represent the yield of the Fidelity Money Market Subaccount in the future, because the yield is not fixed. Actual yields will differ depending on the type, quality and maturities of the investments held by the Variable Insurance Products Fund Money Market Portfolio and changes in interest rates on those investments. In addition, your yield also will be affected by factors specific to your Contract. For example, if your account is smaller than average, your yield will be lower, because the fixed dollar expense charges will affect the yield on small accounts more than they will affect the yield on larger accounts.

Yield information may be useful in reviewing the performance of the Fidelity Money Market Subaccount and for providing a basis for comparison with other investment alternatives. However, the Fidelity Money Market Subaccount's yield may vary on a daily basis, unlike bank deposits or other investments that typically pay a fixed yield for a stated period of time.

The Fidelity Money Market Portfolio's yield for the seven-day period ended December 31, 1997 was 4.01% and the effective yield for the same seven-day period was 4.09%.

OTHER SUBACCOUNTS

We compute the performance of the other Subaccounts in terms of an annualized "yield" and/or as "total return".

YIELD

Yield will be expressed as an annualized percentage based on the Subaccount's performance over a stated 30-day (or one month) period. The annualized yield figures will reflect all recurring Contract charges and will not reflect transfer fees or premium tax charges. To arrive at the yield percentage over the 30-day (or one month) period, the net income per Accumulation Unit of the Subaccount during the period is divided by the value of an Accumulation Unit as of the end of the period. The yield figure is then annualized by assuming monthly compounding of the 30-day (or one month) figure over a six-month period and then doubling the result.

    The formula used in computing the yield figure is:

                     2 X ( ((a-b) + 1)TO THE POWER OF SIX - 1)
     Yield   =                -----------------------
                                         cd

    where:

        a      =      net investment income earned during the period by the underlying Portfolio attributable to its shares held in the Subaccount;
        b      =      expenses accrued for the period (net of reimbursements);
        c      =      average daily number of Accumulation Units outstanding during the period; and
        d      =      the net asset value of an Accumulation Unit on the last day of the period.

These yield figures reflect all recurring Contract charges, as described in the explanation of the yield computation for the Fidelity Money Market Subaccount. Like the Fidelity Money Market Subaccount's yield figures, the yield figures for the other Subaccounts are based on past performance and should not be taken as predictive of future results.

STANDARDIZED TOTAL RETURN

Standardized total return for a Subaccount represents a single computed annual rate of return that, when compounded annually over a specified time period (one, five, and ten years, or since inception) and applied to a hypothetical initial investment in a Contract funded by that Subaccount made at the beginning of the period, will produce the same Contract

Value at the end of the period that the hypothetical investment would have produced over the same period. The standardized total rate of return (T) is computed so that it satisfies the following formula:

                                        n
                                  P(1+T) = ERV

where:

        P      =      a hypothetical initial payment of $1,000
        T      =      average annual total return
        n      =      number of years
      ERV      =      ending redeemable value of a hypothetical $1,000 payment made at the beginning of the one, five, or ten year period as of the end of the period (or fractional portion thereof).

The standardized total return figures reflect the effect of both non-recurring and recurring charges, as discussed herein. Recurring charges are taken into account in a manner similar to that used for the yield computations for the Fidelity Money Market Subaccount, described above. The effect of the contract maintenance charge on your account usually will differ from that assumed in the computation, due to differences between most actual allocations and the assumed one, as well as differences due to varying account sizes. Accordingly, your total return on an investment in the Subaccount over the same time periods usually would have differed from those produced by the computation. As with the Fidelity Money Market and other Subaccount yield figures, standardized total return figures are based on historical data and are not intended to be a projection of future performance.

NON-STANDARDIZED TOTAL RETURN

Non-standardized total return for a Subaccount represents a single computed annual rate of return that, when compounded annually over a specified time period (one, five, and ten years, or since inception) and applied to a hypothetical initial investment in a Contract funded by that Subaccount made at the beginning of the period, will produce the same Contract Value at the end of the period that the hypothetical investment would have produced over the same period. The total rate of return (T) is computed so that it satisfies the formula:

                                        n
                                  P(1+T) = ERV

where:

        P      =      a hypothetical initial payment of $75,000
        T      =      average annual total return
        n      =      number of years
      ERV      =      ending redeemable value of a hypothetical $75,000 payment made at the beginning of the one, five, or ten year period as of the end of the period (or fractional portion thereof).

Our non-standardized total return differs standardized total return in that in calculating non-standardized total return, we assumed an initial hypothetical investment of $75,000. We chose $75,000, because it is closer to the average Purchase Payment for a Contract that we expect to write. For standardized total return, we used an initial hypothetical investment of $1,000, as required by SEC regulations. The non-standardized total return figures reflect the effect of recurring charges, as discussed herein. The non-standardized total return figures, however, do not reflect the contract maintenance charge, which is waived on Contracts on which the Purchase Payments exceed $50,000. Accordingly, if your Contract is subject to the contract maintenance charge, your total return on an investment in the Subaccount over the same time periods usually will be less than those produced by the computation. The amount of the difference will depend on factors such as the difference between the actual allocation and the assumed allocation, as well as varying account sizes. As with the standardized total return figures, non-standardized total return figures are based on historical data and are not intended to be a projection of future performance.

TIME PERIODS BEFORE THE DATE THE SEPARATE ACCOUNT COMMENCED OPERATIONS

The Separate Account may also disclose yield and non-standardized total return for time periods before the Separate Account commenced operations. This performance data is based on the actual performance of the Portfolios since their inception, adjusted to reflect the effect of the recurring Contract charges at the rates currently charged against the Subaccounts.

TABLES OF TOTAL RETURN QUOTATIONS

The following tables include standardized average annual total return and non-standardized total return for various periods as of December 31, 1997.

               STANDARDIZED TOTAL RETURN AS OF DECEMBER 31, 1997
                         ASSUMING CONTRACT SURRENDERED


                                                                             AVERAGE ANNUAL TOTAL RETURN (3)
                                                                ----------------------------------------------------------
                                                    INCEPTION                                                    SINCE
                                                     DATE (2)     1 YEAR (%)     5 YEAR (%)    10 YEAR (%)   INCEPTION (%)
                                                    ----------  --------------   -----------   -----------   -------------
JANUS
  Flexible Income.................................    1/2/94        10.21%         N/A           N/A           9.08%
  Balanced (4)....................................    1/2/94        22.40%         N/A           N/A           13.93%
  Growth (4)......................................    1/2/94        21.04%         N/A           N/A           16.45%
  Aggressive Growth (4)...........................    1/2/94        11.10%         N/A           N/A           14.69%
  Worldwide Growth (4)............................    1/2/94        20.45%         N/A           N/A           17.76%
FEDERATED
  Utility II (4)..................................   2/11/94        24.57%         N/A           N/A           12.92%
  U.S. Gov't II (4)...............................   3/28/94         7.07%         N/A           N/A           4.87%
  High Income Bond (4)............................    3/1/94        12.25%         N/A           N/A           9.74%
FIDELITY VIP
  Money Market (1)................................    1/2/94         N/A           N/A           N/A            N/A
  Equity Income (4)...............................    1/2/94        26.33%         N/A           N/A           19.05%
  Growth (4)......................................    1/2/94        21.76%         N/A           N/A           16.25%
  Overseas (4)....................................    1/2/94        10.00%         N/A           N/A           7.30%
FIDELITY VIP II
  Asset Manager (4)...............................    1/2/94        18.97%         N/A           N/A           9.49%
  Contrafund (4)..................................    1/3/95        22.42%         N/A           N/A           20.43%
  Index 500.......................................   2/17/98         N/A           N/A           N/A            N/A
ALGER AMERICAN
  Income and Growth...............................   2/17/98         N/A           N/A           N/A            N/A
  Small Capitalization............................   2/17/98         N/A           N/A           N/A            N/A
  Growth..........................................   2/17/98         N/A           N/A           N/A            N/A
  MidCap..........................................   2/17/98         N/A           N/A           N/A            N/A
  Leveraged AllCap (4)............................   2/17/98         N/A           N/A           N/A            N/A
SCUDDER
  Bond............................................    1/2/94         7.58%         N/A           N/A           4.55%
  Balanced........................................    1/2/94        22.48%         N/A           N/A           13.13%
  Growth and Income...............................     N/A           N/A           N/A           N/A            N/A
  Global Discovery................................     N/A           N/A           N/A           N/A            N/A
  International...................................     N/A           N/A           N/A           N/A            N/A
STRONG
  Discovery II....................................     N/A           N/A           N/A           N/A            N/A
  Opportunity II..................................     N/A           N/A           N/A           N/A            N/A
  Growth II.......................................     N/A           N/A           N/A           N/A            N/A
T. ROWE PRICE INTERNATIONAL
  International Stock.............................     N/A           N/A           N/A           N/A            N/A
T. ROWE PRICE
  New America.....................................     N/A           N/A           N/A           N/A            N/A
  Mid-Cap Growth..................................     N/A           N/A           N/A           N/A            N/A
  Equity Income...................................     N/A           N/A           N/A           N/A            N/A

                                                                             AVERAGE ANNUAL TOTAL RETURN (3)
                                                                ----------------------------------------------------------
                                                    INCEPTION                                                    SINCE
                                                     DATE (2)     1 YEAR (%)     5 YEAR (%)    10 YEAR (%)   INCEPTION (%)
                                                    ----------  --------------   -----------   -----------   -------------
MFS
  Growth with Income (4)..........................     N/A           N/A           N/A           N/A            N/A
  Research........................................     N/A           N/A           N/A           N/A            N/A
  Emerging Growth.................................     N/A           N/A           N/A           N/A            N/A
  Total Return (4)................................     N/A           N/A           N/A           N/A            N/A
  New Discovery (4)...............................     N/A           N/A           N/A           N/A            N/A


------------------------
 (1) An investment in Fidelity Money Market is neither insured nor guaranteed by the U.S. Government and there can be no assurance that Fidelity Money Market will maintain a stable $1.00 share price. The Fidelity Money Market Fund does not advertise total return.

 (2) The Separate Account was established on approximately January 2, 1994. Lincoln Benefit did not start offering the Contracts until on or about July 1, 1998, although it has offered other annuity contracts that are not offered by the prospectus to which this Statement of Additional Information relates. Accordingly, this table reflects hypothetical performance for the periods covered, applying the contract charges under the Contract to the investment performance of the underlying Portfolios. Standardized performance data for periods after the inception of Contract sales will reflect the actual performance of the Contracts.

 (3) Total return includes changes in share price, reinvestment of dividends, and capital gains. The performance figures: (1) represent past performance and neither guarantee nor predict future investment results; (2) assume an initial hypothetical investment of $1,000, as required by the SEC; and (3) reflect the deduction of 1.40% annual asset-based charges and a $35 annual contract maintenance charge. The effect of the contract maintenance charge on investment returns will vary depending on the size of the Contract. The investment return and value of a Contract will fluctuate so that a Contract, when surrendered, may be worth more or less than the amount of the Purchase Payments.

 (4) Total returns reflect that the investment adviser waived all or part of its fee or reimbursed the Portfolio for a portion of its expenses. Otherwise, total returns would have been lower.

N/A Certain recently established subaccounts do not yet have meaningful standardized return data. In the future, as such data becomes available, standardized total return will be calculated as described above.

             NON-STANDARDIZED TOTAL RETURN AS OF DECEMBER 31, 1997

                                                                                           AVERAGE ANNUAL TOTAL RETURN
                                                                                                       (3)
                                                                                          ------------------------------
                                                    PORTFOLIO   MONTHLY      TOTAL
                                                    INCEPTION   RETURN       RETURN       1 YEAR  5 YEAR     10 YEAR
                                                    DATE (2)      (%)       YTD (%)        (%)     (%)         (%)
                                                    ---------   -------  --------------   ------  ------  --------------
JANUS
  Flexible Income.................................   9/13/93     1.23%       10.21%       10.21%   N/A         N/A
  Balanced (4)....................................   9/13/93     1.44%       20.40%       20.40%   N/A         N/A
  Growth (4)......................................   9/13/93     0.81%       21.04%       21.04%   N/A         N/A
  Aggressive Growth (4)...........................   9/13/93     3.56%       11.10%       11.10%   N/A         N/A
  Worldwide Growth (4)............................   9/13/93     1.44%       20.45%       20.45%   N/A         N/A
FEDERATED
  Utility II (4)..................................   2/11/94     5.26%       24.87%       24.87%   N/A         N/A
  U.S. Gov't II (4)...............................   3/28/94     0.74%        7.07%       7.07%    N/A         N/A
  High Income Bond (4)............................   3/1/94      1.17%       12.25%       12.25%   N/A         N/A
FIDELITY VIP
  Money Market (1)................................   4/1/82       N/A         N/A          N/A     N/A         N/A
  Equity Income (4)...............................   10/9/86     2.02%       26.33%       26.33%  18.48%      15.10%
  Growth (4)......................................   10/9/86     0.10%       21.76%       21.76%  16.37%      15.56%
  Overseas (4)....................................   1/28/87     0.72%       10.00%       10.00%  12.53%       7.18%
FIDELITY VIP II
  Asset Manager (4)...............................   9/6/89      1.40%       18.97%       18.97%  11.41%       N/A
  Contrafund (4)..................................   1/3/95      1.72%       22.42%       22.42%   N/A         N/A
  Index 500.......................................   8/27/92     1.57%       30.98%       30.98%  18.25%       N/A
ALGER AMERICAN
  Income and Growth...............................  11/15/88     2.11%       34.39%       34.39%  15.77%       N/A
  Small Capitalization............................   9/21/88     0.59%        9.84%       9.84%   11.08%       N/A
  Growth..........................................   1/9/89     (0.49)%      24.00%       24.00%  17.62%       N/A
  MidCap..........................................   5/3/93     (2.66)%      13.41%       13.41%   N/A         N/A
  Leveraged AllCap (4)............................   1/25/95    (1.86)%      18.02%       18.02%   N/A         N/A
SCUDDER
  Bond............................................   7/16/85     0.76%        7.58%       7.58%    5.75%       7.04%
  Balanced........................................   7/16/85     1.48%       22.48%       22.48%  11.55%      11.34%
  Growth and Income...............................   5/2/94      1.11%       28.66%       28.66%   N/A         N/A
  Global Discovery................................   5/1/96      2.64%       10.82%       10.82%   N/A         N/A
  International...................................   5/1/87      0.81%        7.55%       7.55%   12.13%      10.24%
STRONG
  Discovery II....................................   5/8/92     (3.41)%       9.84%       9.84%   10.33%       N/A
  Opportunity II..................................   5/8/92      1.39%       23.71%       23.71%  17.66%       N/A
  Growth II.......................................  12/31/96     2.20%       27.94%       27.94%   N/A         N/A
T.ROWE PRICE INTERNATIONAL
  International Stock.............................   3/31/94     0.43%        1.66%       1.66%    N/A         N/A
T. ROWE PRICE
  New America.....................................   3/31/94     2.67%       19.43%       19.43%   N/A         N/A
  Mid-Cap Growth..................................  12/31/96     4.27%       17.15%       17.15%   N/A         N/A
  Equity Income...................................   3/31/94     2.86%       27.06%       27.06%   N/A         N/A


                                                        SINCE
                                                      INCEPTION
                                                         (%)
                                                    --------------
JANUS
  Flexible Income.................................       8.38%
  Balanced (4)....................................      13.39%
  Growth (4)......................................      15.39%
  Aggressive Growth (4)...........................      14.42%
  Worldwide Growth (4)............................      17.80%
FEDERATED
  Utility II (4)..................................      12.17%
  U.S. Gov't II (4)...............................       4.89%
  High Income Bond (4)............................       9.82%
FIDELITY VIP
  Money Market (1)................................       N/A
  Equity Income (4)...............................      13.03%
  Growth (4)......................................      14.02%
  Overseas (4)....................................       7.97%
FIDELITY VIP II
  Asset Manager (4)...............................      11.34%
  Contrafund (4)..................................      26.46%
  Index 500.......................................      18.22%
ALGER AMERICAN
  Income and Growth...............................      12.22%
  Small Capitalization............................      17.40%
  Growth..........................................      17.13%
  MidCap..........................................      19.31%
  Leveraged AllCap (4)............................      32.96%
SCUDDER
  Bond............................................       6.69%
  Balanced........................................      10.38%
  Growth and Income...............................      21.49%
  Global Discovery................................       7.71%
  International...................................       9.00%
STRONG
  Discovery II....................................       9.60%
  Opportunity II..................................      18.06%
  Growth II.......................................      27.96%
T.ROWE PRICE INTERNATIONAL
  International Stock.............................       6.57%
T. ROWE PRICE
  New America.....................................      21.95%
  Mid-Cap Growth..................................      17.16%
  Equity Income...................................      21.99%

                                                                                           AVERAGE ANNUAL TOTAL RETURN
                                                                                                       (3)
                                                                                          ------------------------------
                                                    PORTFOLIO   MONTHLY      TOTAL
                                                    INCEPTION   RETURN       RETURN       1 YEAR  5 YEAR     10 YEAR
                                                    DATE (2)      (%)       YTD (%)        (%)     (%)         (%)
                                                    ---------   -------  --------------   ------  ------  --------------
MFS
  Growth with Income (4)..........................   10/9/95     1.61%       27.98%       27.98%   N/A         N/A
  Research........................................   7/26/95     0.07%       18.59%       18.59%   N/A         N/A
  Emerging Growth.................................   7/24/95    (1.10)%      20.21%       20.21%   N/A         N/A
  Total Return (4)................................   1/3/95      1.53%       19.61%       19.61%   N/A         N/A
  New Discovery (4)...............................   5/1/98       N/A         N/A          N/A     N/A         N/A


                                                        SINCE
                                                      INCEPTION
                                                         (%)
                                                    --------------
MFS
  Growth with Income (4)..........................      28.70%
  Research........................................      20.53%
  Emerging Growth.................................      21.80%
  Total Return (4)................................      20.32%
  New Discovery (4)...............................       N/A

------------------------
 (1) An investment in Fidelity Money Market is neither insured nor guaranteed by the U.S. Government and there can be no assurance that Fidelity Money Market will maintain a stable $1.00 share price. The Fidelity Money Market Fund does not advertise total return.


 (2) The Separate Account was established on approximately January 2, 1994. Lincoln Benefit did not start offering the Contracts until on or about August 15, 1998, although it has offered other annuity contracts that are not offered by the prospectus to which this Statement of Additional Information relates. Accordingly, this table reflects hypothetical performance for the periods covered, applying the contract charges under the Contract to the investment performance of the underlying Portfolios since their inception. Nonstandardized performance data for periods after the inception of Contract sales will reflect the actual performance of the Contracts.


 (3) Total return includes changes in share price, reinvestment of dividends, and capital gains. The performance figures: (1) represent past performance and neither guarantee nor predict future investment results; (2) assume an initial hypothetical investment of $75,000, since this is closer to the average Purchase Payment of a contract expected to be written, rather than the $1,000 required by the SEC for the standardized returns shown in the table on pages S-10 and S-11; and (3) reflect the deduction of 1.40% annual asset-based charges. Non-standardized return does not reflect the $35 annual contract maintenance charge, because it is waived on Contracts on which the Purchase Payments exceed $50,000. The total return on a Contract subject to the contract maintenance charge over the same time periods usually will be less than those shown in the tables, and will vary depending on the size of the Contract. The investment return and value of a Contract will fluctuate so that a Contract, when surrendered, may be worth more or less than the amount of the Purchase Payments.

 (4) Total returns reflect that the investment adviser waived all or part of its fee or reimbursed the Portfolio for a portion of its expenses. Otherwise, total returns would have been lower.

N/A Certain Portfolios do not have meaningful performance for the periods indicated. In the future, as such data becomes available, total return will be calculated as described above.

             NON-STANDARDIZED TOTAL RETURN AS OF DECEMBER 31, 1997


                                                                  CUMULATIVE
                                                                     TOTAL
                                                    PORTFOLIO    RETURN SINCE                 CALENDAR YEAR RETURN (3)
                                                    INCEPTION    INCEPTION (%)    ------------------------------------------------
                                                    DATE (2)          (3)            1995 (%)         1996 (%)         1997 (%)
                                                    ---------   ---------------   --------------   --------------   --------------
JANUS
  Flexible Income.................................    9/13/93        41.53%           22.14%            7.67%           10.21%
  Balanced (4)....................................    9/13/93        71.60%           23.06%           14.57%           20.40%
  Growth (4)......................................    9/13/93        85.01%           28.34%           16.81%           21.04%
  Aggressive Growth (4)...........................    9/13/93        78.44%           25.71%            6.45%           11.10%
  Worldwide Growth (4)............................    9/13/93       102.20%           25.60%           27.24%           20.45%
FEDERATED
  Utility II (4)..................................    2/11/94        56.24%           22.43%           10.01%           24.87%
  U.S. Gov't II (4)...............................    3/28/94        19.67%            7.24%            2.75%            7.07%
  High Income Bond (4)............................     3/1/94        43.25%           18.68%           12.72%           12.25%
FIDELITY VIP
  Money Market (1)................................     4/1/82         N/A              N/A              N/A              N/A
  Equity Income (4)...............................    10/9/86       295.50%           33.19%           12.69%           26.33%
  Growth (4)......................................    10/9/86       336.20%           33.48%           13.11%           21.76%
  Overseas (4)....................................    1/28/87       131.11%            8.15%           11.64%           10.00%
FIDELITY VIP II
  Asset Manager (4)...............................     9/6/89       144.40%           15.33%           13.01%           18.97%
  Contrafund (4)..................................     1/3/95       101.98%            N/A             19.62%           22.42%
  Index 500.......................................    8/27/92       144.62%           35.28%           21.01%           30.98%
ALGER AMERICAN
  Income and Growth...............................   11/15/88       186.43%           33.25%           18.02%           34.39%
  Small Capitalization............................    9/21/88       342.81%           42.30%            2.73%            9.84%
  Growth..........................................     1/9/89       313.43%           34.47%           11.77%           24.00%
  MidCap..........................................     5/3/93       127.77%           42.44%           10.34%           13.41%
  Leveraged AllCap (4)............................    1/25/95       130.57%            N/A             10.48%           18.02%
SCUDDER
  Bond............................................    7/16/85       124.20%           16.53%            1.39%            7.58%
  Balanced........................................    7/16/85       242.50%           24.90%           10.33%           22.48%
  Growth and Income...............................     5/2/94       104.16%           29.91%           20.47%           28.66%
  Global Discovery................................     5/1/96        13.16%            N/A              N/A             10.82%
  International...................................     5/1/87       150.86%            9.57%           13.19%            7.55%
STRONG
  Discovery II....................................     5/8/92        67.85%           33.38%           (0.59)%           9.84%
  Opportunity II..................................     5/8/92       155.46%           24.07%           16.51%           23.71%
  Growth II.......................................   12/31/96        27.94%            N/A              N/A             27.94%
T. ROWE PRICE INTERNATIONAL
  International Stock.............................    3/31/94        26.98%            9.63%           13.11%            1.66%
T. ROWE PRICE
  New America.....................................    3/31/94       110.59%           48.98%           18.42%           19.43%
  Mid-Cap Growth..................................   12/31/96        17.15%            N/A              N/A             17.15%
  Equity Income...................................    3/31/94       110.91%           32.89%           17.81%           27.06%

                                                                  CUMULATIVE
                                                                     TOTAL
                                                    PORTFOLIO    RETURN SINCE                 CALENDAR YEAR RETURN (3)
                                                    INCEPTION    INCEPTION (%)    ------------------------------------------------
                                                    DATE (2)          (3)            1995 (%)         1996 (%)         1997 (%)
                                                    ---------   ---------------   --------------   --------------   --------------
MFS
  Growth with Income (4)..........................    10/9/95        75.47%            N/A             22.73%           27.98%
  Research........................................    7/26/95        57.55%            N/A             20.63%           18.59%
  Emerging Growth.................................    7/24/95        61.77%            N/A             15.37%           20.21%
  Total Return (4)................................     1/3/95        73.94%            N/A             12.78%           19.61%
  New Discovery (4)...............................     5/1/98         N/A              N/A              N/A              N/A

------------------------
 (1) An investment in Fidelity Money Market is neither insured nor guaranteed by the U.S. Government and there can be no assurance that Fidelity Money Market will maintain a stable $1.00 share price. The Fidelity Money Market Fund does not advertise total return.


 (2) The Separate Account was established on approximately January 2, 1994. Lincoln Benefit did not start offering the Contracts until on or about August 15, 1998, although it has offered other annuity contracts that are not offered by the prospectus to which this Statement of Additional Information relates. Accordingly, this table reflects hypothetical performance for the periods covered, applying the contract charges under the Contract to the investment performance of the underlying Portfolios since their inception. Nonstandardized performance data for periods after the inception of Contract sales will reflect the actual performance of the Contracts.


 (3) Total return includes changes in share price, reinvestment of dividends, and capital gains. The performance figures: (1) represent past performance and neither guarantee nor predict future investment results; (2) assume an initial hypothetical investment of $75,000, since this is closer to the average Purchase Payment of a contract expected to be written, rather than the $1,000 required by the SEC for the standardized returns shown in the table on pages S-10 and S-11; and (3) reflect the deduction of 1.40% annual asset-based charges. Non-standardized return does not reflect the $35 annual contract maintenance charge, because it is waived on Contracts on which the Purchase Payments exceed $50,000. The total return on a Contract subject to the contract maintenance charge over the same time periods usually will be less than those shown in the tables, and will vary depending on the size of the Contract. The investment return and value of a Contract will fluctuate so that a Contract, when surrendered, may be worth more or less than the amount of the Purchase Payments.

 (4) Total returns reflect that the investment adviser waived all or part of its fee or reimbursed the Portfolio for a portion of its expenses. Otherwise, total returns would have been lower.

N/A Certain Portfolios do not have meaningful performance for the periods indicated. In the future, as such data becomes available, total return will be calculated as described above.

                                    EXPERTS


The financial statements of Lincoln Benefit Life Variable Annuity Account as of December 31, 1997, and for each of the two years ended December 31, 1997, included in this statement of additional information have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.


                              FINANCIAL STATEMENTS

This Statement of Additional Information contains financial statements for the Separate Account which reflect assets attributable to other variable annuity contracts offered by Lincoln Benefit through the Separate Account. As of the date of this Statement of Additional Information, no assets attributable to the Contracts are reflected, because the Contracts were not offered before that date. In addition, the financial statements for the Separate Account reflect Subaccounts that are not available under the Contract.

INDEPENDENT AUDITORS' REPORT

TO THE BOARD OF DIRECTORS AND SHAREHOLDER OF
LINCOLN BENEFIT LIFE COMPANY:

We have audited the accompanying statement of net assets of Lincoln Benefit Life Variable Annuity Account (the "Account") as of December 31, 1997, and the related statement of operations for the year then ended and the statements of changes in net assets for each of the two years ended December 31, 1997 of the Flexible Income, Balanced, Growth, Aggressive Growth, and Worldwide Growth portfolios of Janus Aspen Series; the Regional, Reserve, and Balanced portfolios of IAI Retirement Funds, Inc.; the Asset Manager and Contrafund portfolios of Fidelity's Variable Insurance Products Fund II; the Money Market, Equity Income, Growth, and Overseas portfolios of Fidelity's Variable Insurance Products Fund; the High Income Bond Fund II, Utility Fund II, and U.S. Government Securities Fund II portfolios of Federated Insurance Series; and the Bond and Balanced portfolios of Scudder Variable Life Investment Fund that comprise the Account. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned at December 31, 1997. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Account as of December 31, 1997, and the results of its operations for the year then ended and the changes in its net assets for each of the two years in the period then ended, of each of the portfolios comprising the Account, in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche LLP


Lincoln, Nebraska
March 20, 1998

LINCOLN BENEFIT LIFE VARIABLE ANNUITY ACCOUNT

STATEMENT OF NET ASSETS
DECEMBER 31, 1997

($ and shares in thousands)

NET ASSETS
Investments in Janus Aspen Series Portfolios:
  Flexible Income, 482 shares (cost $5,407)            $   5,675
  Balanced, 925 shares (cost $13,914)                     16,160
  Growth, 1,756 shares (cost $27,689)                     32,460
  Aggressive Growth, 1,071 shares (cost $18,841)          22,011
  Worldwide Growth, 2,134 shares (cost $42,205)           49,908

Investments in IAI Retirement Funds, Inc. Portfolios:
  Regional, 881 shares (cost $12,650)                     14,363
  Reserve, 82 shares (cost $820)                             821
  Balanced, 145 shares (cost $1,792)                       2,071

Investments in Fidelity's Variable Insurance Products
 Fund II Portfolios:
  Asset Manager, 870 shares (cost $13,525)                15,664
  Contrafund, 955 shares (cost $17,403)                   19,034

Investments in Fidelity's Variable Insurance Products
 Fund Portfolios:
  Money Market, 25,099 shares (cost $25,099)              25,099
  Equity Income, 2,485 shares (cost $50,089)              60,325
  Growth, 1,022 shares (cost $31,579)                     37,898
  Overseas, 741 shares (cost $13,482)                     14,223

Investments in Federated Insurance Series Portfolios:
  High Income Bond Fund II, 1,056 shares (cost
    $10,962)                                              11,559
  Utility Fund II, 489 shares (cost $5,665)                6,990
  U.S. Government Securities Fund II, 270 shares
    (cost $2,760)                                          2,848

Investments in Scudder Variable Life Investment Fund
 Portfolios:
  Bond, 593 shares (cost $4,008)                           4,072
  Balanced, 753 shares (cost $8,621)                      10,013
                                                       ---------
    Net assets                                         $ 351,194
                                                       ---------
                                                       ---------

See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE ANNUITY ACCOUNT

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 1997

($ in thousands)

                                                                  JANUS ASPEN SERIES PORTFOLIOS
                                                  -------------------------------------------------------------
                                                   FLEXIBLE                            AGGRESSIVE    WORLDWIDE
                                                    INCOME      BALANCED     GROWTH      GROWTH       GROWTH
                                                  -----------  -----------  ---------  -----------  -----------

INVESTMENT INCOME
Dividends                                          $     311    $     415   $     781   $       -    $     652

Charges from Lincoln Benefit Life Company:

  Mortality and expense risk                             (58)        (152)       (324)       (234)        (502)

  Administrative expense                                  (7)         (18)        (40)        (28)         (60)
                                                  -----------  -----------  ---------  -----------  -----------

    Net investment income (loss)                         246          245         417        (262)          90
                                                  -----------  -----------  ---------  -----------  -----------

REALIZED AND UNREALIZED GAINS (LOSSES) ON
 INVESTMENTS
Realized gains (losses) from sales of
 investments:

  Proceeds from sales                                  3,580        3,326      10,054       9,503       13,256
  Cost of investments sold                            (3,497)      (2,986)     (8,796)     (8,782)     (11,791)
                                                  -----------  -----------  ---------  -----------  -----------

    Net realized gains (losses)                           83          340       1,258         721        1,465
                                                  -----------  -----------  ---------  -----------  -----------

CHANGE IN UNREALIZED GAINS (LOSSES)                      132        1,586       2,930       1,881        4,835
                                                  -----------  -----------  ---------  -----------  -----------

    Net gains (losses) on investments                    215        1,926       4,188       2,602        6,300
                                                  -----------  -----------  ---------  -----------  -----------

CHANGE IN NET ASSETS RESULTING FROM OPERATIONS     $     461    $   2,171   $   4,605   $   2,340    $   6,390
                                                  -----------  -----------  ---------  -----------  -----------
                                                  -----------  -----------  ---------  -----------  -----------

See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE ANNUITY ACCOUNT

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 1997

($ in thousands)

                                                                                               FIDELITY'S
                                                                                           VARIABLE INSURANCE
                                                                                            PRODUCTS FUND II
                                                 IAI RETIREMENT FUNDS, INC. PORTFOLIOS         PORTFOLIOS
                                                 -------------------------------------  ------------------------
                                                                                           ASSET
                                                  REGIONAL      RESERVE     BALANCED      MANAGER    CONTRAFUND
                                                 -----------  -----------  -----------  -----------  -----------

INVESTMENT INCOME
Dividends                                         $     541    $      23    $      57    $   1,352    $     218

Charges from Lincoln Benefit Life Company:

  Mortality and expense risk                           (157)          (6)         (21)        (165)        (159)

  Administrative expense                                (18)          (1)          (2)         (20)         (19)
                                                 -----------       -----        -----   -----------  -----------

    Net investment income (loss)                        366           16           34        1,167           40
                                                 -----------       -----        -----   -----------  -----------

REALIZED AND UNREALIZED GAINS (LOSSES) ON
 INVESTMENTS
Realized gains (losses) from sales of
 investments:

  Proceeds from sales                                 2,675          339          178        1,711       22,251
  Cost of investments sold                           (2,428)        (340)        (159)      (1,594)     (21,362)
                                                 -----------       -----        -----   -----------  -----------

    Net realized gains (losses)                         247           (1)          19          117          889
                                                 -----------       -----        -----   -----------  -----------

CHANGE IN UNREALIZED GAINS (LOSSES)                     746           (1)         166          969        1,519
                                                 -----------       -----        -----   -----------  -----------

    Net gains (losses) on investments                   993           (2)         185        1,086        2,408
                                                 -----------       -----        -----   -----------  -----------

CHANGE IN NET ASSETS RESULTING FROM OPERATIONS    $   1,359    $      14    $     219    $   2,253    $   2,448
                                                 -----------       -----        -----   -----------  -----------
                                                 -----------       -----        -----   -----------  -----------

See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE ANNUITY ACCOUNT

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 1997

($ in thousands)

                                                       FIDELITY'S VARIABLE INSURANCE PRODUCTS FUND
                                                                        PORTFOLIOS
                                                       --------------------------------------------
                                                         MONEY     EQUITY
                                                        MARKET     INCOME     GROWTH     OVERSEAS
                                                       ---------  ---------  ---------  -----------

INVESTMENT INCOME
Dividends                                              $   1,111  $   3,572  $     983   $     985

Charges from Lincoln Benefit Life Company:

  Mortality and expense risk                                (260)      (582)      (408)       (168)

  Administrative expense                                     (32)       (70)       (49)        (20)
                                                       ---------  ---------  ---------  -----------

    Net investment income (loss)                             819      2,920        526         797
                                                       ---------  ---------  ---------  -----------

REALIZED AND UNREALIZED GAINS (LOSSES) ON INVESTMENTS
Realized gains (losses) from sale of investments:

  Proceeds from sales                                    123,967     10,484     14,694      11,338
  Cost of investments sold                              (123,967)    (9,523)   (13,243)    (10,665)
                                                       ---------  ---------  ---------  -----------

    Net realized gains (losses)                                -        961      1,451         673
                                                       ---------  ---------  ---------  -----------

CHANGE IN UNREALIZED GAINS (LOSSES)                            -      6,598      4,133        (321)
                                                       ---------  ---------  ---------  -----------

    Net gains (losses) on investments                          -      7,559      5,584         352
                                                       ---------  ---------  ---------  -----------

CHANGE IN NET ASSETS RESULTING FROM
 OPERATIONS                                            $     819  $  10,479  $   6,110   $   1,149
                                                       ---------  ---------  ---------  -----------
                                                       ---------  ---------  ---------  -----------

See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE ANNUITY ACCOUNT

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 1997

($ in thousands)

                                                FEDERATED INSURANCE SERIES PORTFOLIOS
                                             -------------------------------------------  SCUDDER VARIABLE LIFE
                                                                              U.S.           INVESTMENT FUND
                                                 HIGH                      GOVERNMENT           PORTFOLIOS
                                              INCOME BOND     UTILITY      SECURITIES     ----------------------
                                                FUND II       FUND II        FUND II        BOND      BALANCED      TOTAL
                                             -------------  -----------  ---------------  ---------  -----------  ---------

INVESTMENT INCOME
Dividends                                      $     397     $     193      $      90     $     172   $     542   $  12,395

Charges from Lincoln Benefit Life Company:

  Mortality and expense risk                         (94)          (60)           (30)          (34)        (98)     (3,512)

  Administrative expense                             (11)           (7)            (4)           (5)        (12)       (423)
                                             -------------  -----------       -------     ---------  -----------  ---------

    Net investment income (loss)                     292           126             56           133         432       8,460
                                             -------------  -----------       -------     ---------  -----------  ---------

REALIZED AND UNREALIZED GAINS (LOSSES) ON
 INVESTMENTS
Realized gains (losses) from sale of
 investments:

  Proceeds from sales                              7,472         1,135          1,854           698       1,824     240,339
  Cost of investments sold                        (7,279)       (1,025)        (1,845)         (696)     (1,648)   (231,626)
                                             -------------  -----------       -------     ---------  -----------  ---------

    Net realized gains (losses)                      193           110              9             2         176       8,713
                                             -------------  -----------       -------     ---------  -----------  ---------

CHANGE IN UNREALIZED GAINS (LOSSES)                  384           934             92            75         921      27,579
                                             -------------  -----------       -------     ---------  -----------  ---------

    Net gains (losses) on investments                577         1,044            101            77       1,097      36,292
                                             -------------  -----------       -------     ---------  -----------  ---------

CHANGE IN NET ASSETS RESULTING FROM
 OPERATIONS                                    $     869     $   1,170      $     157     $     210   $   1,529   $  44,752
                                             -------------  -----------       -------     ---------  -----------  ---------
                                             -------------  -----------       -------     ---------  -----------  ---------

See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE ANNUITY ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS
YEAR ENDED DECEMBER 31, 1997

($ and units in thousands, except value per unit)

                                                                           JANUS ASPEN SERIES PORTFOLIOS
                                                           -------------------------------------------------------------
                                                            FLEXIBLE                            AGGRESSIVE    WORLDWIDE
                                                             INCOME      BALANCED     GROWTH      GROWTH       GROWTH
                                                           -----------  -----------  ---------  -----------  -----------

FROM OPERATIONS
Net investment income (loss)                                $     246    $     245   $     417   $    (262)   $      90
Net realized gains (losses)                                        83          340       1,258         721        1,465
Change in unrealized gains (losses)                               132        1,586       2,930       1,881        4,835
                                                           -----------  -----------  ---------  -----------  -----------
CHANGE IN NET ASSETS RESULTING FROM OPERATIONS                    461        2,171       4,605       2,340        6,390
                                                           -----------  -----------  ---------  -----------  -----------

FROM CAPITAL TRANSACTIONS
Deposits                                                        1,262        2,990       5,536       2,989       10,053
Benefit payments                                                  (80)        (213)       (155)        (93)        (252)
Payments on termination                                          (100)        (586)     (1,203)       (919)      (1,619)
Loans - net                                                         -            -         (39)         (3)         (19)
Contract administration charge                                     (1)          (4)        (13)        (13)         (19)
Transfers among the portfolios and with the Fixed Account
 - net                                                            579        3,496       6,008       2,028        9,874
                                                           -----------  -----------  ---------  -----------  -----------
CHANGE IN NET ASSETS RESULTING FROM CAPITAL TRANSACTIONS        1,660        5,683      10,134       3,989       18,018
                                                           -----------  -----------  ---------  -----------  -----------

INCREASE IN NET ASSETS                                          2,121        7,854      14,739       6,329       24,408

NET ASSETS AT BEGINNING OF YEAR                                 3,554        8,306      17,721      15,682       25,500
                                                           -----------  -----------  ---------  -----------  -----------

NET ASSETS AT END OF YEAR                                   $   5,675    $  16,160   $  32,460   $  22,011    $  49,908
                                                           -----------  -----------  ---------  -----------  -----------
                                                           -----------  -----------  ---------  -----------  -----------

NET ASSET VALUE PER UNIT AT END OF YEAR                     $   13.97    $   16.43   $   17.87   $   17.25    $   18.62
                                                           -----------  -----------  ---------  -----------  -----------
                                                           -----------  -----------  ---------  -----------  -----------

UNITS OUTSTANDING AT END OF YEAR                                  406          983       1,816       1,276        2,680
                                                           -----------  -----------  ---------  -----------  -----------
                                                           -----------  -----------  ---------  -----------  -----------

See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE ANNUITY ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS
YEAR ENDED DECEMBER 31, 1997

($ and units in thousands, except value per unit)

                                                                                             FIDELITY'S VARIABLE
                                                                                           INSURANCE PRODUCTS FUND
                                                         IAI RETIREMENT FUNDS, INC.             II PORTFOLIOS
                                                                 PORTFOLIOS                ------------------------
                                                    -------------------------------------     ASSET
                                                     REGIONAL      RESERVE     BALANCED      MANAGER    CONTRAFUND
                                                    -----------  -----------  -----------  -----------  -----------

FROM OPERATIONS
Net investment income (loss)                         $     366    $      16    $      34    $   1,167    $      40
Net realized gains (losses)                                247           (1)          19          117          889
Change in unrealized gains (losses)                        746           (1)         166          969        1,519
                                                    -----------  -----------  -----------  -----------  -----------
CHANGE IN NET ASSETS RESULTING FROM OPERATIONS           1,359           14          219        2,253        2,448
                                                    -----------  -----------  -----------  -----------  -----------

FROM CAPITAL TRANSACTIONS
Deposits                                                 1,831          400          308        1,946        5,083
Benefit payments                                          (154)         (24)           -         (215)         (25)
Payments on termination                                   (575)         (44)         (60)        (433)        (434)
Loans - net                                                  -            -            -            -          (11)
Contract administration charge                              (6)           -           (1)          (6)          (4)
Transfers among the portfolios and with the Fixed
 Account - net                                           2,066           42          307        1,201        6,431
                                                    -----------  -----------  -----------  -----------  -----------
CHANGE IN NET ASSETS RESULTING FROM CAPITAL
 TRANSACTIONS                                            3,162          374          554        2,493       11,040
                                                    -----------  -----------  -----------  -----------  -----------

INCREASE IN NET ASSETS                                   4,521          388          773        4,746       13,488

NET ASSETS AT BEGINNING OF YEAR                          9,842          433        1,298       10,918        5,546
                                                    -----------  -----------  -----------  -----------  -----------

NET ASSETS AT END OF YEAR                            $  14,363    $     821    $   2,071    $  15,664    $  19,034
                                                    -----------  -----------  -----------  -----------  -----------
                                                    -----------  -----------  -----------  -----------  -----------

NET ASSET VALUE PER UNIT AT END OF YEAR              $   17.03    $   11.17    $   14.39    $   14.10    $   13.64
                                                    -----------  -----------  -----------  -----------  -----------
                                                    -----------  -----------  -----------  -----------  -----------

UNITS OUTSTANDING AT END OF YEAR                           843           74          144        1,111        1,395
                                                    -----------  -----------  -----------  -----------  -----------
                                                    -----------  -----------  -----------  -----------  -----------

See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE ANNUITY ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS
YEAR ENDED DECEMBER 31, 1997

($ and units in thousands, except value per unit)

                                                      FIDELITY'S VARIABLE INSURANCE PRODUCTS FUND
                                                                       PORTFOLIOS
                                                      --------------------------------------------
                                                        MONEY     EQUITY
                                                       MARKET     INCOME     GROWTH     OVERSEAS
                                                      ---------  ---------  ---------  -----------

FROM OPERATIONS
Net investment income (loss)                          $     819  $   2,920  $     526   $     797
Net realized gains (losses)                                   -        961      1,451         673
Change in unrealized gains (losses)                           -      6,598      4,133        (321)
                                                      ---------  ---------  ---------  -----------
CHANGE IN NET ASSETS RESULTING FROM OPERATIONS              819     10,479      6,110       1,149
                                                      ---------  ---------  ---------  -----------

FROM CAPITAL TRANSACTIONS
Deposits                                                 62,385      9,140      4,411       2,289
Benefit payments                                           (139)      (207)      (122)        (80)
Payments on termination                                  (1,566)    (2,285)    (1,723)       (543)
Loans - net                                                 (44)       (21)        (8)         (2)
Contract administration charge                               (5)       (25)       (23)         (7)
Transfers among the portfolios and with the
 Fixed Account - net                                    (52,987)     9,941      2,486         363
                                                      ---------  ---------  ---------  -----------
CHANGE IN NET ASSETS RESULTING FROM CAPITAL
 TRANSACTIONS                                             7,644     16,543      5,021       2,020
                                                      ---------  ---------  ---------  -----------

INCREASE IN NET ASSETS                                    8,463     27,022     11,131       3,169

NET ASSETS AT BEGINNING OF YEAR                          16,636     33,303     26,767      11,054
                                                      ---------  ---------  ---------  -----------

NET ASSETS AT END OF YEAR                             $  25,099  $  60,325  $  37,898   $  14,223
                                                      ---------  ---------  ---------  -----------
                                                      ---------  ---------  ---------  -----------

NET ASSET VALUE PER UNIT AT END OF YEAR               $   11.59  $   19.50  $   17.88   $   12.88
                                                      ---------  ---------  ---------  -----------
                                                      ---------  ---------  ---------  -----------

UNITS OUTSTANDING AT END OF YEAR                          2,166      3,094      2,119       1,104
                                                      ---------  ---------  ---------  -----------
                                                      ---------  ---------  ---------  -----------

See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE ANNUITY ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS
YEAR ENDED DECEMBER 31, 1997

($ and units in thousands, except value per unit)

                                                FEDERATED INSURANCE SERIES PORTFOLIOS
                                              -----------------------------------------  SCUDDER VARIABLE LIFE
                                                                              U.S.          INVESTMENT FUND
                                                  HIGH                     GOVERNMENT          PORTFOLIOS
                                               INCOME BOND     UTILITY     SECURITIES    ----------------------
                                                 FUND II       FUND II       FUND II       BOND      BALANCED      TOTAL
                                              -------------  -----------  -------------  ---------  -----------  ---------

FROM OPERATIONS
Net investment income (loss)                    $     292     $     126     $      56    $     133   $     432   $   8,460
Net realized gains (losses)                           193           110             9            2         176       8,713
Change in unrealized gains (losses)                   384           934            92           75         921      27,579
                                              -------------  -----------       ------    ---------  -----------  ---------
CHANGE IN NET ASSETS RESULTING FROM
 OPERATIONS                                           869         1,170           157          210       1,529      44,752
                                              -------------  -----------       ------    ---------  -----------  ---------

FROM CAPITAL TRANSACTIONS
Deposits                                            2,861         1,017           461          922       1,830     117,714
Benefit payments                                       (4)          (98)           (7)          (4)        (97)     (1,969)
Payments on termination                              (446)         (208)         (151)         (69)       (658)    (13,622)
Loans - net                                            (4)            -             -            1          (4)       (154)
Contract administration charge                         (2)           (2)           (1)          (1)         (4)       (137)
Transfers among the portfolios and with the
 Fixed Account - net                                3,109         1,070            67          779       1,396      (1,744)
                                              -------------  -----------       ------    ---------  -----------  ---------
CHANGE IN NET ASSETS RESULTING FROM CAPITAL
 TRANSACTIONS                                       5,514         1,779           369        1,628       2,463     100,088
                                              -------------  -----------       ------    ---------  -----------  ---------

INCREASE IN NET ASSETS                              6,383         2,949           526        1,838       3,992     144,840

NET ASSETS AT BEGINNING OF YEAR                     5,176         4,041         2,322        2,234       6,021     206,354
                                              -------------  -----------       ------    ---------  -----------  ---------

NET ASSETS AT END OF YEAR                       $  11,559     $   6,990     $   2,848    $   4,072   $  10,013   $ 351,194
                                              -------------  -----------       ------    ---------  -----------  ---------
                                              -------------  -----------       ------    ---------  -----------  ---------

NET ASSET VALUE PER UNIT AT END OF YEAR         $   14.27     $   15.98     $   11.88    $   11.79   $   16.01
                                              -------------  -----------       ------    ---------  -----------
                                              -------------  -----------       ------    ---------  -----------

UNITS OUTSTANDING AT END OF YEAR                      810           437           239          345         626
                                              -------------  -----------       ------    ---------  -----------
                                              -------------  -----------       ------    ---------  -----------

See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE ANNUITY ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS
YEAR ENDED DECEMBER 31, 1996

($ and units in thousands, except value per unit)

                                                                           JANUS ASPEN SERIES PORTFOLIOS
                                                           -------------------------------------------------------------
                                                            FLEXIBLE                            AGGRESSIVE    WORLDWIDE
                                                             INCOME      BALANCED     GROWTH      GROWTH       GROWTH
                                                           -----------  -----------  ---------  -----------  -----------

FROM OPERATIONS
Net investment income (loss)                                $     187    $      81   $     185   $     (38)   $      86
Net realized gains (losses)                                        65          142         257         285        1,101
Change in unrealized gains (losses)                                40          419       1,214         210        2,102
                                                           -----------  -----------  ---------  -----------  -----------
CHANGE IN NET ASSETS RESULTING FROM OPERATIONS                    292          642       1,656         457        3,289
                                                           -----------  -----------  ---------  -----------  -----------

FROM CAPITAL TRANSACTIONS
Deposits                                                          502          378       1,152       1,325        2,050
Benefit payments                                                    -           (9)        (67)        (53)         (75)
Payments on termination                                             -         (129)       (310)       (305)        (346)
Loans - net                                                         -          (10)        (15)         (8)         (26)
Contract administration charge                                     (1)          (2)         (5)         (7)          (6)
Transfers among the portfolios and with the Fixed Account
 - net                                                          1,052        4,999       8,622       6,316       14,288
                                                           -----------  -----------  ---------  -----------  -----------
CHANGE IN NET ASSETS RESULTING FROM CAPITAL TRANSACTIONS        1,553        5,227       9,377       7,268       15,885
                                                           -----------  -----------  ---------  -----------  -----------

INCREASE (DECREASE) IN NET ASSETS                               1,845        5,869      11,033       7,725       19,174

NET ASSETS AT BEGINNING OF YEAR                                 1,709        2,437       6,688       7,957        6,326
                                                           -----------  -----------  ---------  -----------  -----------

NET ASSETS AT END OF YEAR                                   $   3,554    $   8,306   $  17,721   $  15,682    $  25,500
                                                           -----------  -----------  ---------  -----------  -----------
                                                           -----------  -----------  ---------  -----------  -----------

NET ASSET VALUE PER UNIT AT END OF YEAR                     $   12.67    $   13.65   $   14.77   $   15.52    $   15.46
                                                           -----------  -----------  ---------  -----------  -----------
                                                           -----------  -----------  ---------  -----------  -----------

UNITS OUTSTANDING AT END OF YEAR                                  280          609       1,200       1,010        1,650
                                                           -----------  -----------  ---------  -----------  -----------
                                                           -----------  -----------  ---------  -----------  -----------

See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE ANNUITY ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS
YEAR ENDED DECEMBER 31, 1996

($ and units in thousands, except value per unit)

                                                                                                    FIDELITY'S VARIABLE
                                                                                                 INSURANCE PRODUCTS FUND II
                                                               IAI RETIREMENT FUNDS, INC.                PORTFOLIOS
                                                                       PORTFOLIOS                --------------------------
                                                          -------------------------------------     ASSET
                                                           REGIONAL      RESERVE     BALANCED      MANAGER     CONTRAFUND
                                                          -----------  -----------  -----------  -----------  -------------

FROM OPERATIONS
Net investment income (loss)                               $     276    $      27    $       4    $     305     $     (14)
Net realized gains (losses)                                      109           (3)           6           89           121
Change in unrealized gains (losses)                              262            3           75          617           112
                                                          -----------  -----------  -----------  -----------       ------
CHANGE IN NET ASSETS RESULTING FROM OPERATIONS                   647           27           85        1,011           219
                                                          -----------  -----------  -----------  -----------       ------

FROM CAPITAL TRANSACTIONS
Deposits                                                         678           63           53          482           308
Benefit payments                                                 (41)           -            -          (25)            -
Payments on termination                                         (131)         (27)         (18)        (232)          (34)
Loans - net                                                       (9)           -            -           (5)            -
Contract administration charge                                    (3)           -           (1)          (5)            -
Transfers among the portfolios and with the Fixed
 Account - net                                                 4,209         (340)         483        3,463         5,053
                                                          -----------  -----------  -----------  -----------       ------
CHANGE IN NET ASSETS RESULTING FROM CAPITAL TRANSACTIONS       4,703         (304)         517        3,678         5,327
                                                          -----------  -----------  -----------  -----------       ------

INCREASE (DECREASE) IN NET ASSETS                              5,350         (277)         602        4,689         5,546

NET ASSETS AT BEGINNING OF YEAR                                4,492          710          696        6,229             -
                                                          -----------  -----------  -----------  -----------       ------

NET ASSETS AT END OF YEAR                                  $   9,842    $     433    $   1,298    $  10,918     $   5,546
                                                          -----------  -----------  -----------  -----------       ------
                                                          -----------  -----------  -----------  -----------       ------

NET ASSET VALUE PER UNIT AT END OF YEAR                    $   15.23    $   10.82    $   12.52    $   11.85     $   11.15
                                                          -----------  -----------  -----------  -----------       ------
                                                          -----------  -----------  -----------  -----------       ------

UNITS OUTSTANDING AT END OF YEAR                                 646           40          104          921           498
                                                          -----------  -----------  -----------  -----------       ------
                                                          -----------  -----------  -----------  -----------       ------

See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE ANNUITY ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS
YEAR ENDED DECEMBER 31, 1996

($ and units in thousands, except value per unit)

                                                                                FIDELITY'S VARIABLE INSURANCE
                                                                                   PRODUCTS FUND PORTFOLIOS
                                                                         --------------------------------------------
                                                                           MONEY     EQUITY
                                                                          MARKET     INCOME     GROWTH     OVERSEAS
                                                                         ---------  ---------  ---------  -----------

FROM OPERATIONS
Net investment income (loss)                                             $     590  $     369  $     734   $      45
Net realized gains (losses)                                                      -        314        535         100
Change in unrealized gains (losses)                                              -      2,258        933         813
                                                                         ---------  ---------  ---------  -----------
CHANGE IN NET ASSETS RESULTING FROM OPERATIONS                                 590      2,941      2,202         958
                                                                         ---------  ---------  ---------  -----------

FROM CAPITAL TRANSACTIONS
Deposits                                                                    93,786      2,654      2,382       1,067
Benefit payments                                                               (50)       (76)       (84)        (67)
Payments on termination                                                       (295)      (635)      (519)       (194)
Loans - net                                                                     19        (74)       (48)        (10)
Contract administration charge                                                  (3)       (11)       (11)         (5)
Transfers among the portfolios and with the Fixed Account - net            (88,806)    14,460      9,488       3,012
                                                                         ---------  ---------  ---------  -----------
CHANGE IN NET ASSETS RESULTING FROM CAPITAL TRANSACTIONS                     4,651     16,318     11,208       3,803
                                                                         ---------  ---------  ---------  -----------

INCREASE (DECREASE) IN NET ASSETS                                            5,241     19,259     13,410       4,761

NET ASSETS AT BEGINNING OF YEAR                                             11,395     14,044     13,357       6,293
                                                                         ---------  ---------  ---------  -----------

NET ASSETS AT END OF YEAR                                                $  16,636  $  33,303  $  26,767   $  11,054
                                                                         ---------  ---------  ---------  -----------
                                                                         ---------  ---------  ---------  -----------

NET ASSET VALUE PER UNIT AT END OF YEAR                                  $   11.14  $   15.44  $   14.68   $   11.71
                                                                         ---------  ---------  ---------  -----------
                                                                         ---------  ---------  ---------  -----------

UNITS OUTSTANDING AT END OF YEAR                                             1,493      2,157      1,823         944
                                                                         ---------  ---------  ---------  -----------
                                                                         ---------  ---------  ---------  -----------

See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE ANNUITY ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS
YEAR ENDED DECEMBER 31, 1996

($ and units in thousands, except value per unit)

                                                  FEDERATED INSURANCE SERIES
                                                          PORTFOLIOS
                                               ---------------------------------   SCUDDER VARIABLE LIFE
                                                 HIGH                    U.S.         INVESTMENT FUND
                                                INCOME                 GOVERNMENT       PORTFOLIOS
                                                 BOND       UTILITY    SECURITIES  ---------------------
                                                FUND II     FUND II     FUND II      BOND      BALANCED      TOTAL
                                               ---------   ---------   ---------   ---------   ---------   ---------

FROM OPERATIONS
Net investment income (loss)                   $    352    $     97    $     76    $     140   $    127    $   3,629
Net realized gains (losses)                         108          86           4          (13)        24        3,330
Change in unrealized gains (losses)                 168         177         (28)         (72)       271        9,574
                                               ---------   ---------   ---------   ---------   ---------   ---------
CHANGE IN NET ASSETS RESULTING FROM
 OPERATIONS                                         628         360          52           55        422       16,533
                                               ---------   ---------   ---------   ---------   ---------   ---------

FROM CAPITAL TRANSACTIONS
Deposits                                            393         319          83          218        355      108,248
Benefit payments                                    (14)        (23)          -          (14)       (25)        (623)
Payments on termination                            (106)        (83)       (120)         (41)      (153)      (3,678)
Loans - net                                         (11)         (2)          -           (9)         -         (208)
Contract administration charge                       (1)         (1)         (1)          (1)        (2)         (66)
Transfers among the portfolios and with the
 Fixed Account - net                              1,913       1,178       1,152          572      2,947       (5,939)
                                               ---------   ---------   ---------   ---------   ---------   ---------
CHANGE IN NET ASSETS RESULTING FROM CAPITAL
 TRANSACTIONS                                     2,174       1,388       1,114          725      3,122       97,734
                                               ---------   ---------   ---------   ---------   ---------   ---------

INCREASE (DECREASE) IN NET ASSETS                 2,802       1,748       1,166          780      3,544      114,267

NET ASSETS AT BEGINNING OF YEAR                   2,374       2,293       1,156        1,454      2,477       92,087
                                               ---------   ---------   ---------   ---------   ---------   ---------

NET ASSETS AT END OF YEAR                      $  5,176    $  4,041    $  2,322    $   2,234   $  6,021    $ 206,354
                                               ---------   ---------   ---------   ---------   ---------   ---------
                                               ---------   ---------   ---------   ---------   ---------   ---------

NET ASSET VALUE PER UNIT AT END OF YEAR        $  12.72    $  12.80    $  11.13    $   10.96   $  13.07
                                               ---------   ---------   ---------   ---------   ---------
                                               ---------   ---------   ---------   ---------   ---------

UNITS OUTSTANDING AT END OF YEAR                    407         316         209          204        461
                                               ---------   ---------   ---------   ---------   ---------
                                               ---------   ---------   ---------   ---------   ---------

See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE ANNUITY ACCOUNT

NOTES TO FINANCIAL STATEMENTS
TWO YEARS ENDED DECEMBER 31, 1997
--------------------------------------------------------------------------------

1.  ORGANIZATION

    Lincoln Benefit Life Variable Annuity Account (the "Account"), a unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940, is a Separate Account of Lincoln Benefit Life Company ("Lincoln Benefit"). The assets of the Account are legally segregated from those of Lincoln Benefit. Lincoln Benefit is wholly owned by Allstate Life Insurance Company, a wholly owned subsidiary of Allstate Insurance Company, which is wholly owned by The Allstate Corporation.

    Lincoln Benefit writes certain annuity contracts, the proceeds of which are invested at the direction of the contractholder. Contractholders primarily invest in units of the portfolios comprising the Account, for which they bear all of the investment risk, but may also invest in the general account of Lincoln Benefit (the "Fixed Account"). The Fixed Account option is not available in all states. The Account is divided into 19 subaccounts. Each subaccount invests solely in the shares of one of the following portfolios: the Flexible Income, Balanced, Growth, Aggressive Growth, and Worldwide Growth portfolios of Janus Aspen Series; the Regional, Reserve, and Balanced portfolios of IAI Retirement Funds, Inc.; the Asset Manager and Contrafund (added May 1, 1996) portfolios of Fidelity's Variable Insurance Products Fund II; the Money Market, Equity Income, Growth, and Overseas portfolios of Fidelity's Variable Insurance Products Fund; the High Income Bond Fund II, Utility Fund II, and U.S. Government Securities Fund II portfolios of Federated Insurance Series; and the Bond and Balanced portfolios of Scudder Variable Life Investment Fund (collectively the "Funds").

    To conform with the 1997 presentation, certain amounts in the prior year's financial statements and notes have been reclassified.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    VALUATION OF INVESTMENTS - Investments consist of shares of the Funds and are stated at fair value based on quoted market prices.

    RECOGNITION OF INVESTMENT INCOME - Investment income consists of dividends declared by the Funds and is recognized on the date of record.

    REALIZED GAINS AND LOSSES - Realized gains and losses represent the difference between the proceeds from sales of shares by the Account and the cost of such shares, which is determined on a weighted average basis.

    CONTRACTHOLDER ACCOUNT ACTIVITY - Account activity is reflected in individual contractholder accounts on a daily basis.

    FEDERAL INCOME TAXES - The Account is intended to qualify as a segregated asset account as defined in the Internal Revenue Code ("Code"). As such, the operations of the Account are included with and taxed as a part of Lincoln Benefit. Lincoln Benefit is taxed as a life insurance company under the Code. Under current law, no federal income taxes are payable by the Account.

    ACCOUNT VALUE - Certain calculations that could be made in the financial statements may differ from published amounts due to the truncation of actual Account values.

3.  CONTRACT CHARGES

    For each year or portion of a year a contract is in effect, Lincoln Benefit deducts a fixed annual contract administration charge of $25 as a reimbursement for expenses related to the maintenance of each contract and the Account. The amount of this charge is guaranteed not to increase over the life of the contract. This charge is not assessed during the annuity period and is waived if the contract value is $75,000 or greater on a contract anniversary date.

    Lincoln Benefit assumes mortality and expense risks related to the operations of the Account and deducts charges daily at a rate equal to 1.25% per annum of the daily net assets of the Account. Lincoln Benefit guarantees that the rate of this charge will not increase over the life of the contract. The mortality and expense risk charge is assessed during the accumulation period and the annuity period.

    Lincoln Benefit deducts administrative expense charges daily at a rate equal to .15% per annum of the daily net assets of the Account. This charge is designed to cover administrative expenses.

    Lincoln Benefit may assess other charges to the contractholder related to premium taxes, surrenders, partial withdrawals and certain transfers between the portfolios and/or the fixed account.

4.  FINANCIAL INSTRUMENTS

    The investments of the Account are carried at fair value, based on quoted market prices.

5.  UNITS ISSUED AND REDEEMED

    Units issued and redeemed by the Account during 1997 were as follows:

    (Units in thousands)

                                                              JANUS ASPEN SERIES PORTFOLIOS
                                            -----------------------------------------------------------------
                                             FLEXIBLE                              AGGRESSIVE     WORLDWIDE
                                              INCOME      BALANCED      GROWTH       GROWTH        GROWTH
                                            -----------  -----------  -----------  -----------  -------------
Units outstanding at beginning of year             280          609        1,200        1,010         1,650
Unit activity during 1997:
  Issued                                           397          591        1,203          863         1,786
  Redeemed                                        (271)        (217)        (587)        (597)         (756)
                                                 -----        -----   -----------  -----------       ------
Units outstanding at end of year                   406          983        1,816        1,276         2,680
                                                 -----        -----   -----------  -----------       ------
                                                 -----        -----   -----------  -----------       ------


                                                                                      FIDELITY'S VARIABLE
                                                                                   INSURANCE PRODUCTS FUND II
                                                                                           PORTFOLIOS
                                            IAI RETIREMENT FUNDS, INC. PORTFOLIOS  --------------------------
                                            -------------------------------------     ASSET
                                             REGIONAL      RESERVE     BALANCED      MANAGER     CONTRAFUND
                                            -----------  -----------  -----------  -----------  -------------
Units outstanding at beginning of year             646           40          104          921           498
Unit activity during 1997:
  Issued                                           361           65           53          322         2,651
  Redeemed                                        (164)         (31)         (13)        (132)       (1,754)
                                                 -----        -----   -----------  -----------       ------
Units outstanding at end of year                   843           74          144        1,111         1,395
                                                 -----        -----   -----------  -----------       ------
                                                 -----        -----   -----------  -----------       ------

                                           FIDELITY'S VARIABLE INSURANCE PRODUCTS FUND
                                                            PORTFOLIOS
                                         ------------------------------------------------
                                           MONEY      EQUITY
                                          MARKET      INCOME       GROWTH      OVERSEAS
                                         ---------  -----------  -----------  -----------
Units outstanding at beginning of year       1,493       2,157        1,823          944
Unit activity during 1997:
  Issued                                    11,294       1,524        1,193        1,032
  Redeemed                                 (10,621)       (587)        (897)        (872)
                                         ---------  -----------  -----------  -----------
Units outstanding at end of year             2,166       3,094        2,119        1,104
                                         ---------  -----------  -----------  -----------
                                         ---------  -----------  -----------  -----------

                                                FEDERATED INSURANCE SERIES PORTFOLIOS
                                             -------------------------------------------   SCUDDER VARIABLE LIFE
                                                                               U.S.           INVESTMENT FUND
                                                  HIGH                      GOVERNMENT           PORTFOLIOS
                                               INCOME BOND      UTILITY     SECURITIES    ------------------------
                                                 FUND II        FUND II       FUND II        BOND       BALANCED
                                             ---------------  -----------  -------------     -----     -----------
Units outstanding at beginning of year                407            316           209           204          461
Unit activity during 1997:
  Issued                                              950            202           193           202          287
  Redeemed                                           (547)           (81)         (163)          (61)        (122)
                                                    -----          -----         -----         -----        -----
Units outstanding at end of year                      810            437           239           345          626
                                                    -----          -----         -----         -----        -----
                                                    -----          -----         -----         -----        -----

                                     PART C
                               OTHER INFORMATION

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS

    (a) Financial Statements

    The following financial statements are included in Part A of the Registration Statement:


    The consolidated unaudited Financial Statements (prepared on the GAAP basis of accounting) for Lincoln Benefit Life Company and Subsidiary for the quarter ended March 31, 1998.



    The consolidated financial statements (prepared on the GAAP basis of accounting) for Lincoln Benefit Life Company and subsidiary as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997.


    The following financial statements are included in Part B of the Registration Statement:


    The financial statements (prepared on the GAAP basis of accounting) of the Separate Account as of December 31, 1997 and for the years ended December 31, 1997 and 1996.


    The following financial statements are included in Part C of the Registration Statement:

    None

    (b) Exhibits

    (1) Resolution of the Board of Directors of Lincoln Benefit Life Company authorizing the establishment of the Lincoln Benefit Life Variable Annuity Account**

    (2) Custody Agreements (not applicable)

    (3) (a) Form of Principal Underwriting Agreement**

        (b) Form of Selling Agreement*


    (4) Variable Annuity Contract***



    (5) Application for Contract***


    (6) Depositor -- Corporate Documents

       (a) Articles of Incorporation of Lincoln Benefit Life Company, as amended*

       (b) By-Laws of Lincoln Benefit Life Company*

    (7) Reinsurance Contract**

    (8) Participation Agreements:

       (a) Fund Participation Agreement between Janus Aspen Series and Lincoln Benefit Life Company*

       (b) Participation Agreement among Lincoln Benefit Life Company, Variable Insurance Products Fund and Fidelity Distributors Corporation*

       (c) Participation Agreement among Lincoln Benefit Life Company, Variable Insurance Products Fund II and Fidelity Distributors Corporation*

       (d) (1) Participation Agreement among The Alger American Fund, Lincoln Benefit Life Company and Fred Alger and Company, Incorporated*

           (2) Service Agreement between Fred Alger Management, Inc. and Lincoln Benefit Life Company*

       (e) (1) Participation Agreement between Scudder Variable Life Investment Fund and Lincoln Benefit Life Company*

           (2) Reimbursement Agreement by and between Scudder, Stevens & Clark, Inc. and Lincoln Benefit Life Company*

           (3) Participating Contract and Policy Agreement between Scudder Investor Services, Inc. and Lincoln Benefit Financial Services*

       (f) Form of Participation Agreement among Lincoln Benefit Life Company, Strong Variable Insurance Funds, Inc., Strong Opportunity Fund II, Inc., Strong Capital Management, Inc., and Strong Funds Distributors, Inc.*

       (g) Form of Participation Agreement among T. Rowe Price Equity Series, Inc., T. Rowe Price International Series, Inc., T. Rowe Price Investment Services, Inc., and Lincoln Benefit Life Company*

       (h) Form of Participation Agreement among MFS Variable Insurance Trust, Lincoln Benefit Life Company, and Massachusetts Financial Services Company*

       (i) Fund Participation Agreement between Lincoln Benefit Life Company, Insurance Management Series and Federated Securities Corp.*


    (9) Opinion and Consent of Counsel (filed herewith)



   (10) Consent of Independent Auditors (filed herewith)


   (11) Financial Statements Omitted from Item 23 (not applicable)

   (12) Initial Capitalization Agreement (not applicable)


   (13) Performance Computations (filed herewith)


   (27) Financial Data Schedules (not applicable)

------------------------
* Registration Statement on Form S-6 for Lincoln Benefit Life Variable Life Account, File No. 333-47717, filed March 11, 1998


** Registration Statement on Form N-4 for Lincoln Benefit Life Variable Annuity
   Account, File Nos. 811-7924, 333-50545, filed April 21, 1998.



***Registration Statement on Form N-4 for Lincoln Benefit Life Variable Annuity
   Account, File No. 333-50737, 811-7924, filed April 22, 1998.


ITEM 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR

    The directors and principal officers of Lincoln Benefit Life Company are listed below. Their principal business address is 206 South 13th Street, Lincoln, Nebraska 68508.


           NAME                                               POSITION/OFFICE WITH DEPOSITOR
---------------------------  ------------------------------------------------------------------------------------------------
Louis G. Lower, II           Chairman of the Board of Directors and Chief Executive Officer
Peter H. Heckman             Vice Chairman of the Board of Directors
B. Eugene Wraith             Director, President and Chief Operating Officer
Douglas F. Gaer              Director, Executive Vice President
Janet P. Anderbery           Vice President and Controller
Thomas R. Ashley             Director, Senior Vice President
David A. Behrms              Director, Senior Vice President
John H. Coleman III          Director, Senior Vice President
John J. Morris               Director, Senior Vice President and Secretary
Robert E. Rich               Director, Executive Vice President and Assistant Secretary
Kevin R. Slawin              Director
Michael J. Velotta           Director and Assistant Secretary
Randy J. Von Fumetti         Director, Senior Vice President and Treasurer
Carol S. Watson              Director, Senior Vice President, General Counsel, and Assistant Secretary
Dean M. Way                  Director, Senior Vice President
Patricia W. Wilson           Director
Thomas J. Berney             Vice President
Marvin P. Ehly               Vice President
Kenny L. Gettman             Vice President
Rodger A. Hergenrader        Vice President
Thomas S. Holt               Vice President
Sharyn L. Jensen             Vice President
Theodore J. Kooser           Vice President
Gregory C. Sernett           Vice President
Stanley G. Shelley           Vice President
Randy E. Tillis              Vice President


ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH DEPOSITOR OR REGISTRANT

    See Annual Report on Form 10-K of The Allstate Corporation, File No. 1-11840, filed March 27, 1998.

ITEM 27. NUMBER OF CONTRACT OWNERS

    As of the filing date of this Registration Statement, the Registrant has no contract owners as it has not commenced sales of the variable annuity contracts covered by the Registration Statement.

ITEM 28. INDEMNIFICATION

    The Articles of Incorporation of Lincoln Benefit Life Company (Depositor) provide for the indemnification of its directors and officers against expenses, judgments, fines and amounts paid in settlement as incurred by such person, so long as such person shall not have been adjudged to be liable for negligence or misconduct in the performance of a duty to the Company. This right of indemnity is not exclusive of other rights to which a director or officer may otherwise be entitled.

    The By-Laws of Lincoln Benefit Financial Services, Inc. (Distributor) provide that the corporation will indemnify a director, officer, employee or agent of the corporation to the full extent of Delaware law. In general, Delaware law provides that a corporation may indemnify a director, officer, employee or agent against expenses, judgments, fines and amounts paid in settlement if that individual acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. No indemnification shall be made for expenses, including attorney's fees, if the person shall have been judged to be liable to the corporation unless a court determines such person is entitled to such indemnity. Expenses incurred by such individual in defending any action or proceeding may be advanced by the corporation so long as the individual agrees to repay the corporation if it is later determined that he or she is not entitled to such indemnification.

    Under the terms of the form of Underwriting Agreement, the Depositor agrees to indemnify the Distributor for any liability that the latter may incur to a Contract owner or party-in-interest under a Contract, (a) arising out of any act or omission in the course of or in connection with rendering services under such Agreement, or (b) arising out of the purchase, retention or surrender of a Contract; provided, that the Depositor will not indemnify the Distributor for any such liability that results from the latter's willful misfeasance, bad faith or gross negligence, or from the reckless disregard by the latter of its duties and obligations under the Underwriting Agreement.

    Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the forgoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29. PRINCIPAL UNDERWRITER

    (a) Lincoln Benefit Financial Services, Inc. ("LBFS") serves as distributor for the Registrant. LBFS also serves as distributor for the Lincoln Benefit Life Variable Life Account, which is another separate account of Lincoln Benefit. The following are the directors and officers of Lincoln Benefit Financial Services, Inc. Their principal business address is 206 South 13th Street, Lincoln, Nebraska 68508.

          NAME                      POSITION WITH DISTRIBUTOR
-------------------------  -------------------------------------------
B. Eugene Wraith           Chairman of the Board of Directors
Carol S. Watson            Director and President
Janet P. Anderbery         Vice President and Controller
David A. Behrens           Vice President
Rick W. Small              Chief Compliance Officer
John J. Morris             Director, Vice President and Secretary
Douglas F. Gaer            Director
Robert E. Rich             Director
Gregory C. Sernett         Vice President and General Counsel
Randy J. Von Fumetti       Director

    (b) The following commissions and other compensation were received by each principal underwriter, directly or indirectly, from the Registrant during the Registrant's last fiscal year:

                                                   (2)
                    (1)                      NET UNDERWRITING       (3)             (4)
             NAME OF PRINCIPAL                DISCOUNTS AND     COMPENSATION     BROKERAGE         (5)
                UNDERWRITER                    COMMISSIONS     ON REDEMPTION    COMMISSIONS   COMPENSATION
Lincoln Benefit Financial Services, Inc.                                       $   7,553,486

ITEM 30. LOCATION OF ACCOUNTS AND RECORDS

    The Depositor, Lincoln Benefit Life Company, is located at 206 South 13th Street, Lincoln, Nebraska 68508.

    The Distributor, Lincoln Benefit Financial Services, Inc., is located at 134 South 13th Street, Lincoln, Nebraska 68508.

    Each company maintains those accounts and records required to be maintained pursuant to Section 31(a) of the Investment Company Act and the rules promulgated thereunder.

ITEM 31. MANAGEMENT SERVICES

    None.

ITEM 32. UNDERTAKINGS

    Registrant undertakes (1) to file post-effective amendments to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted; (2) to include either (A) as part of any application to purchase a Contract offered by the prospectus forming part of this Registration Statement, a space that an applicant can check to request a Statement of Additional Information, or (B) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information, and (3) to deliver any Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request.

REPRESENTATIONS

    The Company hereby represents that it is relying upon a No Action Letter issued to the American Council of Life Insurance dated November 28, 1988 (Commission ref. IP-6-88) and that the following provisions have been complied with:

    1. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in each registration statement, including the prospectus, used in connection with the offer of the contract;

    2. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in any sales literature used in connection with the offer of the contract;

    3. Instruct sales representatives who solicit participants to purchase the contract specifically to bring the redemption restrictions imposed by
       Section 403(b)(11) to the attention of the potential participants;

    4. Obtain from each plan participant who purchases a Section 403(b) annuity Contract, prior to or at the time of such purchase, a signed statement acknowledging the participant's understanding of (a) the restrictions on redemption imposed by Section 403(b)(11), and (2) other investment alternatives available under the employer's Section 403(b) arrangement to which the participant may elect to transfer his contract value.

SECTION 26(e) REPRESENTATIONS

    The Company further represents that fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

                                   SIGNATURES


    As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement and Pre-Effective Amendment to be signed on its behalf, in the City of Lincoln, and the State of Nebraska, on this 23rd day of July, 1998.


                                LINCOLN BENEFIT LIFE VARIABLE ANNUITY ACCOUNT
                                                (REGISTRANT)

                                By:        LINCOLN BENEFIT LIFE COMPANY
                                                   (DEPOSITOR)

                                By:            /s/ B. EUGENE WRAITH
                                     ----------------------------------------
                                                 B. Eugene Wraith
                                      PRESIDENT AND CHIEF OPERATING OFFICER


    As required by the Securities Act of 1933, this Registration Statement and Pre-Effective Amendment has been signed by the following persons in the capacities and on the dates indicated:



               SIGNATURE                            TITLE                    DATE
----------------------------------------  --------------------------  -------------------

          /s/ B. EUGENE WRAITH
----------------------------------------  President, Chief Operating     July 23, 1998
            B. Eugene Wraith                Officer and Director
     (PRINCIPAL EXECUTIVE OFFICER)

           /s/ ROBERT E. RICH             Executive Vice President
----------------------------------------    and Director                 July 23, 1998
             Robert E. Rich

        /s/ RANDY J. VON FUMETTI
----------------------------------------  Senior Vice President          July 23, 1998
          Randy J. Von Fumetti              Treasurer and Director
     (PRINCIPAL FINANCIAL OFFICER)

         /s/ JANET P. ANDERBERY
----------------------------------------  Vice President and             July 23, 1998
           Janet P. Anderbery               Controller
     (PRINCIPAL ACCOUNTING OFFICER)

                                          Vice Chairman of the Board
----------------------------------------    of Directors                 July   , 1998
            Peter H. Heckman

                                          Chairman of the Board of
----------------------------------------    Directors and Chief          July   , 1998
           Louis G. Lower, II               Executive Officer

          /s/ THOMAS R. ASHLEY
----------------------------------------  Director                       July 23, 1998
            Thomas R. Ashley

               SIGNATURE                            TITLE                    DATE
----------------------------------------  --------------------------  -------------------

          /s/ DAVID A. BEHRENS
----------------------------------------  Director                       July 23, 1998
            David A. Behrens

        /s/ JOHN H. COLEMAN III
----------------------------------------  Director                       July 23, 1998
          John H. Coleman III

           /s/ JOHN J. MORRIS
----------------------------------------  Director                       July 23, 1998
             John J. Morris

          /s/ DOUGLAS F. GAER
----------------------------------------  Director                       July   , 1998
            Douglas F. Gaer

----------------------------------------  Director                       July   , 1998
              Kevin Slawin

----------------------------------------  Director                       July   , 1998
           Michael J. Velotta

          /s/ CAROL S. WATSON
----------------------------------------  Director                       July 23, 1998
            Carol S. Watson

            /s/ DEAN M. WAY
----------------------------------------  Director                       July 23, 1998
              Dean M. Way

----------------------------------------  Director                       July   , 1998
           Patricia W. Wilson

                               INDEX TO EXHIBITS
                                      FOR
                       REGISTRATION STATEMENT ON FORM N-4
                 LINCOLN BENEFIT LIFE VARIABLE ANNUITY ACCOUNT


 EXHIBIT NO.                                                        SEQUENTIAL PAGE NO.
-------------                                                       --------------------
          (9)   Opinion of Counsel
                Consent of Counsel

         (10)   Consent of Independent Auditors

         (13)   Performance Calculations